Form 20-F
period 1997-12-31
ELECTROCON INTERNATIONAL INC
filed 1998-09-01
CIK 835538

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ _ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

[   ]     TRANSITION  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934

                         Commission File Number: 0-17250

                          ELECTROCON INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                                Prosperity Centre
                                  8/F, Block B
                             77 Container Port Road
                                   Kwai Chung
                           New Territories, Hong Kong
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

          Securities registered pursuant to Section 12(g) of the Act:
                    Common Shares,$0.0001 par value per share

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:
                                      NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 7,160,420 Common Shares, par value $0.0001, were issued and outstanding as of December 31, 1997.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                   Part I                                   Page

Item 1   Description of Business..........................................    1
Item 2   Description of Property..........................................   11
Item 3   Legal Proceedings................................................   12
Item 4   Control of Registrant............................................   12
Item 5   Nature of Trading Market.........................................   13
Item 6   Exchange Controls and Other Limitations
            Affecting Security Holders....................................   13
Item 7   Taxation.........................................................   14
Item 8   Selected Financial Data..........................................   14
Item 9   Management's Discussion and Analysis of Financial
            Condition and Results of Operations...........................   17
Item 10  Directors and Officers of Registrant ............................   21
Item 11  Compensation of Directors and Officers...........................   22
Item 12  Options to Purchase Securities from Registrant or Subsidiaries...   23
Item 13  Interest of Management in Certain Transactions...................   23

                                     Part II

Item 14  Description of Securities to be Registered.......................   24

                                    Part III

Item 15  Defaults upon Senior Securities..................................   24
Item 16  Changes in Securities and Changes in
            Security for Registered Securities............................   24

                                     Part IV

Item 17  Financial Statements.............................................   24
Item 18  Financial Statements.............................................   24
Item 19  Financial Statements and Exhibits................................   25

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 1 - "Description of Business."

     Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

                                     PART I

Item 1. Description of Business

     As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to Electrocon International Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries.

The Company

     Electrocon International Inc. ("the Company") was incorporated in March 1988 as a limited liability International Business Company under the laws of the British Virgin Islands to serve as a holding company for the Company's wholly owned subsidiary, Electrocon Products Limited ("EPL"), a Hong Kong corporation. As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, from owning real estate in the British Virgin Islands and from acting as a bank or insurance company. The Company was incorporated in the British Virgin Islands principally to facilitate trading in its shares. The government of Hong Kong imposes duty on the transfer of securities of Hong Kong corporations. No such duty is imposed by the British Virgin Islands, and the Company is also exempt from income tax in the British Virgin Islands. The Company's corporate administrative matters are conducted through its registered agent, CITCO Trust Corporation Limited, Wickhams Cay, P. O. Box 662, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at Prosperity Centre, 8/F, Block B, 77 Container Port Road, Kwai Chung, New Territories, Hong Kong; telephone: 852-2481-6022; facsimile: 852-2481-5804.

     The Company is a diversified, Hong Kong-based holding company that conducts operations through its subsidiaries primarily in two separate business segments -- the distribution of semiconductor products (primarily computer chips) to small and medium-sized manufacturers located in Hong Kong and China and the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong, Macau and China. In 1995, the Company also entered the business of distributing personal computer products, and in 1996 it entered the business of distributing non-personal computer related products.

     The Company's  principal operating entities are Electrocon Products Limited
("EPL"),  Electrocon  (PRC)  Limited  ("EPRC"),   Bothgreat  Technology  Limited
("Bothgreat") and China Electrocon Ltd. ("CEL").

Electrocon Products Limited

     EPL, the operating entity through which the Company conducts its chip distribution business, was incorporated under the laws of Hong Kong as a limited liability company in 1978 and became a wholly-owned subsidiary of the Company in May 1988. (See "Computer Chip Distribution Business.") EPL's total 1997 sales, including sales to affiliates, were approximately $22,624,679, on which its net income was $40,055. EPL sells the chips produced by a number of well-known semiconductor producers to small and medium-sized manufacturers in Hong Kong and China. EPL serves as a distributor for Texas Instruments Asia Limited ("TI HK"), the Hong Kong subsidiary of Texas Instruments Incorporated, to sell TI HK's broad-based semiconductor product lines in the Hong Kong market. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997. EPL also serves as the distributor for Cylink Corporation, Sensory Circuits, Inc., Silicon Systems Incorporated, Linfinity Microelectronics Inc., Integrated Silicon Solution, Inc. and TDK Semiconductor Corporation in Hong Kong and China. The Company has continued to expand the number of semiconductor manufacturers it represents and the variety of chips it sells. (See "Computer Chip Distribution Business.")

Electrocon (PRC) Limited

     EPRC, a Hong Kong corporation, was formed in 1993 as a wholly-owned subsidiary of EPL for the purpose of marketing and distributing the TI line of chips in China. The function of the EPRC liaison office, which is located in Shenzhen, China, is to contact new customers and take orders on behalf of EPL. EPRC does not directly sell chips to these customers, as such an arrangement is not legal in China unless the Company forms a joint venture with a local corporation or person. EPRC's total 1997 sales, including sales to affiliates, were approximately $7,347,334, and it incurred a net loss of approximately $93,604.

Bothgreat Technology Limited

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat, a Hong Kong corporation, from two officers and directors of the Company. Bothgreat is a distributor of golf course irrigation products and systems and turf equipment for sales in Hong Kong, Macao and China. During 1997, Bothgreat's total sales were $5,934,683, and its net loss was $226,054.

China Electrocon Ltd.

     On August 2, 1995, EPRC entered into a Partnership Agreement with Segos Electronics (HK) Limited ("Segos"), a non-affiliate, to develop CEL as a joint venture subsidiary organized in China. CEL is 50% owned by EPRC and 50% owned by Segos. CEL distributes personal computer products and currently has a network of seven branches in China.

Computer Chip Distribution Business

     The Company, principally through EPL and EPRC, is engaged in the distribution and sale of computer chips in Hong Kong and China. The Company acts as agent or distributor for a number of well-known semiconductor manufacturers in Hong Kong, the United States and elsewhere. (See "Suppliers.") The Company's customers, primarily small and medium-sized manufacturers or traders, all of which are located in Hong Kong and China, use the chips in a variety of electronic products, principally personal computers and consumer electronics products. This segment of the Company's business accounted for approximately 79.6% of its operating revenues for the year ended December 31, 1997. Management of the Company intends to continue their efforts to reduce the Company's dependence on commodity chips used in the manufacture of clocks and other commodity products and to concentrate on more profitable lines of chips. (See "Competition.")

     The Company sells hundreds of types of chips, from standard "off-the-shelf" chips, which account for approximately 75% of the revenues derived from chips sold by the Company, to "high-tech" microprocessors. "Off-the-shelf" chips include various general purpose computer and memory chips. The group of custom and semi-custom chips, which includes ASICs (application specific integrated circuits), programmable logic devices, standard cell components and chips with gate arrays, accounts for approximately 25% of the chips sold by the Company. There was no shortage of chips in 1997, and there was a continuous supply of all variety of chips.

Customers and Marketing

     The Company's chip customers, all in Hong Kong and China, are primarily small and medium-sized manufacturers and traders who purchase chips for use in a variety of electronic products. These products include personal computers and peripherals (approximately 40%), calculators, radios, audio equipment and other consumer electronics (approximately 30%), telecommunications (approximately 25%) and others (approximately 5%). The Company supplies over 600 customers in Hong Kong and 200 customers in China, with no individual chip customer accounting for over 10% of the Company's 1997 chip sales. Total sales of chips and electronic spare parts were $23,151,881 during 1997 compared to $47,679,740 in 1996. The decline in the Company's revenues from its semiconductor business in 1997 was primarily due to the elimination in 1997 of the DRAM product line of chips previously supplied by TI HK. (See "Suppliers," below.)

     As no single customer accounted for more than 10% of the Company's chip sales during 1997, the Company believes that the loss of a single customer would not have a material adverse impact on its revenues and earnings.

     The Company estimates that the worldwide semiconductor industry grew in 1997 by approximately 14%, while the semiconductor industry in Hong Kong is estimated to have grown by approximately 30%. The Company's revenue from its chip business declined by approximately 51% during 1997, primarily as a result of its elimination of TI HK's DRAM product line. (See "Suppliers," below.) The Company forecasts that chip demand will continue to grow in the entire Eastern Asian region and that China will offer the greatest potential for growth during the next several years. The Company has established a liaison office in Shenzhen, PRC with the intent of benefiting from opportunities that may arise in China.

     For the most part, advertising and market promotion expenses for particular products for which the Company acts as a distributor are incurred by the chip manufacturers who supply the chips to the Company. The Company's costs for marketing such products are thus minimal.

Suppliers

     In Hong Kong, the Company represents, either as distributor or agent, several of the world's largest semiconductor manufacturers. The Company has done business with TI HK for over 15 years. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997. The Company has in the past also distributed the chips of Unitrode, a California company. Unitrode and several other of the Company's suppliers, taken together, accounted for approximately 5% of the Company's business in 1996. Due to technological obsolescence in the Unitrode line of chips, the Company became unable to market those chips in Hong Kong and China. As a consequence, Unitrode terminated its distributorship agreement with EPL as of February 15, 1997. The Company has since signed agreements with TDK Semiconductor Corporation and other well-known vendors to serve as alternate sources of chips. The Company also represents numerous California companies, including Zilog, Inc. (which supplied approximately 13% of the chips sold by the Company during 1997), SEEQ Technology Inc., Quality Technology, Inc., Integrated Circuits Systems and others which together accounted for approximately 40% of the Company's business in the year ended December 31, 1997. The Company represents these manufacturers on a non-exclusive basis in Hong Kong, and represents TI HK on a non-exclusive basis in Hong Kong and China.

     Most of the Company's arrangements with its suppliers are evidenced by formal distributorship or sales representative agreements that are typically non-exclusive and are for a period of one year. The Company's agreement with TI HK authorizes the Company to market and distribute the TI line of chips in China. The Company's agreements with other suppliers authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China. To date, the Company has not experienced any problems in renewing most agreements, and the Company believes that it has a fairly stable relationship with its suppliers. The Company has no set return policies with its existing suppliers.

Seasonality and Backlog

     The seasonal cycles in the Company's business are related to the seasonal cycles in the electronics business generally and the types of finished products made with chips supplied by the Company. Sales of the Company's chips that are incorporated into toys, clocks and radios, for example, generally increase from April through October, as the manufacturers of these consumer products increase their production in anticipation of the Christmas holiday season. Sales of the Company's chips used in computers are steady throughout the year. To facilitate fast, "off-the-shelf" delivery, the Company currently maintains an average inventory of approximately four weeks of sales. As of December 31, 1997, the Company's inventory of chips was valued at approximately $2,501,729. Approximately 78% of these inventories represent the most commonly sold commodity items and have a relatively fast turnover. The 22% remainder represents custom and semi-custom items or add-on cards. New and improved chips are constantly being developed. As a consequence, inventories of chips can be rendered obsolete within relatively short periods of time. Although the Company has not regularly experienced technological obsolescence in its inventories, it did write off $6,951 of inventory in 1997 as obsolete and, therefore, of no further value to the Company.

Transportation

     At present, the Company incurs minimal transportation costs in its chip distribution business, as its customers are located in Hong Kong and China. The Company bears all transportation costs on shipments of chips from local suppliers in Hong Kong to customers in Hong Kong and China. The Company paid an insignificant amount in transportation costs in 1997. Transportation costs may increase somewhat if the Company further expands its business into China or other countries.

Competition

     The sale and marketing of computer chips is a highly competitive business. The Company's major competitors are other authorized distributors and agents for the products the Company represents as well as other product lines. A number of the major manufacturers, such as Motorola, National Semiconductor Ltd., Toshiba and NEC, also market their own products. These companies, however, sell primarily to larger customers, while the Company markets to small and medium-sized customers. The Company's major competitors in Hong Kong are Atek Electronics, Free Tune Electronics, WPI HK Ltd., Texny GloryTact and Marubun in Hong Kong, and Gold Insignia, Arrow China and Gaintune in China. In addition to these main competitors, the Company estimates that there are thousands of small to medium-sized companies that compete with the Company. These companies have lower overheads than the Company and are, therefore, aggressively price competitive. The Company's success in the market is primarily due to its price, reliability, technical support and excellent customer service.

Turf and Irrigation Business

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat Technology Limited ("Bothgreat"), a Hong Kong corporation that was controlled by Edward Y.F. Ting and Frederick T.F. Ko, both of whom were officers and directors of the Company. Bothgreat was organized in 1992 to act as a distributor of golf turf and irrigation systems to businesses in China. Bothgreat currently acts as a non-exclusive distributor for several American companies that manufacture such products, such as Rain Bird, John Deere, Club Car and J.R. Simplot. Bothgreat's distributorship agreements are one-year agreements covering China (south of the Pearl River delta) and Macau.

     Bothgreat has organized its operation among two divisions -- irrigation and turf equipment -- and attempts to compete in its markets by providing better service to its customers than do its competitors. In 1997 Bothgreat's net sales were $5,934,683, with a net loss of $226,054. Of the more than 100 customers of Bothgreat, no one customer accounted for 10% or greater of the net sales for 1997.

Other Investments and Activities

     The Company did not acquire or dispose of any investments or engage in any other business activities during the fiscal year ended December 31, 1997.

Government Regulation

     United States export laws impose restrictions on the export and re-export of all U.S.-origin goods and technology, whether shipped directly from the U.S. or from foreign subsidiaries or affiliates of U.S. companies. The primary purpose of these restrictions is to prevent certain strategic goods and technology from being delivered to communist and other "restricted" destinations. Thus, exporters may generally ship U.S.-origin goods and technology only under an export license granted by the United States Department of Commerce and only upon receipt from the importer of certain representations as to the final destination of the goods or technology being shipped. Further, neither the exporter, the importer nor any other person may, without Department of Commerce approval, re-export U.S.-origin goods or technology or foreign products containing U.S.-origin parts or components or based on technical data of U.S.-origin from the authorized destination to any other restricted destination. Since most of the Company's chip suppliers are either U.S. companies or subsidiaries or affiliates of U.S. companies, and its customers use U.S.-origin components, virtually all of the chips sold by the Company are subject to U.S. export laws. U.S. export laws also apply to the components (and end products using these components) obtained from U.S. suppliers for the Company's electronics business.

     The export and import of goods into and out of Hong Kong must be made under a license granted by the Hong Kong government. The Company may also be subject to the import, export and trading laws of other countries where it does or may do business.

     A violation of any export, import or trading law by the Company or any of its affiliates or suppliers that results in the denial of export or trading privileges to any of such parties could have a material adverse effect on the Company and its operations. The Company believes that it is in compliance with all applicable export, import and trading laws and that it has taken all steps necessary to ensure continued compliance with such laws. The Company is also not aware of any denial orders restricting the ability of any of its suppliers from exporting chips or components to the Company. However, there can be no assurance that such an order will not be issued in the future.

Employees

     As of March 31, 1998, the Company employed 63 persons on a full-time basis, of whom 35 were associated with its chip distribution business, 27 were associated with its turf and irrigation equipment business and one employee was a full-time management employee employed by Electrocon International Inc. In addition, CEL has 20 employees. The Company and its subsidiaries are not parties to any material labor contract or collective bargaining agreement.

Licenses, Franchises, Concessions and Royalty Agreements

     As of December 31, 1997, the Company has no licenses, franchises, concessions or royalty agreements that are material to its business as a whole, except for the distributorship and sales representative agreements with its chip and golf related products suppliers.

Patents and Trademarks

     As of December 31, 1997, the Company does not hold and has not applied for any patents or trademarks in the United States or other countries.

Certain Foreign Issuer Considerations

     Transfer of Sovereignty over Hong Kong to China. The principal executive offices of the Company and all operations and assets of the Company are located in Hong Kong and China. Prior to July 1, 1997, Hong Kong was a British Crown Colony with responsibility for administering its own internal affairs. After several years of negotiations concerning Hong Kong's future, Great Britain and China signed (December 1984) and ratified (May 1985) the Sino-British Joint Declaration on the Future of Hong Kong (the Sino-British Agreement). Pursuant to the Sino-British Agreement, Hong Kong was restored to China on July 1, 1997.

     Ownership of Real Property. All land in Hong Kong is owned by the Government of the Hong Kong Special Administrative Region (the Government). Prior to July 1, 1997, the Government granted Crown Leases to persons, firms and corporations on the basis of an annual crown rental payment and other terms and conditions therein contained. Crown Leases were freely assignable during their term. In implementation of the Sino-British Agreement, the New Territories Leases (Extension) Ordinance was enacted and came into effect on April 25, 1988. Pursuant to that Ordinance, all leases in the New Territories of Hong Kong were extended up to June 30, 2047. Such extension was at no premium but was subject to an annual fee equivalent to 3% of the ratable value of the property to be charged with effect from the date on which the original lease would have expired.

     The land ownership system in China is similar to Hong Kong, in which all land is owned by the government. The Chinese government and its various government instrumentalities grant leases to persons, firms and corporations on the basis of an annual rental payment and other terms and conditions. Such leases are generally freely transferable during their term.

     Enforceability of Certain Civil Liabilities and Certain Foreign Issuer Considerations. The Company is a British Virgin Islands holding corporation. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any action brought against it under the securities laws of the United States, including actions predicated upon civil liability provisions of the United States securities laws. In addition, most of the Company's officers and directors reside outside the United States and most of the assets of these persons and of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws. The Company has been advised by its British Virgin Islands counsel and by its Hong Kong counsel that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely on the civil liability provisions of the United States securities laws.

     The Company has been advised by its counsel that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full;
(iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders.
Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e. in the name of and for the benefit of the company and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a United States company.

Risk Factors

THIS ANNUAL REPORT  CONTAINS  FORWARD-LOOKING  STATEMENTS  WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION APPEARING IN THIS ANNUAL REPORT, THE FOLLOWING FACTORS, AMONG OTHERS, IN EVALUATING THE COMPANY AND ITS BUSINESS.

     Important Factors Related to Forward-Looking Statements and Associated Risks. The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission (the "Commission"), in press releases and in reports to shareholders. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that competitive conditions affecting the Company will not change materially or adversely, that demand for the Company's products will be strong, that the Company will retain existing key management personnel, that the Company's forecasts will accurately anticipate market demand and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized.

     In addition, as disclosed elsewhere under other risk factors, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this "safe harbor" the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements included in this Annual Report on Form 20-F.

     China and Hong Kong and the Sino-British Agreement. The principal executive and corporate offices of the Company and all operations and assets of the Company are located in Hong Kong and China. Prior to July 1, 1997, Hong Kong was a British Crown Colony with responsibility for administering its own internal affairs. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. Although management believes that any changes in conditions in Hong Kong are not likely to have a material effect upon the Company, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

     The Hong Kong dollar and the United States dollars have been fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983. The Chinese government has expressed its intention in the basic law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong is transferred to China. There can be no assurance that this will occur and the Company could face increased currency risks if the current exchange rate mechanism is changed.

     Internal Political and Other Risks. The Company maintains several branches in China and serves as distributor of certain products in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Under Deng Xiaoping's leadership, the Chinese government pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. With the death of Deng Xiaoping there can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power, water supplies, transportation and communications. If for any reason the Company were required to discontinue doing business in China, the Company's profitability would be substantially impaired.

     Uncertain Legal System and Application of Laws. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     Inherent Risks of Doing Business in China. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices are common in China. There can be no assurance that the Company will not suffer losses relating to such practices.

     Relations Between China and Taiwan. Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. The general election in Taiwan in 1996 heightened tensions between them. Although not directly a threat to the Company, peaceful and normal relations between China and its neighbors reduces the potential for events which could have an adverse impact on the Company's business.

     Asian Economic Problems. Recently, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, several Asian countries have experienced a number of bank failures and consolidations. The Company does not believe that the declines in Southeast Asia will affect the demand for the Company's products. However, because the Company sells most of its products in Hong Kong dollars and pays for most of its products in U.S. dollars, a devaluation in the Hong Kong dollar, if such were to occur despite assurances to the contrary by the Chinese government, would have a material adverse effect on the Company's operations. Investors are cautioned that there can be no assurance that the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

     Dependence on Single Major Supplier. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision in 1997 to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997. Discontinuance of the TI HK DRAM product line has had a material adverse effect on the Company's revenues. Management anticipates that the demand for TI HK's other product lines will increase in 1998 and that the Company will purchase a substantially higher percentage of its computer chips in 1998 from TI HK. However, there can be no assurance that this will be the case or that the Company will succeed in obtaining new suppliers to replace the revenues lost by discontinuing the DRAM line of computer chips.

     Dependence on Key Personnel. The Company's future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon the Company's ability to attract and retain other qualified personnel. In particular, the Company is largely dependent upon the continued efforts of Mr. Edward Ting, the Company's President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chairman of its Board of Directors, and Mr. Clement Cheung, Secretary, Treasurer and a director of the Company. To the extent that the services of Mr. Ting or Mr. Cheung would be unavailable to the Company, the Company would be required to obtain other personnel to perform the duties that they otherwise would perform. There can be no assurance that the Company would be able to employ another qualified person or persons, with the appropriate background and expertise, to replace Mr. Ting or Mr. Cheung on terms suitable to the Company.

     Potential Fluctuations in Operating Results. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond the control of the Company. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock.

     Year 2000. The Company has customized business management software developed by a local Hong Kong company. Management of the Company is in the process of evaluating its software to ensure that it is Year 2000 compliant and has engaged a programmer to perform this task. Management believes that this software will be Year 2000 compliant by the end of 1998; however, there can be no assurance that the Company's software will function properly in the year 2000. Computer malfunctions due to Year 2000 problems could have a material adverse effect on the Company's operations.

     Enforceability of Civil Liabilities. The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in actions brought against the Company, including actions predicated upon civil liability provisions of federal securities laws. In addition, most of the Company's officers and directors reside outside the United States and most of the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of U.S. securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Islands counsel that there is substantial doubt as to the enforceability against the Company or any of its directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws.

     Certain Legal Consequences of Incorporation in the British Virgin Islands. The Company is organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from, and may not be as protective of shareholders as, those that would apply if the Company were incorporated in a jurisdiction within the United States.
Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum or Articles of Association, a change in the Company's authorized capital and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations, and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon U.S. securities laws.

     Exemptions under the Exchange Act as a Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, and though its Common Stock is registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends and other factors.

Item 2. DESCRIPTION OF PROPERTY

British Virgin Islands

     The registered office of the Company is located in the CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such office, through the Company's registered agent, CITCO Trust Corporation Limited. The material properties of the Company and its subsidiaries, both owned and leased, are described below.

Hong Kong

     Commercial Property. Since October 1989, the Company's principal executive offices have been located in the Prosperity Centre, Kwai Chung, Hong Kong. This facility, consisting of approximately 3,725 square feet on the third floor and approximately 7,500 square feet on the eighth floor, houses the Company's executive offices and a warehouse facility. The Company leases the space through EPL from an unaffiliated company for a base rent of approximately $7,949 per month and additional expenses of approximately $2,860 per month in maintenance and other fees. The lease expires on September 6, 1999.

     Residential Property. Since 1992, the Company has provided its President, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement. (See Item 11, "Compensation of Officers and Directors," Item 13, "Interest of Management in Certain Transactions," and Note 11 to the Financial Statements included herewith.)

China

     The Company leases a commercial property consisting of approximately 1,762 square feet at Bellview Tower, Lo Hu District, Shenzhen City, Guangdong Province, China which it utilizes for its China liaison office. The property is owned by Mr. Edward Ting, the President of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires May 31, 2000. (See Item 13, "Interest of Management in Certain Transactions.")

     In 1995, the Company purchased two townhouse units located at Oriental Pearl Gardens, Units B8 and B9, in Shanghai, China, which are utilized as offices and staff quarters for EPL and Bothgreat. Each unit consists of approximately 1,500 square feet. The purchase price of each property was approximately $150,000. The purchase prices were paid in full in 1995.

Item 3. LEGAL PROCEEDINGS

     The Company is not aware of any legal proceedings contemplated by any governmental authority involving the Company, its subsidiaries or their property. No director, officer or affiliate of the Company or any associate of a director, officer or affiliate of the Company is an adverse party or has an adverse interest in any legal proceedings involving the Company or its subsidiaries. The Company and its ordinary subsidiaries are not parties to any legal proceedings other than routine litigation incidental to their businesses, nor are there any pending material legal proceedings with respect to the property of the Company and its subsidiaries.

Item 4. CONTROL OF REGISTRANT

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 1, 1998, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

       Identity of                    Amount                       Percent of
    persons or groups           Beneficially Owned                    Class
    -----------------           ------------------                    -----
Group consisting of           1,804,500 shares(1),(3)                 25.20%
Edward Ting, Viola Ting
and David Nominees
Limited
Officers and directors        1,844,500 shares(2),(3)                 25.76%
as a group (3 persons)

--------------------

(1) Of these shares, 588,250 shares are owned outright by Edward Ting, an officer and director of the Company, 911,250 shares are held in trust for him by David Nominees Limited and 305,000 shares are owned outright by his wife, Viola Ting. Mr. Ting is deemed to be the beneficial owner of the Common Stock held by David Nominees Limited and may be deemed to be the beneficial owner of the Common Stock owned by Viola Ting. Mr. Ting disclaims ownership of the Common Stock owned by his wife.

(2) Includes the share ownership of David Nominees Limited, as this entity holds its shares in trust for Edward Ting, the share ownership of Viola Ting, as she is Edward Ting's wife and a director of the Company, and the share ownership of Clement Cheung, an officer and director of the Company.

(3) Does not include 365,163 shares held by an entity of which Edward Ting and Clement Cheung are officers and directors.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. NATURE OF TRADING MARKET

     The Company's Common Stock is traded only in the United States over-the-counter market. The Common Stock has been quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") under the trading symbol "EPLTF."

     The table set forth below presents the range, on a quarterly basis, of high and low sale prices per share of Common Stock as reported by NASDAQ for the last two fiscal years and for the first two quarters of the fiscal year ending December 31, 1998. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

   Quarter Ended                     High                        Low
   -------------                     ----                        ---
    Fiscal 1996
March 31, 1996                      $3 1/2                    $1 15/16
June 30, 1996                       $2 7/8                    $1 13/16
September 30, 1996                  $1 1/8                    $1
December 31, 1996                   $1 3/16                   $1
       Fiscal 1997
March 31, 1997                      $2 1/16                   $1
June 30, 1997                       $1 3/16                   $   1/2
September 30, 1997                  $1 3/4                    $   5/8
December 31, 1997                   $1 15/16                  $   3/4

  Quarter Ended                       High                      Low
  -------------                       ----                      ---
   Fiscal 1998
March 31, 1998                      $2 1/16                   $1
June 30, 1998                       $1 1/8                    $   19/32

     Transfer Agent. The transfer agent for the Company's securities is Corporate Stock Transfer, Inc., Denver, Colorado.

Item 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no exchange control restrictions on payments of dividends on the Company's Common Stock or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of profits regarding the Company's China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company's financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Company's securities.

Item 7.  TAXATION

     No reciprocal tax treaty regarding withholding exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If the Company were to pay a dividend, the Company would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder would be treated as dividend income for United States federal income tax purposes. Such dividends would not be eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. Shareholders of the Company are urged to consult their tax advisors with regard to such possibilities and their own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Item 8. SELECTED FINANCIAL DATA

     The selected financial information set forth below is derived from the audited Consolidated Financial Statements of the Company, which are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and stated in United States dollars. The Consolidated Financial Statements at December 31, 1996 and 1997 and for the fiscal years ended December 31, 1995, 1996 and 1997 have been audited by independent auditors and appear elsewhere herein. The Consolidated Financial Statements at December 31, 1993, 1994 and 1995 and for the fiscal years ended December 31, 1993 and 1994 also have been audited by independent auditors but do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, related Notes and Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

     The Company prepares its financial statements in U.S. dollars for the following reasons: (i) the Company is incorporated in the British Virgin Islands, whose currency is the U.S. dollar; (ii) the Company conducts the majority of its business transactions in U.S. dollars; and (iii) the exchange rate between the Hong Kong dollar and the United States dollar has been fixed at
7.80 Hong Kong dollars to $1.00 U.S. since 1983. Accordingly, there are no material adjustments on the translation of Hong Kong dollar amounts into U.S. dollar amounts.


                                              Selected Financial Data
                                         (Stated in United States dollars)

                                              Year Ended     Year Ended       Year Ended     Year Ended    Year Ended
                                               Dec. 31,       Dec. 31,         Dec. 31,       Dec. 31,      Dec. 31,
                                                 1993           1994             1995           1996          1997
                                                 ----           ----             ----           ----          ----
Statement of
Operations Data(1)
------------
Net Sales                                      26,573,978     32,739,471     45,094,812     53,510,211     29,086,564

Gross Profit on Sales                           3,543,014      2,175,917      4,666,282      3,431,425      3,274,858

Selling,
Administrative
and General Expenses
                                                2,680,370      2,306,037      3,227,311      3,563,450      3,502,226

Income (Loss)
from Operations                                   862,644       (130,120)     1,438,971       (132,025)      (227,368)

Other Income - Net                                 69,085         47,571        373,892         83,903        151,115

Income (Loss) from
Continuing Operations
before Income
Taxes
                                                  852,435       (281,504)     1,672,647       (153,865)      (345,805)

Provision (Credit) for Income Taxes
                                                  669,308         57,094        261,865       (106,086)        21,041

Net Income (Loss) before Minority Interest

                                                  183,127       (338,598)     1,410,782        (47,779)      (366,846)

Minority Interest                                 (13,255)        (2,195)       (32,211)

Net Income (Loss) from Continuing Operations

                                                  169,872       (340,793)     1,378,571        (47,779)      (366,846)

Loss from Disposal of Discontinued Business

                                                 (861,578)

Net Income (Loss)                                (691,706)      (340,793)     1,378,571        (47,779)      (366,846)

Net Income (Loss) per Common Share
and Common Share Equivalent (2)
    Continuing
    Operations

    Discontinued                                   0.0216        (0.0520)        0.2095        (0.0073)        (0.054)
    Operations

                                                  (0.1096)
                                                  (0.0880)       (0.0520)        0.2095        (0.0073)        (0.054)




                                              Selected Financial Data
                                         (Stated in United States dollars)

                                Year Ended          Year Ended        Year Ended        Year Ended      Year Ended
                               Dec. 31, 1993      Dec. 31, 1994     Dec. 31, 1995     Dec. 31, 1996    Dec. 31, 1997
                               -------------      -------------     -------------     -------------    -------------
Balance Sheet
Data (1)
------------------

Accounts Receivable-Net
                                  3,450,844         3,677,746         4,101,452         4,791,683         5,738,649

Inventories                       3,236,458         2,672,388         3,498,279         4,444,163         3,394,900

Total Current
Assets                           10,863,532        10,452,960        11,869,356        13,464,919        13,165,590


Fixed Assets-Net                    390,421           352,453         1,138,983         1,100,213         1,004,794

Total Assets                     11,333,953        10,907,946        13,266,160        14,827,854        14,393,400

Total Current

Liabilities                       9,703,995        10,348,474        11,147,000        12,913,878        11,860,603

Non-Current
Liabilities                           3,263            44,179           168,679            11,274            25,148

Stockholders'
Equity                            1,600,620           487,023         1,950,481         1,902,702         2,507,649

----------------------

(1) Assets and liabilities are translated into United States dollars using the approximate rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate in effect during the period.
     The exchange  rate has  remained  fixed at 7.80 Hong Kong dollars to $1. 00
     U.S. since 1983.

(2)  Before  extraordinary  items.  Based on 6,780,844 shares for the year ended
     December 31, 1997,  6,624,211  shares for the year ended December 31, 1996,
     6,579,082 shares for the year ended December 31, 1995, 6,553,211 shares for the year ended December 31, 1994, and 7,861,211 shares for the year ended
     December 31, 1993.

(3) Reclassifications have been made to prior year amounts to conform to the 1997 presentation. These reclassifications had no impact on net income
     (loss) or stockholders' equity.


     The Company has no set dividend policy, and future dividends, if any, will depend on the Company's net income, financial position and capital requirements, economic and market conditions, industry standards and other factors. Accordingly, there is no assurance that future dividends will be paid.

Item 9.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following  discussion and analysis  should be read in conjunction  with
Item 8, "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

Overview

     During 1997, the Company derived its revenues from two primary facets of operations, namely distribution and sales of computer chips in Hong Kong and China and distribution and sales of turf and irrigation equipment in China, Hong Kong and Macau.

     Computer Chip Business. The Company is currently an agent and distributor for a number of well-known suppliers of computer chips through EPL. In 1997, as in previous years, the Company purchased more chips from TI HK than from any other supplier. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997. The Company has in the past also distributed the chips of Unitrode, a California company. Unitrode and several other of the Company's suppliers, taken together, accounted for approximately 5% of the Company's business in 1996. Due to technological obsolescence in the Unitrode line of chips, the Company became unable to market those chips in Hong Kong and China. As a consequence, Unitrode terminated its distributorship agreement with EPL as of February 15, 1997. The Company has since signed agreements with TDK Semiconductor Corporation and other well-known vendors to serve as alternate sources of chips. (See Item 1, "Description of Business-Computer Chip Distribution Business.") The Company's distribution and representation agreements with these manufacturers are typically non-exclusive and are for a period of one year, at which time they are renewable. The Company's agreement with TI HK authorizes the Company to market and distribute the TI line of chips in China. The Company's agreements with other suppliers authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China. The Company now sells computer chips to over 600 small and medium-size Hong Kong customers and over 200 small and medium-size Chinese customers. Net sales for the computer chip business were approximately $23,151,881 for the year ended December 31, 1997.

     Turf and Irrigation Equipment Business. The Company commenced its business of distributing and selling turf and irrigation equipment in China in 1993. The products include Rain Bird irrigation systems and John Deere and Club Car golf cart and utility vehicles. The Company supplied Rain Bird irrigation systems to golf courses in Hong Kong and Macau, and sold golf and turf equipment to over 30 golf courses in Hong Kong, China and Macau. Net sales in 1997 from this business were approximately $5,934,683.

Results of Operations

     The following table sets forth selected income data as a percentage of net sales for the fiscal years indicated.

                                           Year ended December 31,
Income Statement Data                     1995      1996      1997
                                          ----      ----      ----

Net sales                                100.0%    100.0%    100.0%
Cost of sales                            (89.7)    (93.6)    (88.7)
Gross profit                              10.3       6.4      11.3
Selling, administrative and
   general expenses                       (7.1)     (6.7)    (12.0)
Operating income/(loss)                    3.2      (0.3)     (0.7)
Income (loss) before income tax            3.7      (0.3)     (1.2)
Income tax (expense)/benefit              (0.6)      0.2      (0.1)
Income (loss) before minority interest     3.1      (0.1)     (1.3)
Minority interest                         (0.1)       --        --
Net income/(loss)                          3.0%     (0.1)%    (1.3)%

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net Sales. Net sales from different industry segments were as follows:

                                       1996              1997          % Change
                                       ----              ----          --------

Semiconductor Business             $ 47,679,740      $ 23,151,881      (51.44)%
Turf and Irrigation
  Equipment Business                  5,830,471         5,934,683        1.79 %
                                   ------------      ------------        -----
                                   $ 53,510,211      $ 29,086,564      (45.65)%


     Net sales from the chip business decreased approximately 51% due primarily to the Company's strategic decision to drop the DRAM product line supplied by TI HK to avoid its exposure to volatile prices and other high risk factors associated with that product. As a result, the Company bought only 47% of its chips from TI HK in 1997, compared to 87% in 1996. The Company has since signed agreements with TDK Semiconductor Corporation and other well-known vendors to sustain its revenues and increase its gross margin.

     Net sales from the turf and irrigation equipment business increased modestly by 1.8%. Management believes that this increase would have been larger but for the volatility in the region following the economic crisis in Asia.

     Gross Margins. Gross margins were as follows:

          1996                       1997                      % Change
          ----                       ----                      --------

       $3,431,425                  3,274,858                   (4.56)%

     The slight decline in gross profit was due to the reasons explained above. Despite the significant decline in revenues, the Company was successful in obtaining new distributorships in Hong Kong and China. The new product lines improved the gross margin and enabled the Company to preserve its gross profit dollars.

     Selling Administrative and General Expenses. Selling, administrative and general expenses were $3,502,226 in 1997 compared to $3,563,450 in 1996, representing a 1.7% decrease. This decrease was due to austerity measures established by all the companies in the group.

     Other Income (Expenses), Net. The details of other income (expenses), net, are as follows:

                                                      Year Ended December 31,
                                                     1996                 1997
                                                     ----                 ----

Exchange gain                                      $ 37,418             $ 64,668
Others                                               46,485               86,447
                                                   --------             --------
                                                   $ 83,903             $151,115

     Other income increased from $46,485 in 1996 to $86,447 in 1997, an increase of approximately 85.96%. This increase was primarily the result of higher bank interest income and the write-back of certain unclaimed customer deposits.

     The Company's future operating results may be affected by a number of factors, including, but not limited to, sales price erosion uncertainties relative to Asian economic conditions, its ability to effectively integrate acquired products and operations in China, its ability to successfully maintain or increase market share and its ability to effectively manage fixed and variable expense growth relative to revenue growth.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Certain amounts have been reclassified to conform to the 1997 financial statement presentation. These reclassifications had no impact on net income
(loss) or stockholders' equity.

     Net Sales. Net sales from different industry segments were as follows:

                                       1995             1996         % Change
                                       ----             ----         --------

Semiconductor Business              $39,754,785      $47,679,740       19.9%
Turf and Irrigation
  Equipment Business                  5,340,027        5,830,471        9.2%
                                    -----------      -----------       ----
                                    $45,094,812      $53,510,211       18.7%

     Net sales from the chip business increased approximately 19.9% due to increased sales in China.

     The turf and irrigation equipment business registered a revenue increase of approximately 9.2% from 1995 to 1996 primarily because of additional revenue from existing customers in China.

     Gross Margins. Gross margins were as follows:

           1995                           1996                        % Change
           ----                           ----                        --------

        $4,666,282                     $3,431,425                     (26.5)%

     The significant decrease in the gross margins was primarily the result of pricing pressures of all of the Company's products in 1996.

     Selling Administrative and General Expenses. Operating expenses were $3,563,450 in 1996 compared to $3,227,311 in 1995, representing a 10.4%
increase. The increase was due to additional expenses incurred to open additional branches in China.

     Other Income (Expenses), Net. The details of other income (expenses), net are as follows:

                                                       Year Ended December 31,
                                                         1995          1996

Exchange gain                                            65,477        37,418
Gain on disposal of golf club memberships               207,220          --
Others                                                  101,195        46,485
                                                       --------      --------
                                                       $373,892      $ 83,903
                                                       ========      ========

     Other income decreased from $373,892 in 1995 to $83,903 in 1996, a decrease of approximately 77.6%. The decrease was primarily the result of a gain, in 1995, on the disposal of golf club memberships.

Liquidity and Capital Resources

     During the years ended December 31, 1995 and 1996, respectively, the Company generated $1,560,122 and $140,562 from operations, and during the year ended December 31, 1997, it lost $98,064 in operations before depreciation, amortization and other non-cash items. The Company also generated (used in) working capital of $94,879, $(292,569) and $632,279, resulting in net cash provided by (used in) operating activities of $1,655,001, $(152,007) and ($730,343) for the years ended December 31, 1995, 1996 and 1997, respectively. In 1997, the Company used funds for the purchase of property, plant and equipment amounting to $45,102. The Company also used $109,939 for repayments of its obligations under a capital lease and increased its restricted cash by $220,865. This was financed by short-term borrowings of $812,785 and advances from a director aggregating $127,639. This resulted in a net decrease in cash of $165,825. In 1995 and 1996, the Company used $647,237 and $109,777, respectively, for other normal business operations including the purchase of property, plant and equipment ($560,860), investment in an affiliated company ($192,308) and other immaterial items ($3,846) in the aggregate over the two years. For the years ended December 31, 1995 and 1996, the Company also used $193,835 and $171,296, respectively, for repayments of its obligations under a capital lease and increased its restricted cash by $931,527 and $341,998, respectively. The Company decreased its short-term borrowings by $20,446 in 1995 and increased its short-term borrowings by $205,440 in 1996, resulting in a net decrease in cash of $138,044 and $569,638 for the years ended December 31, 1995 and 1996, respectively.

     At June 30, 1998, the Company had approximately $15,000 in commitments for capital expenditures. This will be funded from internal sources.

     The Company is not aware of any commitments, contingencies or events within its control which may significantly change its ability to generate sufficient cash from internal or external sources to meet its needs.

Exchange and Dividend Controls

     The Company believes that there are no material restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.

Exchange Rates

     The Company sells most of its products in Hong Kong dollars and pays for most of its products in U.S. dollars. Because the Hong Kong dollar is fixed to the U.S. dollar and has been since 1983, the Company does not hedge exchange rate fluctuations between these currencies.

     The Company's financial statements have been stated in United States dollars, the official currency used in the British Virgin Islands. Although the operating facilities are located in Hong Kong and China, the United States dollar is the currency of the primary economic environment in which the Company's consolidated operations are conducted. The exchange rate between the Hong Kong dollar and the U.S. dollar has been fixed (7.80 Hong Kong dollars to $1.00 U.S.) since October 1983. The amounts in these financial statements are translated in accordance with the requirements of Statement of Financial
Accounting Standards No. 52, "Foreign Currency Translation." Under this translation method, adjustments resulting from translating the financial statements of certain foreign subsidiaries are recorded as a separate component of shareholders' equity.

Foreign Currency Exchange

     Uncertainty in world economies and the expectations for higher U.S. interest rates caused a gradual strengthening of the U.S. dollar during 1997. Most of the Company's total revenue was derived from sales in Asia. The net income effect of foreign currency exchange rate fluctuations versus the U.S. dollar on the Company's Asian operations was minimal.

Impact of Inflation

     Other than increased salary rates for all employees in Hong Kong and increased product prices, the Company believes that Hong Kong's recent increased inflation rate has not had a material impact on its business. The Company has generally been able to increase the prices of its products to keep pace with inflation, except for products that are earmarked for sale below market prices due to obsolescence. Moreover, the Company believes that any possible significant increases in material costs would also affect the entire electronics industry, and thus would not have a material negative impact on the Company's competitive position. In 1997, the inflation rate in Hong Kong was approximately 8.7%.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT

     The directors and officers of the Company at December 31, 1997 are identified below. The directors are elected at the annual meeting of shareholders and each serves until his successor takes office or until his earlier death, resignation or removal. The officers serve at the pleasure of the Board of Directors of the Company.

Name                      Age           Position with the Company
----                      ---           -------------------------

Edward Y. F. Ting         52            President, Chief Executive Officer,
                                        Chief Operating Officer, Chief Financial
                                        Officer, Chairman of the Board and
                                        Director

Clement W. Cheung         43            Secretary, Treasurer and Director

Viola Ting                55            Director

James Mak                 43            Director

Chris G. Mendrop          46            Director

     EDWARD Y. F. TING has served as Chief Executive Officer, Chief Financial Officer, Chairman of the Board, President and a director of the Company since its inception. He has served as the Company's Chief Operating Officer since April 1994. He has also served as Managing Director of EPL since March 1980, and served as an officer and director of several other entities during the time that they were subsidiaries of the Company.

     CLEMENT CHEUNG was elected a director of the Company in October 1992 and appointed Secretary and Treasurer in July 1997. Mr. Cheung joined EPL in 1990 as an accounting and administrative manager. Prior to joining EPL, Mr. Cheung was the controller for Econ Electronics Limited, which was acquired by the Company in 1990.

     VIOLA TING was elected a director of the Company in 1995. Mrs. Ting is a homemaker.

     JAMES MAK was appointed a director of the Company in March 1998. Mr. Mak is a manager of the Australian Consulate General where he is responsible for information technology and financial control functions. He was employed as general manager of EPL and as vice president, group operations of the Company from 1994 until 1996. Prior to joining EPL, Mr. Mak was the manager of management information systems of the Province of Nova Scotia in Canada. Mr. Mak received a Bachelor of Science degree, with honors, in Computer Science from the University of Manitoba in 1977 and a Masters of Business Administration degree from Dalhousie University in Canada in 1983.

     CHRIS G. MENDROP was appointed a director of the Company in March 1998. Mr. Mendrop has been Chief Executive Officer of Corporate Development Capital, Inc., an investment advisory and financial consulting firm located in Denver, Colorado, since July 1992. From December 1990 until its sale in December 1992, Mr. Mendrop was a principal of Asset Income Securities, Inc., a NASD member broker-dealer which provided financial consulting and placement agent services to alternate credit companies seeking asset securitization to access the capital markets. From May 1990 to July 1992, he served as Corporate Secretary to Western Acceptance Corporation, in which position he guided that company in financial policy and assisted in capital raising, in the development of the first insurance premium securitized financing in the United States and other asset backed financing. Mr. Mendrop holds a Masters of Business Administration degree in Finance from the University of Colorado.

     Except for Edward Ting and Viola Ting, who are husband and wife, no family relationship exists among any of the named directors and executive officers. Except as described herein, no arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Item 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth certain information as to compensation paid to each of the Company's executive officers and to all directors and officers as a group for the year ended December 31, 1997:

                                                                            Cash                 Other
Name of Individual              Capacities in Which Served              Compensation         Remuneration
------------------              --------------------------              ------------         ------------

Edward Y.F. Ting             President, Chief Executive Officer,
                             Chief Financial Officer, Chairman
                             of the Board and Director                    $ 150,000          $  71,845(1)

Clement W. Cheung            Secretary, Treasurer and Director            $  30,833          $  31,415(2)
                                                                              --
All directors and
officers as a group (5 persons)                                           $ 180,833          $ 103,260

----------------------

(1) Includes the value of housing provided to Mr. Ting valued at $24,000 during fiscal 1997 and other items of remuneration. (See Item 13, "Interest of Management in Certain Transactions.")

(2)  Includes a stock  bonus of 20,000  shares of Common  Stock of the  Company, valued  at  $11,250,  which  was  paid in June  1997  and  other  items  of
     remuneration.   (See  Item  13,   "Interest   of   Management   in  Certain
     Transactions.")



     In 1996, the Company instituted a defined contribution retirement plan which covers the employees of Bothgreat and EPL. The Company and its subsidiaries set aside $33,319 pursuant to the plan for the fiscal year ended December 31, 1997, and $36,897 pursuant to the plan for the fiscal year ended December 31, 1996.

Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR;  SUBSIDIARIES

     In July 1995, the Company granted stock options to its employees to purchase up to 325,017 shares of common stock. Edward Ting and Clement Cheung were granted options to purchase 120,000 shares and 45,000 shares, respectively, of the 325,017 options granted to employees. Under the plan, a maximum of 108,339 shares of common stock might be acquired at a price of $1 per share within the period from July 28, 1995 to December 31, 1996, a maximum of 108,339 shares of common stock might be acquired at a price of $1.25 per share within the calendar year commencing January 1, 1997; and a maximum of 108,339 shares of common stock might be acquired at a price of $1.50 per share within the calendar year commencing January 1, 1998. The right to acquire these shares is cumulative and non-assignable. These options expire upon termination of employment with the Company. No stock compensation to employees was calculated as the exercise price was in excess of the quoted market price for the Company's common stock ($0.3125) on the date these options were first granted. None of the options were exercised during the year ended December 31, 1997.

     In August 1995, the Board of Directors granted options to purchase an aggregate of 1,900,000 shares of the Company's common stock to certain of the Company's shareholders as follows: Edward Ting - 250,000 shares; Viola Ting - 200,000 shares; David Nominees Limited - 450,000 shares; and 1,000,000 shares to Silver Beam Limited at an exercise price of $1.50 per share. The options granted to the shareholders are exercisable until December 31, 1998, with one-third of the shares being exerciseable from the date of grant until December 31, 1996, and an additional one-third becoming exerciseable in each of the subsequent calendar years. The right of the shareholders to acquire the shares is cumulative and assignable. None of the options were exercised during the year ended December 31, 1997.

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Since 1992, the Company has provided a director, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement.

     The Company leases a commercial property in Bellview Tower, Lo Hu District, Shenzhen City, China, from Edward Ting, the President of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires on May 31, 2000. Rent paid by the Company to Mr. Ting amounted to $33,846 in each of 1997, 1996 and 1995.

     During 1995, the Company paid commissions to a director in the amount of $17,470.

     During 1995, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 71,000 shares. Edward Ting and Clement Cheung received 40,000 and 20,000 of those shares, respectively.

     During 1997, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 70,000 shares. Clement Cheung received 20,000 of those shares.

     During 1997, a director advanced short-term loans to the Company in the amount of $127,639. The loans bear interest at the rate of 10% per annum and are repayable within one year.

     In March 1998, Bothgreat obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). Mr. Edward Ting is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of Glas-Aire. Chris G. Mendrop and Clement Cheung are directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Comon Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continues to be utilized for the letter of credit, with the understanding that the collateral shall be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and
(iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control.

     During 1997, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.


                                     PART II

Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not Applicable.

                                    PART III

Item 15. DEFAULTS UPON SENIOR SECURITIES

     Not Applicable.

Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     There have been no material modifications in the constituent instruments defining the rights of the holders of any class of the Company's registered securities or any material limitations in the rights evidenced by any class of the Company's registered securities.

                                     PART IV

Item 17. FINANCIAL STATEMENTS

     Not Applicable.

Item 18. FINANCIAL STATEMENTS

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report on Form 20-F, which are hereby incorporated by this reference and made a part hereof.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) The  following  Financial  Statements  are filed as part of this Annual
Report:
                                                                     Page
                                                                     ----

Report of Independent Auditors on the
Consolidated Financial Statements for Year Ended
December 31, 1997                                                     F-1

Report of Independent Auditors on the
Consolidated Financial Statements for Years Ended
December 31, 1996 and 1995                                            F-2

Consolidated Balance Sheets at December 31, 1997 and 1996             F-3

Consolidated Statements of Operations for the Years
   Ended December 31, 1997, 1996 and 1995                             F-5

Consolidated Statements of Stockholders' Equity for
   the Years Ended December 31, 1997, 1996 and 1995                   F-6

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1997, 1996 and 1995                             F-7

Notes to Consolidated Financial Statements                            F-9

     (b) Financial Statements schedules.

All schedules are omitted as they are not applicable.

     (c) No Exhibits are filed with this Annual Report:

INDEPENDENT AUDITORS' REPORT
----------------------------

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ELECTROCON INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheet of Electrocon International Inc. and subsidiaries as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electrocon International Inc. and subsidiaries at December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte Touche Tohmatsu
-----------------------------------
DELOITTE TOUCHE TOHMATSU
Hong Kong

June 30, 1998

INDEPENDENT AUDITORS' REPORT
----------------------------

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ELECTROCON INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheet of Electrocon International Inc. and its subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electrocon International Inc. and its subsidiaries as of December 31, 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with accounting principles generally accepted in the United States of America.



/s/ BDO Binder
--------------------------
BDO Binder
Hong Kong

July 14, 1997




ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED BALANCE SHEETS
---------------------------
(Amounts stated in United States Dollars)


                                                                        December 31,
                                                                        ------------
                                                                     1997          1996
                                                                     ----          ----

ASSETS
Current assets
Cash and cash equivalents                                        $   214,832   $   380,657
Restricted cash (Note 7)                                           3,714,374     3,493,509
Accounts receivable:
    - Trade, less allowance for doubtful accounts of
       $180,193 (1996: $152,154)                                   5,153,691     3,863,117
    - Affiliated company                                             428,903       769,070
    - Others                                                         156,055       159,496
Inventories (Note 3)                                               3,394,900     4,444,163
Costs in excess of billings on construction contracts (Note 4)          --         145,010
Prepaid expenses and deposits                                         61,624       119,502
Prepaid income taxes                                                  41,311        90,395

                                                                 -----------   -----------
Total current assets                                              13,165,590    13,464,919

Property and equipment, net (Note 6)                               1,004,794     1,100,213

Investment in an affiliated company                                  123,530       161,005

Other                                                                 99,386       101,717

                                                                 -----------   -----------
Total assets                                                     $14,393,400   $14,827,854
                                                                 ===========   ===========


See notes to consolidated financial statements.


                                         F-3



ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED BALANCE SHEETS
---------------------------
(Amounts stated in United States Dollars)
                                                                          December 31,
                                                                          ------------
                                                                      1997           1996
                                                                      ----           ----

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term borrowings (Note 7)                                   $  5,766,319    $  4,953,534
Current portion of obligations under capital leases (Note 8)            7,167         109,939
Accounts payable and accrued expenses
    - Trade                                                         5,676,670       7,737,253
    - Other                                                           132,747         113,152
Billings in excess of costs on construction contracts (Note 5)        150,061            --
Amount due to a director (Note 11)                                    127,639            --

                                                                 ------------    ------------
Total current liabilities                                          11,860,603      12,913,878

Obligations under capital leases,
    net of current portion (Note 8)                                     3,582          10,749

Deferred income taxes (Note 10)                                        21,566             525

                                                                 ------------    ------------
Total liabilities                                                  11,885,751      12,925,152
                                                                 ------------    ------------

Commitments and contingencies (Note 12)

Stockholders' equity
Common stock, par value $0.0001 per share;
    authorized 20,000,000 shares;
    issued and outstanding 1997: 7,160,420 shares
    and 1996: 6,624,211 shares                                            716             662
Additional paid-in capital                                          5,942,627       4,970,888
Accumulated deficit                                                (3,398,350)     (3,031,504)
Foreign currency translation adjustment                               (37,344)        (37,344)

                                                                 ------------    ------------
Total stockholders' equity                                          2,507,649       1,902,702

                                                                 ------------    ------------
Total liabilities and stockholders' equity                       $ 14,393,400    $ 14,827,854
                                                                 ============    ============


See notes to consolidated financial statements.

                                           F-4




ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------
(Amounts stated in United States Dollars)

                                                           Year ended December 31,
                                                           -----------------------
                                                    1997            1996             1995
                                                    ----            ----             ----

Net revenue                                     $ 29,086,564    $ 53,510,211    $ 45,094,812
Cost of sales                                     25,811,706      50,078,786      40,428,530

                                                ------------    ------------    ------------
Gross profit                                       3,274,858       3,431,425       4,666,282
Selling, administrative and general expenses       3,502,226       3,563,450       3,227,311

                                                ------------    ------------    ------------
(Loss) income from operations                       (227,368)       (132,025)      1,438,971
Interest income                                      229,252         214,212         214,471
Interest expense                                    (461,329)       (307,956)       (335,383)
Equity in loss of an affiliated company              (37,475)        (11,999)        (19,304)
Other income (Note 9)                                151,115          83,903         373,892

                                                ------------    ------------    ------------
(Loss) income before income taxes                   (345,805)       (153,865)      1,672,647
Provision (credit) for income taxes (Note 10)         21,041        (106,086)        261,865

                                                ------------    ------------    ------------
(Loss) income before minority
    interest                                        (366,846)        (47,779)      1,410,782
Minority interest                                       --              --           (32,211)

                                                ------------    ------------    ------------
Net (loss) income                               $   (366,846)   $    (47,779)   $  1,378,571

                                                ============    ============    ============

(Loss) earnings per share                       $     (0.054)   $    (0.0073)   $     0.2095

                                                ============    ============    ============


Weighted average number of
    shares outstanding                             6,780,844       6,624,211       6,579,082

                                                ============    ============    ============


See notes to consolidated financial statements.






ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------
(Amounts stated in United States Dollars)


                                         Common stock                                            Foreign          Total
                                    -----------------------      Additional                      currency         stock-
                                       Shares                      paid-in      Accumulated      translation      holders'
                                    outstanding      Amount        capital        deficit        adjustment        equity
                                    -----------      ------        -------        -------        ----------        ------
Balance at
    January 1, 1995                  6,553,211    $       655    $ 4,886,008    $(4,362,296)    $   (37,344)    $   487,023
Contribution by minority
    shareholders (Note 1)                 --             --           60,481           --              --            60,481
Issuance of stock bonus to
    employees (Note 1)                  71,000              7         24,399           --              --            24,406
Net income for the year                   --             --             --        1,378,571            --         1,378,571

                                   -----------    -----------    -----------    -----------     -----------     -----------
Balance at
    December 31, 1995                6,624,211            662      4,970,888     (2,983,725)        (37,344)      1,950,481
Loss for the year                         --             --             --          (47,779)           --           (47,779)

                                   -----------    -----------    -----------    -----------     -----------     -----------
Balance at
    December 31, 1996                6,624,211            662      4,970,888     (3,031,504)        (37,344)      1,902,702
Issuance of stock bonus
    to employees                        70,000              7         39,368           --              --            39,375
Stock issued in settlement
    of payable                         466,209             47        932,371           --              --           932,418
Loss for the year                         --             --             --         (366,846)           --          (366,846)

                                   -----------    -----------    -----------    -----------     -----------     -----------
Balance at
    December 31, 1997                7,160,420    $       716    $ 5,942,627    $(3,398,350)    $   (37,344)    $ 2,507,649
                                   ===========    ===========    ===========    ===========     ===========     ===========


See notes to consolidated financial statements.





ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
(Amounts stated in United States Dollars)
                                                                                     Years ended December 31,
                                                                                     ------------------------
                                                                           1997               1996               1995
                                                                           ----               ----               ----

Cash flows from operating activities:
Net (loss) income                                                      $  (366,846)       $   (47,779)       $ 1,378,571
Adjustments to reconcile net (loss) income
    to net cash provided by operating activities:
       Share of loss of an affiliated company                               37,475             11,999             19,304
       Minority interest                                                      --                 --               32,211
       Issuance of stock bonus to employees                                 39,375               --               24,406
       Depreciation and amortization                                       142,852            161,350            126,198
       (Gain) loss on disposal of property and equipment                      --               (5,959)             2,333
       Provision (write-back) for doubtful debts                            28,039             86,333            (55,457)
       Deferred income taxes                                                21,041            (65,382)            32,556
    Changes in assets and liabilities:
       Accounts receivable                                                (975,005)          (776,564)          (368,249)
       Inventories                                                       1,049,263           (945,884)          (825,891)
       Costs in excess of billings of construction contracts               145,010            (92,171)           (52,839)
       Stock of unsold golf club memberships                                  --                 --              200,000
       Prepaid expenses and deposits                                        57,878             (4,522)           479,523
       Prepaid income taxes                                                 49,084            (90,395)              --
       Accounts payable and accrued expenses                            (1,108,570)         1,870,002            507,642
       Billings in excess of costs on construction contracts               150,061               --                 --
       Income taxes payable                                                   --             (253,035)           154,693
                                                                       -----------        -----------        -----------
Net cash (used in) provided by operating activities                       (730,343)          (152,007)         1,655,001
                                                                       -----------        -----------        -----------
Cash flows from investing activities:
Proceeds from disposal of property and equipment                              --               18,846              1,595
Additions to property and equipment                                        (45,102)          (109,392)          (471,909)
Investment in affiliated company                                              --              (19,231)          (173,077)
Other                                                                         --                 --               (3,846)
                                                                       -----------        -----------        -----------
Net cash used in investing activities                                      (45,102)          (109,777)          (647,237)
                                                                       -----------        -----------        -----------
Balance carried forward                                                $  (775,445)       $  (261,784)       $ 1,007,764
                                                                       -----------        -----------        -----------





ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
(Amounts stated in United States Dollars)
                                                                            Years ended December 31,
                                                                            ------------------------
                                                                 1997                1996                  1995
                                                                 ----                ----                  ----

Balance Carried Forward                                      $  (775,445)         $  (261,784)         $ 1,007,764
                                                             -----------          -----------          -----------
Cash flows from financing activities:
Payment of obligations under capital leases                     (109,939)            (171,296)            (193,835)
Increase (decrease) in short-term borrowings                     812,785              205,440              (20,446)
Increase in restricted cash                                     (220,865)            (341,998)            (931,527)
Advances from director                                           127,639                 --                   --
                                                             -----------          -----------          -----------
Net cash provided by (used in) financing activities              609,620             (307,854)          (1,145,808)
                                                             -----------          -----------          -----------
Net decrease in cash and cash equivalents                       (165,825)            (569,638)            (138,044)

Cash and cash equivalents at beginning of year                   380,657              950,295            1,088,339
                                                             -----------          -----------          -----------
Cash and cash equivalents at end of year                     $   214,832          $   380,657          $   950,295
                                                             ===========          ===========          ===========


Supplemental disclosure of cash flow information
Cash paid during the year for:
    Interest paid                                                451,464              310,132              319,603
    Income taxes (refund)                                        (49,084)             302,727               74,616

Non cash transactions:
    Stock issued in settlement of payable                        932,418                 --                   --
    Property acquired under capital leases                          --                 23,744              444,872



See notes to consolidated financial statements

                                                    F-8

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(Amounts stated in United States Dollars)


1.   ORGANIZATION

     Electrocon International Inc. ("the Company") is incorporated with limited liability in the British Virgin Islands.

     The Company is a diversified, Hong Kong-based holding company that conducts operations through its subsidiaries, all wholly-owned, primarily in two separate business segments - the distribution of semiconductor products (primarily computer chips) to small and medium-sized manufacturers located in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") and in other regions of the PRC and the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong, Macau and the PRC. In 1995, the Company also entered into the business of distributing personal computer related products through its 50% held affiliated company, China Electrocon Limited, and, in 1996, began distribution of non-personal computer related products.

     The Company formed Bothgreat Technology Limited ("Bothgreat"), a limited company in Hong Kong, to sell and distribute golf course irrigation products and systems, turf equipment and other golf related products and installation of irrigation and drainage systems in golf clubs in the PRC. Bothgreat was formed with 100,000 shares of common stock of $1.28 (HK$10) each, of which, 90,000 shares of common stock (90%) were subscribed for at par by Electrocon Products Limited ("EPL"), a wholly-owned subsidiary of the Company. The other 10% was issued to Mr. Fred Ko, a former director of the Company, as an incentive for his active participation in the management of Bothgreat. The minority interest relates to Mr. Ko's interest in Bothgreat. In August 1995, EPL acquired 10,000 shares of common stock (10%) of Bothgreat from Mr. Ko for no present or future consideration.

     On August 21, 1995 and June 10, 1997, the Company issued 1,000 and 70,000 shares, respectively, of its common stock as bonuses to its employees. These shares were valued at $24,406 and $39,375, respectively, for the purpose of calculating stock compensation to employees based on the quoted market price of the Company's common stock of $0.34375 and $0.5625, respectively, on the dates of issuance.

     On September 30, 1997, the Company issued 466,209 shares of its common stock to a creditor at a price of $2.00 per share for the settlement of debt amounting to $932,148.

     The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") which differ from those used in the statutory accounts of most of its subsidiaries. There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation
     ---------------------------

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

     Investments in affiliated companies, owned 20% to 50% inclusive, are accounted for using the equity method.

     Inventories
     -----------

     Inventories, which comprise electronic components and spare parts held for resale, are stated at the lower of cost or market value. Cost, which comprises direct materials, sub-contracting charges and freight, is calculated using the weighted-average method.

     Construction contracts
     ----------------------

     Construction contracts are stated at cost plus estimated profit, less provision for any foreseeable losses and progress billings. Cost includes direct materials, direct labor and allocated overhead expenses. For contracts where progress billings exceed construction costs incurred plus aggregate estimated profit less foreseeable losses, the excess amount is shown in the balance sheet under current liabilities.

     Property and equipment
     ----------------------

     Property and equipment is stated at cost less accumulated depreciation. The costs of major improvements are capitalized whereas the costs of maintenance and repairs are expensed in the year incurred. Depreciation and amortization are provided on the declining balance method except for leasehold land in the PRC held under long lease, which is amortized on a straight-line basis, at the following rates per annum:

     Leasehold land in the PRC held under long lease                  2%
     Buildings erected thereon                                        2%
     Furniture, fixtures and office equipment                         15% - 25%
     Motor vehicles                                                   25%
     Motor vessels                                                    15%
     Leasehold improvements                                           15%

     Long lease is defined as a lease having 50 or more years to run.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (Loss) earnings per share
     -------------------------

     (Loss) earnings per share are calculated based upon the weighted average number of common shares and common share equivalents outstanding as adjusted for stock splits and reverse stock splits. The dilutive effect of share options which are common share equivalents is calculated using the treasury stock method. On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". This pronouncement provides for the calculation of basic and diluted earnings per share which is different from the current calculation of primary and fully diluted earnings per share. The adoption of this new standard had no impact on the Company. The effect of stock options on (loss) earnings per share would be anti-dilutive and no diluted (loss) earnings per share is disclosed.

     Revenue recognition
     -------------------

     The Company recognizes revenue from the sale of goods and services at the time when shipments of products and services rendered are made to customers and provides an allowance for estimated costs associated with returns of non-conforming products. Profits from construction contracts which are expected to last for over one year are recognized under the percentage-of-completion method, using progress billings in relation to estimated total revenue of the contracts to measure the stage of completion. Estimated profit is recognized only when a contract is more than 20% completed at the balance sheet date.

     Income taxes
     ------------

     Deferred income taxes are provided at enacted statutory rates for temporary differences resulting from differences between the book and tax bases of assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes".

     Foreign currency translation
     ----------------------------

     Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of stockholders' equity. Gains or losses from foreign currency transactions are included in the statement of operations.

     Post-retirement and post-employment benefits
     --------------------------------------------

     The Company does not provide post-retirement benefits, other than pensions, and post-employment benefits, if any, are not significant.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Concentration of credit risk
     ----------------------------

     The Company sells to customers located in Hong Kong and other regions of the PRC. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents
     -------------------------

     Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificate of deposit accounts with an original maturity of three months or less.

     New accounting standards not yet adopted
     ----------------------------------------

     In June 1997, FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     New accounting standards not yet adopted - continued
     ----------------------------------------------------

     Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which amends the disclosure requirements for pensions and other post-retirement benefits. Adoption of the standard will not significantly change the Company's financial statement disclosures.

     Reclassifications
     -----------------

     Certain prior year amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income (loss) or stockholders' equity.


3.   INVENTORIES

     The components of inventories were as follows:
                                                            December 31,
                                                            ------------
                                                       1997              1996
                                                       ----              ----

     Finished goods                                 $2,501,729        $3,067,115
     Raw materials and spare parts                     893,171         1,377,048
                                                    ----------        ----------
                                                    $3,394,900        $4,444,163
                                                    ==========        ==========

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


4.   COSTS IN EXCESS OF BILLINGS ON CONSTRUCTION CONTRACTS

     Costs in excess of billings on construction contracts included the following:

                                                          December 31,
                                                          ------------
                                                   1997                 1996
                                                   ----                 ----

     Costs incurred                            $     2,517          $   577,045
     Add: Estimated profit                          13,637              705,422
                                               -----------          -----------
                                                    16,154            1,282,467

     Less: Progress billings                       (16,154)          (1,137,457)
                                               -----------          -----------
                                               $      --            $   145,010
                                               ===========          ===========



5.   BILLINGS IN EXCESS OF COSTS ON CONSTRUCTION CONTRACTS

     Billings in excess of costs on construction contracts included the following:

                                                         December 31,
                                                         ------------
                                                    1997              1996
                                                    ----              ----

     Costs incurred                               $ 10,730         $     --
     Add: Estimated profit                            --                 --
                                                  --------         ----------
                                                    10,730               --
     Less: Progress billings                       160,791               --
                                                  --------         ----------
                                                  $150,061         $     --
                                                  ========         ==========

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


6.   PROPERTY AND EQUIPMENT, NET

                                                               December 31,
                                                               ------------
                                                           1997          1996
                                                           ----          ----

     Cost
     Land and buildings held under long lease           $  314,920    $  314,920
     Furniture, fixtures and office equipment              529,724       492,431
     Motor vessels                                         477,148       477,148
     Motor vehicles                                        185,952       178,143
     Leasehold improvements                                128,535       128,535
                                                        ----------    ----------
     Total                                               1,636,279     1,591,177
     Less: Accumulated depreciation and amortization       631,485       490,964
                                                        ----------    ----------
                                                        $1,004,794    $1,100,213
                                                        ==========    ==========


     Included in property and equipment are the following assets acquired under capital leases:

                                                              December 31,
                                                              ------------
                                                         1997             1996
                                                         ----             ----

     Cost
     Motor vessels                                     $   --           $477,148
     Motor vehicles                                      23,744           23,744
                                                       --------         --------
     Total                                               23,744          500,892
     Less: Accumulated amortization                      10,447          110,246
                                                       --------         --------
                                                       $ 13,297         $390,646
                                                       ========         ========


     Motor vessels with net book values amounting to $315,903 and $371,651 as of December 31, 1997 and 1996, respectively, are registered in the name of a third party as trustee for the Company.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


7.   SHORT-TERM BORROWINGS

     The outstanding amounts at the balance sheet dates represent overdrafts, letters of credit and trust receipts loan balances with various banks. The facilities and the amounts utilized at the balance sheet dates are as follows:

                                                             December 31,
                                                             ------------
                                                          1997          1996
                                                          ----          ----

     Credit facilities granted                         $6,243,590    $7,435,898
                                                       ==========    ==========

     Utilized                                          $5,766,319    $4,953,534
                                                       ==========    ==========

     Weighted average interest rate
       on borrowings at end of year                          9.8%          9.3%
                                                       ==========    ==========


     The Company maintains short-term bank credit lines in Hong Kong for use in its operations in Hong Kong and other regions of the PRC. Interest rates are generally based on the banks' prime lending rates, and cost of funds and the credit lines are normally subject to annual review. At December 31, 1997 the above banking facilities were secured by bank deposits of approximately $3.7 million. In addition, at December 31, 1997 a director has pledged personal bank deposits to a bank as collateral for facilities of approximately $9,102,000 provided to the Company of which approximately $808,000 was utilized at the balance sheet date. No charges have been made in respect of the provision of the collateral.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


8.   OBLIGATIONS UNDER CAPITAL LEASES

     Obligations under capital leases consist of the following:

                                                                 December 31,
                                                                 ------------
                                                               1997       1996
                                                               ----       ----

     7.25% per annum, due in installments to June 1999       $ 10,749   $ 17,916

     8.75% per annum, due in installments to May 1997            --        2,707

     Prime rate plus 2% per annum, due in installments
         to August 1997                                          --      100,065
                                                             --------   --------
                                                               10,749    120,688

     Less: Current portion of obligations
         under capital leases                                   7,167    109,939
                                                             --------   --------
                                                             $  3,582   $ 10,749
                                                             ========   ========


     The future minimum lease payments under capital leases for the years subsequent to 1997 are as follows:

     1998                                                               $  8,726
     1999                                                                  4,363
                                                                        --------
                                                                          13,089
     Less: Amount representing interest                                    2,340
                                                                        --------
     Present value of minimum lease payments                            $ 10,749
                                                                        ========

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


9.   OTHER INCOME

                                                     Years ended December 31,
                                                     ------------------------
                                                    1997       1996       1995
                                                    ----       ----       ----

     Foreign exchange gain                        $ 64,668   $ 37,418   $ 65,477
     Gain on disposal of golf club memberships        --         --      207,220
     Other                                          86,447     46,485    101,195
                                                  --------   --------   --------
                                                  $151,115   $ 83,903   $373,892
                                                  ========   ========   ========



10.  INCOME TAXES

     Under current law, the Company's income is not subject to taxation in the British Virgin Islands. The Hong Kong subsidiaries' income tax provision has been calculated by applying the Hong Kong statutory income tax rates of 16.5% for the years ended December 31, 1997, 1996 and 1995 to the subsidiaries' estimated taxable income which were earned in or derived from Hong Kong during the respective years. Each company in Hong Kong files a separate tax return and tax losses are available only against that company's taxable income. The Company is not subject to income tax in other regions of the PRC.

     The provision for income taxes representing Hong Kong taxation consists of the following:

                                                  Years ended December 31,
                                                  ------------------------
                                               1997         1996         1995
                                               ----         ----         ----

     Current year provision                 $    --      $    --      $ 230,129
     Overprovision in prior years                --        (40,703)        (820)
                                            ---------    ---------    ---------
                                                 --        (40,703)     229,309
     Deferred tax provision (credit)           21,041      (65,383)      32,556
                                            ---------    ---------    ---------
     Provision (credit) for income taxes    $  21,041    $(106,086)   $ 261,865
                                            =========    =========    =========

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


10.  INCOME TAXES - continued

     A reconciliation of income tax provision (credit) to the amount computed by applying the Hong Kong statutory income tax rates to (loss) income before income taxes in the consolidated statements of operations is as follows:

                                                  Years ended December 31,
                                                  ------------------------
                                               1997         1996        1995
                                               ----         ----        ----

     Hong Kong statutory tax rate               16.5%        16.5%        16.5%

     Income tax at Hong Kong statutory
         rate on pre-tax (loss) income      $ (71,080)   $ (22,252)   $ 275,987
     Over-provision of tax in prior year         --        (40,703)        (820)
     Operating (profit) loss not subject
         to income tax                         92,121      (40,325)     (17,065)
     Other                                       --         (2,806)       3,763
                                            ---------    ---------    ---------
                                            $  21,041    $(106,086)   $ 261,865
                                            =========    =========    =========


     At the balance sheet date, the major components of deferred income tax liabilities are as follows:

                                                             December 31,
                                                             ------------
                                                       1997               1996
                                                       ----               ----

     Tax loss carryforwards                         $ 151,489         $  99,716
     Depreciation                                     (89,110)          (79,950)
     Valuation allowances                             (83,945)          (20,291)
                                                    ---------         ---------
     Deferred income tax liability                  $ (21,566)        $    (525)
                                                    =========         =========


     At December 31, 1997 the Company had tax losses of $927,093 which are available for carryforward indefinitely.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


11.  RELATED PARTY TRANSACTIONS

     Related party transactions not described elsewhere in these financial statements are as follows:

     a) The Company has provided a director with leased accommodation on a monthly basis for his use since 1992 at a monthly rental of approximately $2,000.

     b) The Company leases residential accommodation from a director at a monthly rental of approximately $2,821 under a lease which is renewable on an annual basis. Rental expenses amounted to $33,846, $33,846 and $33,846 in 1997, 1996 and 1995, respectively.

     c) During 1995, the Company paid commission to a director amounting to $17,470.

     d) In 1997, a director advanced short-term loans to the Company amounting to $127,639. These loans carry interest at 10% per annum and are repayable within one year.

     e) At December 31, 1997, a director has also provided collateral for banking facilities provided to the Company as detailed in Note 7.

     f) Sales by the Company to China Electrocon Limited, a 50% held affiliate, totalled $81,000 in 1997, $950,416 in 1996 and $847,073 in
          1995.

     g) During 1995, stock bonuses of 60,000 shares were granted to two of the directors and during 1997, stock bonuses of 20,000 shares were granted to a director.


12.  OPERATING LEASE COMMITMENTS

     The Company leases premises under operating leases expiring through May 2000. Rental expense under operating leases was $219,679 in 1997, $252,524 in 1996 and $251,150 in 1995. As of December 31, 1997, future minimum rental payments under operating leases were as follows:

     1998                                                               $159,428
     1999                                                                101,165
     2000                                                                 14,103
                                                                        --------
     Total minimum lease payments                                       $274,696
                                                                        ========

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)



13.  STOCK OPTION PLANS

     In July 1995, the Company granted stock options to its employees to purchase up to 325,017 shares of common stock. Under the plan, a maximum of 108,339 shares of common stock may be acquired at a price of $1 per share within the period from July 28, 1995 to December 31, 1996; a maximum of 108,339 shares of common stock may be acquired at a price of $1.25 per share within the calendar year commencing January 1, 1997; and a maximum of 108,339 shares of common stock may be acquired at a price of $1.50 per share within the calendar year commencing January 1, 1998. The right to acquire these shares is cumulative and non-assignable. These options expire upon termination of employment with the Company. No stock compensation to employees was calculated as the exercise price was in excess of the quoted market price for the Company's common stock ($0.3125) on the date these options were first granted.

     In August 1995, the Company also granted stock options to its shareholders, some of whom are officers, to purchase 1,900,000 shares of common stock at a price of $1.50. Under the plan, a maximum of 633,334 shares of common stock may be acquired within the period from August 22, 1995 to December 31, 1996, a maximum of 633,333 shares of common stock may be acquired within the calendar year commencing January 1, 1997; and a maximum of 633,333 shares of common stock may be acquired within the calendar year commencing January 1, 1998. The right to acquire the shares is cumulative and may be assigned.

     The following summarizes the stock options outstanding:

                                                   Number           Average
                                                 of shares       exercise price
                                                 ---------       --------------

     January 1, 1995                                                 $ --
     Granted                                     2,225,017             1.46
                                                ----------           ------
     December 31, 1995                           2,225,017             1.46
     Expired                                      (741,673)            1.43
                                                ----------           ------
     December 31, 1996                           1,483,344             1.48
     Expired                                      (741,672)            1.46
                                                ----------           ------
     December 31, 1997                             741,672           $ 1.50
                                                ==========           ======


     The grant-date fair value of the options is estimated to be $0.07 per share using the Black-Scholes option pricing model with the following assumptions: (a) risk-free interest rate 5.56%; (b) expected life - 2 years
     (c) expected volatility - 91.1%; expected dividend yield - Nil.

     The Company has accounted for the stock options using the intrinsic value method. As the effect on net income, basic and diluted earnings per share is insignificant had the Company adopted the fair value based method of accounting for stock options, no separate disclosure is noted.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


14.  EMPLOYEE BENEFIT PLAN

     Commencing January 1996 the employees of the entities located in Hong Kong are covered under a defined contribution plan covering all full-time monthly-paid permanent staff under the employment of the entities located in Hong Kong. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on length of service.

     The expense related to the above plan was $33,319 in 1997 and $36,897 in 1996.


15.  SUPPLEMENTARY INFORMATION

     Movements on allowances for doubtful accounts are as follows:

                                                        Charged to
                                           Balance at (write-back of)   Balance
                                           beginning     cost and       at end
                                           of year       expenses       of year
                                           -------       --------       -------

     Year ended December 31, 1997          $152,154      $ 28,039       $180,193
                                           ========      ========       ========

     Year ended December 31, 1996          $ 65,821      $ 86,333       $152,154
                                           ========      ========       ========

     Year ended December 31, 1995          $121,278      $(55,457)      $ 65,821
                                           ========      ========       ========



16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, inventories; accounts receivable, accounts payable, short-term borrowings, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company's long-term debt approximates that which would have been available at December 31, 1997 for debt of the same remaining maturities.

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)


17.  SEGMENT INFORMATION

     The Company's operations comprise the distribution of electronic components in Hong Kong and the distribution of golf equipment and installation of golf course irrigation and drainage systems in Hong Kong and in other regions of the PRC. The geographical and industrial distribution of sales, operating income (loss) and total assets, major customers and suppliers for the years ended December 31, 1997, 1996 and 1995 are shown as follows:

     Geographical segment
                                                      Other
                                                    regions of
                                     Hong Kong       the PRC          Total
                                     ---------       -------          -----

     Year ended December 31, 1997:

     Net revenues                   $ 16,438,529   $ 12,648,035    $ 29,086,564
     Operating income (loss)              66,811       (294,179)       (227,368)
     Total assets at December 31    $  8,864,269   $  5,529,131    $ 14,393,400
                                    ------------   ------------    ------------
     Year ended December 31, 1996:

     Net revenues                   $ 43,870,274   $  9,639,937    $ 53,510,211
     Operating income (loss)             815,173       (947,198)       (132,025)
     Total assets at December 31    $ 12,515,969   $  2,311,885    $ 14,827,854
                                    ============   ============    ============

     Year ended December 31, 1995:

     Net revenues                   $ 33,148,678   $ 11,946,134    $ 45,094,812
     Operating income                  1,079,900        359,071       1,438,971
     Total assets at December 31    $ 11,545,279   $  1,720,881    $ 13,266,160
                                    ============   ============    ============

ELECTROCON INTERNATIONAL INC. AND SUBSIDIARIES
----------------------------------------------

(Amounts stated in United States Dollars)

17.  BUSINESS SEGMENT INFORMATION - continued

     Business segment
                                  Distribution     Distribution
                                  and sale of    and installation
                                 semi-conductors     of golf
                                 and electronic     equipment
                                   spare parts     and systems        Total
                                   -----------     -----------        -----

     Year ended December 31, 1997:

     Net revenues                 $ 23,151,881    $  5,934,683    $ 29,086,564
     Operating income (loss)            61,950        (289,318)       (227,368)
     Total assets as of
         December 31                10,333,770       4,059,630      14,393,400
     Capital expenditure                22,263          22,839          45,102
     Depreciation                 $    115,232    $     25,289    $    140,521
                                  ============    ============    ============


     Year ended December 31, 1996:

     Net revenues                  $ 47,679,740    $  5,830,471    $ 53,510,211
     Operating income (loss)           (446,329)        314,304        (132,025)
     Total assets as of
         December 31                 11,768,643       3,059,211      14,827,854
     Capital expenditure                 80,521          52,615         133,136
     Depreciation                  $    133,562    $     25,457    $    159,019
                                   ============    ============    ============


     Year ended December 31, 1995:

     Net revenues                  $ 39,754,785    $  5,340,027    $ 45,094,812
     Operating income                 1,136,212         302,759       1,438,971
     Total assets as of
         December 31                 11,545,279       1,720,881      13,266,160
     Capital expenditure                886,973          29,808         916,781
     Depreciation                  $    100,214    $     23,653    $    123,867
                                   ============    ============    ============


     Major customers and suppliers

     No single customer accounted for 10% or more of total sales for the years ended December 31, 1997, 1996 and 1995. The Company's principal supplier is Texas Instruments Asia Limited which represented 47% in 1997, 87% in 1996 and 78% in 1995 of total purchases.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     ELECTROCON INTERNATIONAL INC.


Date: ____________, 1998             By: /s/ Edward Ting
                                         --------------------
                                         Edward Ting, President, Chief Executive
                                         Officer, Chief Operating Officer,
                                         Chief Financial Officer and
                                         Chairman of the Board