Form 20-F
period 1998-12-31
ELECTROCON INTERNATIONAL INC
filed 1999-08-06
CIK 835538

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

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

     Securities registered pursuant to Section 12(g) of the Act: Common Shares, $0.0001 par value per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 7,460,418 Common Shares, par value $0.0001, were issued and outstanding as of December 31, 1998.

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

                                TABLE OF CONTENTS

                                     Part I                                 Page
                                                                            ----

Item 1    Description of Business............................................  1
Item 2    Description of Property............................................ 14
Item 3    Legal Proceedings.................................................. 15
Item 4    Control of Registrant.............................................. 15
Item 5    Nature of Trading Market........................................... 16
Item 6    Exchange Controls and Other Limitations Affecting Security
                Holders...................................................... 16
Item 7    Taxation........................................................... 17
Item 8    Selected Financial Data............................................ 17
Item 9    Management's Discussion and Analysis of Financial
                Condition and Results of Operations.......................... 21
Item 10   Directors and Officers of Registrant............................... 27
Item 11   Compensation of Directors and Officers............................. 28
Item 12   Options to Purchase Securities from Registrant or Subsidiaries..... 29
Item 13   Interest of Management in Certain Transactions..................... 29

                                     Part II


Item 14   Description of Securities to be Registered......................... 32

                                    Part III


Item 15   Defaults upon Senior Securities.................................... 32
Item 16   Changes in Securities and Changes in Security for
                Registered Securities........................................ 32

                                     Part IV


Item 17   Financial Statements............................................... 32
Item 18   Financial Statements............................................... 32
Item 19   Financial Statements and Exhibits.................................. 32

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

     The Company's principal operating entities are Electrocon Products Limited ("EPL"), Electrocon (PRC) Limited ("EPRC") and Bothgreat Technology Limited ("Bothgreat") Another affiliate - China Electrocon Ltd. ("CEL") - became dormant in 1998.

Electrocon Products Limited

     EPL, the operating entity through which the Company conducts its chip distribution business, was incorporated under the laws of Hong Kong as a limited liability company in 1978 and became a wholly-owned subsidiary of the Company in May 1988. (See "Computer Chip Distribution Business.") EPL's total 1998 sales, including sales to affiliates, were approximately $16,519,452, on which its net income was $27,910. EPL sells the chips produced by a number of well-known semiconductor producers to small and medium-sized manufacturers in Hong Kong and China. EPL serves as a distributor for Texas Instruments Asia Limited ("TI HK"), the Hong Kong subsidiary of Texas Instruments Incorporated, to sell TI HK's broad-based semiconductor product lines in the Hong Kong market. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997 and 36% of its chips in 1998. EPL also serves as the distributor for Zilog, Inc., Linfinity Microelectronics Inc. and TDK Semiconductor Corporation in Hong Kong and China. The Company has continued to expand the number of semiconductor manufacturers it represents and the variety of chips it sells. See "Computer Chip Distribution Business."

Electrocon (PRC) Limited

     EPRC, a Hong Kong corporation, was formed in 1993 as a wholly-owned subsidiary of EPL for the purpose of marketing and distributing the TI line of chips in China. The function of the EPRC liaison office, which is located in Shenzhen, China, is to contact new customers and take orders on behalf of EPL. EPRC does not directly sell chips to these customers, as such an arrangement is not legal in China unless the Company forms a joint venture with a local corporation or person. EPRC's total 1998 sales, including sales to affiliates, were approximately $8,523, and it incurred a net loss of approximately $176,275.

Bothgreat Technology Limited

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat, a Hong Kong corporation, from two officers and directors of the Company. EPL subsequently acquired the remaining 10% of Bothgreat. Bothgreat is a distributor of golf course irrigation products and systems and turf equipment for sales in Hong Kong, Macao and China. During 1998, Bothgreat's total sales were $5,639,605, and its net loss was $344,342.

China Electrocon Ltd.

     On August 2, 1995, EPRC entered into a Partnership Agreement with Segos Electronics (HK) Limited ("Segos"), a non-affiliate, to develop CEL as a joint venture subsidiary organized in China. CEL is 50% owned by EPRC and 50% owned by Segos. CEL distributes personal computer products and had a network of seven branches in China. During 1998, EPRC's share of net loss in 1998 was $121,296. CEL became dormant in 1998.

Computer Chip Distribution Business

     The Company, principally through EPL and EPRC, is engaged in the distribution and sale of computer chips in Hong Kong and China. The Company acts as agent or distributor for a number of well-known semiconductor manufacturers in Hong Kong, the United States and elsewhere. The Company's customers, primarily small and medium-sized manufacturers or traders, all of which are located in Hong Kong and China, use the chips in a variety of electronic products, principally personal computers and consumer electronics products. This segment of the Company's business accounted for approximately 74.8% of its operating revenues for the year ended December 31, 1998. Management of the Company intends to continue their efforts to reduce the Company's dependence on commodity chips used in the manufacture of clocks and other commodity products and to concentrate on more profitable lines of chips. See See "Suppliers" and "Competition."

     The Company sells hundreds of types of chips, from standard "commodity" chips, which account for approximately 35% of the revenues derived from chips sold by the Company, to "high-tech" microprocessors. "Commodity" chips include various large volume and low technology content chips. The group of custom and semi-custom chips, which includes ASICs (application specific integrated circuits), programmable logic devices, standard cell components and chips with gate arrays, accounts for approximately 65% of the chips sold by the Company. There was no shortage of chips in 1998, and there was a continuous supply of all variety of chips.

Customers and Marketing

     The Company's chip customers, all in Hong Kong and China, are primarily small and medium-sized manufacturers and traders who purchase chips for use in a variety of electronic products. These products include personal computers and peripherals (approximately 20%), consumer electronics, including voice prom and optocouplers (approximately 45%), telecommunications (approximately 30%) and others (approximately 5%). The Company supplies over 500 customers in Hong Kong and 280 customers in China, with no individual chip customer accounting for over 10% of the Company's 1998 chip sales. Total sales of chips and electronic spare parts were $16,473,418 during 1998 compared to $23,151,881 in 1997. The decline in the Company's revenues from its semiconductor business in 1998 was primarily due to the elimination in 1997 of the DRAM product line of chips previously supplied by TI HK. See "Suppliers," below.

     As no single customer accounted for more than 10% of the Company's chip sales during 1998, the Company believes that the loss of a single customer would not have a material adverse impact on its revenues and earnings.

     The Company estimates that the worldwide semiconductor industry grew in 1998 by approximately 14%, while the semiconductor industry in Hong Kong is estimated to have grown by approximately 2.8%. The Company's revenue from its chip business declined by approximately 27.9% during 1998, primarily as a result of its elimination of TI HK's DRAM product line. (See "Suppliers," below.) The Company forecasts that chip demand will continue to grow in the entire Eastern Asian region and that China will offer the greatest potential for growth during the next several years. The Company has established a liaison office in Shenzhen, PRC with the intent of benefiting from opportunities that may arise in China.

     For the most part, advertising and market promotion expenses for particular products for which the Company acts as a distributor are incurred by the chip manufacturers who supply the chips to the Company. The Company's costs for marketing such products are thus minimal.

Suppliers

     In Hong Kong, the Company represents, either as distributor or agent, several of the world's largest semiconductor manufacturers. The Company has done business with TI HK for over 16 years. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997 and 36% in 1998. The Company also represents TDK Semiconductor Corporation (which supplied approximately 19.5% of the chips sold by the Company during 1998) and numerous California companies, including Zilog, Inc. (which supplied approximately 29% of the chips sold by the Company during 1998), Linfinity Microelectronics (which supplied approximately 14% of the chips sold by the Company during 1998) and SEEQ Technology Inc., Quality Technology, Inc.,

Integrated Circuits Systems and others which together accounted for approximately 1.5% of the Company's business in the year ended December 31, 1998. The Company represents these manufacturers on a non-exclusive basis in Hong Kong and China.

     Most of the Company's arrangements with its chip suppliers are evidenced by formal distributorship or sales representative agreements that are typically non-exclusive and are for a period of one year. The Company's agreements with its suppliers authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China. To date, the Company has not experienced any problems in renewing most agreements, and the Company believes that it has a fairly stable relationship with its suppliers. The Company has no set return policies with its existing suppliers.

Seasonality and Backlog

     The seasonal cycles in the Company's business are related to the seasonal cycles in the electronics business generally and the types of finished products made with chips supplied by the Company. Sales of the Company's chips that are incorporated into toys, clocks and radios, for example, generally increase from April through October, as the manufacturers of these consumer products increase their production in anticipation of the Christmas holiday season. Sales of the Company's chips used in computers are steady throughout the year. To facilitate fast, "off-the-shelf" delivery, the Company currently maintains an average inventory of approximately four weeks of sales. As of December 31, 1998, the Company's inventory of chips was valued at approximately $1,829,718. Approximately 40% of these inventories represent the most commonly sold commodity items and have a relatively fast turnover. The 60% remainder represents custom and semi-custom items or add-on cards. New and improved chips are constantly being developed. As a consequence, inventories of chips can be rendered obsolete within relatively short periods of time. Although the Company has not regularly experienced technological obsolescence in its inventories, it did provide for $113,515 of inventory in 1998 as obsolete and, therefore, of no further value to the Company.

Transportation

     At present, the Company incurs minimal transportation costs in its chip distribution business, as its customers are located in Hong Kong and China. The Company bears all transportation costs on shipments of chips from local suppliers in Hong Kong to customers in Hong Kong and China. The Company paid an insignificant amount in transportation costs in 1998. Transportation costs may increase somewhat if the Company further expands its business into China or other countries.

Competition

     The sale and marketing of computer chips is a highly competitive business. The Company's major competitors are other authorized distributors and agents for the products the Company represents as well as other product lines. A number of the major manufacturers, such as Motorola, National Semiconductor Ltd., Toshiba and NEC, also market their own products. These companies, however, sell primarily to larger customers, while the Company markets to small and medium-sized customers. The Company's major competitors in Hong Kong are Arrow China, Atek Electronics and WPI HK Ltd. in Hong Kong, and Gold Insignia, Arrow China and WPI HK Ltd. in China. In addition to these main competitors, the

Company estimates that there are thousands of small to medium-sized companies that compete with the Company. These companies have lower overheads than the Company and are, therefore, aggressively price competitive. The Company's success in the market is primarily due to its product reliability, technical support and excellent customer service.

Turf and Irrigation Business

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat Technology Limited ("Bothgreat"), a Hong Kong corporation that was controlled by Edward Y.F. Ting and Frederick T.F. Ko, both of whom were officers and directors of the Company. Bothgreat was organized in 1992 to act as a distributor of golf turf and irrigation systems to businesses in China. Bothgreat currently acts as a non-exclusive distributor for several American companies that manufacture such products, such as Rain Bird, John Deere and Club Car, Inc. Bothgreat's distributorship agreements are one-year agreements covering China (south of the Pearl River delta) and Macau. Bothgreat previously had a distributor greement with J.R. Simplot; however, in January 1999, J.R. Simplot elected not to renew that agreement.

     Bothgreat has organized its operation among two divisions -- irrigation and turf equipment -- and attempts to compete in its markets by providing better service to its customers than do its competitors. In 1998 Bothgreat's net sales were $5,639,605, with a net loss of $344,342. Of the more than 100 customers of Bothgreat, no one customer accounted for 10% or greater of the net sales for 1998.

     In April 1998, the Company acquired all of the assets and business of Flownet Irrigation Engineering Services Company in exchange for 300,000 shares of the Company's common stock. The pump service capability obtained by the Company through this transaction provided a solution to the problems of the Company's various irrigation projects in China, and management is currently studying the possibility of extending the pump service into other Asian territories such as Taiwan.

Other Investments and Activities

     Other than the Flownet transaction described above, the Company did not acquire or dispose of any other investments or engage in any other business activities during the fiscal year ended December 31, 1998. In July 1999, the Company entered into a license agreement with an unaffiiliated third party which grants it the right to manufacture, use and sell certain technology in exchange for 250,000 shares of the Company's common stock. Management is currently investigating the feasibility of pursuing that business opportunity.

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

Employees

     As of March 31, 1999, the Company employed 40 persons on a full-time basis, of whom 22 were associated with its chip distribution business, 17 were associated with its turf and irrigation equipment business and one employee was a full-time management employee employed by Electrocon International Inc. In addition, CEL had one managerial employee. The Company and its subsidiaries are not parties to any material labor contract or collective bargaining agreement.

Licenses, Franchises, Concessions and Royalty Agreements

     As of December 31, 1998, the Company has no licenses, franchises, concessions or royalty agreements that are material to its business as a whole, except for the distributorship and sales representative agreements with its chip and golf related products suppliers.

Patents and Trademarks

     As of December 31, 1998, the Company does not hold and has not applied for any patents or trademarks in the United States or other countries.

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

     The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983. The Chinese government has expressed its intention in the basic law to maintain the stability of the Hong Kong currency. There can be no assurance that this will continue and the Company could face increased currency risks if the current exchange rate mechanism is changed.

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

     Dependence on Single Major Supplier. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision in 1997 to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997 and 36% in 1998. Management anticipates that TI HK will represent an even smaller percent of the Company's computer chip purchases in 1999. Discontinuance of the TI HK DRAM product line has had a material adverse effect on the Company's revenues. There can be no assurance that the Company will succeed in obtaining new suppliers to replace the revenues lost by discontinuing the DRAM line of computer chips.

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

Hong Kong

     Commercial Property. Since October 1989, the Company's principal executive offices have been located in the Prosperity Centre, Kwai Chung, Hong Kong. This facility, consisting of approximately 7,500 square feet, houses the Company's executive offices and warehouse space. The Company leases the space through EPL from an unaffiliated company for a base rent of approximately $6,250 per month and additional expenses of approximately $2,936 per month in maintenance and other fees. The lease expires on September 6, 2001.

     Residential Property. Since 1991, the Company has provided its President, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement. See Item 11, "Compensation of Officers and Directors," Item 13, "Interest of Management in Certain Transactions," and Note 11 to the Financial Statements included herewith.

China

     The Company leases a commercial property consisting of approximately 1,762 square feet at Bellview Tower, Lo Hu District, Shenzhen City, Guangdong Province, China which it utilizes for its China liaison office. The property is owned by Mr. Clement Cheung, a Director of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires May 31, 2000. See Item 13, "Interest of Management in Certain Transactions."

     In 1995, the Company purchased two townhouse units located at Oriental Pearl Gardens, Units B8 and B9, in Shanghai, China, which were utilized as offices and staff quarters for EPL and Bothgreat. Each unit consists of approximately 1,500 square feet. The purchase price of each property was approximately $150,000, and was paid in full in 1995. The Company sold these two properties in 1998 for an aggregate of $338,214.

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

Item 4.  CONTROL OF REGISTRANT

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

            Identity of                       Amount              Percent of
         persons or groups              Beneficially Owned           Class
         ---------------------          ------------------        ----------
         Group consisting of            2,022,500 shares(1),(2)      26.2%
         Edward Ting, Viola Ting
         and David Nominees
         Limited
         Officers and directors         2,062,500 shares(2)          26.7%
         as a group (3 persons)
--------------------

(1) Of these shares, 1,467,500 shares are owned outright by Edward Ting, an officer and director of the Company, and 305,000 shares are owned outright by his wife, Viola Ting. Mr. Ting is deemed to be the beneficial owner of the Common Stock held by Viola Ting. Mr. Ting disclaims ownership of the Common Stock owned by his wife.

(2) Includes 250,000 warrants to purchase common stock of the Company owned by Mr. Ting. Does not include 365,163 shares held by an entity of which Edward Ting and Clement Cheung are officers and directors.

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

      Quarter Ended                     High                      Low
      -------------                     ----                      ---

Fiscal 1997
     March 31, 1997                    $2.0625                    $1.00
     June 30, 1997                     $1.1875                    $0.50
     September 30, 1997                $1.75                      $0.625
     December 31, 1997                 $1.9375                    $0.75

Fiscal 1998
     March 31, 1998                    $2.0625                    $1.00
     June 30, 1998                     $1.125                     $0.59375
     September 30, 1998                $0.56                      $0.28
     December 31, 1998                 $0.38                      $0.19

Fiscal 1999
     March 31, 1999                    $0.38                      $0.13
     June 30, 1999                     $1.47                      $0.16

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

Item 8.   SELECTED FINANCIAL DATA

     The selected financial information set forth below is derived from the audited Consolidated Financial Statements of the Company, which are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and stated in United States dollars. The Consolidated Financial Statements at December 31, 1997 and 1998 and for the fiscal years ended December 31, 1996, 1997 and 1998 have been audited by independent auditors and appear elsewhere herein. The Consolidated Financial Statements at December 31, 1994, 1995 and 1996 and for the fiscal years ended December 31, 1994 and 1995 also have been audited by independent auditors but do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, related Notes and Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

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

                                              Selected Financial Data
                                         (Stated in United States dollars)


                           Year Ended           Year Ended          Year Ended          Year Ended           Year Ended
                          Dec. 31, 1994        Dec. 31, 1995       Dec. 31, 1996       Dec. 31, 1997       Dec. 31, 1998
                          -------------        -------------       -------------       -------------       -------------
Statement of
Operations Data(1)
-----------------
Net Sales                  32,739,471           45,094,812          53,510,211          29,086,564           22,338,588

Gross Profit on Sales       2,175,917            4,666,282           3,431,425           3,274,858           3,750,792

Operating Expenses          2,306,037            3,227,311           3,563,450           3,502,226           4,003,868

Income (Loss)
from Operations              (130,120)           1,438,971            (132,025)           (227,368)           (253,076)

Other Income - Net             47,571              373,892              83,903             151,115              37,845

Income (Loss) from
Continuing
Operations
before Income
Taxes                        (281,504)           1,672,647            (153,865)           (345,805)           (649,399)

Provision (Credit) for
Income Taxes                   57,094              261,865            (106,086)             21,041               23,906

Net Income (Loss)
before Minority
Interest                     (338,598)           1,410,782             (47,779)           (366,846)           (673,305)

Minority Interest              (2,195)             (32,211)               --                  --                   --

Net Income (Loss)            (340,793)           1,378,571             (47,779)           (366,846)           (673,305)

Net Income (Loss)
per Common Share
and Common Share
Equivalent (2)                (0.0520)              0.2095             (0.0073)             (0.054)             (0.091)

                                             Selected Financial Data
                                         (Stated in United States dollars)


                             Year Ended          Year Ended          Year Ended          Year Ended           Year Ended
                           Dec. 31, 1994        Dec. 31, 1995       Dec. 31, 1996       Dec. 31, 1997       Dec. 31, 1998
                           -------------        -------------       -------------       -------------       -------------
Balance Sheet
Data (1)
------------------

Accounts Receivable-
Net                           3,677,746            4,101,452           4,791,683           5,738,649           4,366,540

Inventories                   2,672,388            3,498,279           4,444,163           3,394,900           2,425,248

Total Current
Assets                       10,452,960           11,869,356          13,464,919          13,165,590          11,287,450


Fixed Assets-Net                352,453            1,138,983           1,100,213           1,004,794             670,251

Total Assets                 10,907,946           13,266,160          14,827,854          14,393,400          12,468,763

Total Current
Liabilities                  10,348,474           11,147,000          12,913,878          11,860,603          10,307,547

Non-Current
Liabilities                      44,179              168,679              11,274              25,148              45,472

Stockholders'
Equity                          487,023            1,950,481           1,902,702           2,507,649           2,115,744

----------------------

(1) Assets and liabilities are translated into United States dollars using the approximate rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate in effect during the period. The exchange rate has remained fixed at 7.80 Hong Kong dollars to $1.00 U.S. since 1983.

(2) Based on 7,370,009 shares for the year ended December 31, 1998, 6,780,844 shares for the year ended December 31, 1997, 6,624,211 shares for the year ended December 31, 1996, 6,579,082 shares for the year ended December 31, 1995 and 6,553,211 shares for the year ended December 31, 1994.

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

Overview

     During 1998, the Company derived its revenues from two primary facets of operations, namely distribution and sales of computer chips in Hong Kong and China and distribution and sales of turf and irrigation equipment in China, Hong Kong and Macau.

     Computer Chip Business. The Company is currently an agent and distributor for a number of well-known suppliers of computer chips through EPL. In 1998, as in previous years, the Company purchased the majority of its chips from TI HK. (See Item 1, "Description of Business--Computer Chip Distribution Business.") The Company's distribution and representation agreements with these manufacturers are typically non-exclusive and for a period of one year, at which time they are renewable. These agreements authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China. The Company now sells to over 780 small and medium-size Hong Kong customers and approximately 280 small and medium-size Chinese customers. Net sales in 1998 from this business segment were approximately $16,698,983.

     Turf and Irrigation Equipment Business. The Company commenced its business of distributing and selling turf and irrigation equipment in China in 1993. The products include Rain Bird irrigation systems and John Deere and Club Car golf cart and utility vehicles. The Company supplies Rain Bird irrigation systems to golf courses in Hong Kong and Macau, and sells golf and turf equipment to over 60 golf courses in Hong Kong, China and Macau. Net sales in 1998 from this business were approximately $5,639,605.

Results of Operations

     The following table sets forth selected income data as a percentage of net sales for the fiscal years indicated.

                                          Year ended December 31,
                                    -------------------------------------
Income Statement Data               1996             1997            1998
                                    ----             ----            ----

Net sales                          100.0%           100.0%          100.0%
Cost of sales                      (93.6)           (88.7)          (83.2)
Gross profit                         6.4             11.3            16.8
Operating expenses                  (6.7)           (12.0)          (17.9)
Operating (loss)                    (0.2)            (0.7)           (1.1)
Other income (expense), net         (0.4)            (0.4)           (1.8)
(Loss) before income tax            (0.3)            (1.2)           (2.9)
Income tax (expense)/benefit        (0.2)            (0.1)            0.1
Net(loss)                           (0.1)            (1.3)           (3.0)

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Sales. Net sales from different industry segments were as follows:

                                    1997            1998              % Change
                                    ----            ----              --------

Semiconductor Business            $23,151,881        $16,698,983       (27.9)%
Turf and Irrigation
  Equipment Business                5,934,683          5,639,605        (5.0)%
                                -------------      -------------      -------
                                  $29,086,564        $22,338,588       (23.2)%

     Total revenues from the chip distribution business for the year were $16,698,983, a decrease of approximately 28%, due primarily to lower prices in DRAMs and, to a lesser extent, to a near collapse in the global market for memory chips This had an impact on the Company's financial performance. It is not the first time the memory market has experienced such volatility, and it probably will not be the last. This is the reason the Company has been working to reduce its exposure to this commodity-type business for a number of years - investing instead in differentiated products being manufactured by other reputed chip makers such as Zilog, TDK and Linfinity.

     Net sales from the turf and irrigation equipment business decreased by 5% due primarily to the loss of JR Simplot distributorship, and to a lesser extent, to the sluggishness in the industry following the economic crisis in Asia.

     Gross Profits. Gross profits from the different industry segments were as follows:

                                     1997             1998        % Change
                                     ----             ----        --------

Semiconductor business           $2,219,479       $2,074,036       (6.6)%
Turf and irrigation equipment
   business                      $1,055,379       $1,676,756       58.9%
                                 ----------       ----------       -----
                                 $3,274,858       $3,750,792       14.5%

     The decline of 7% in gross profit in the semiconductor business was due to the reasons explained above. The overall improvement in gross profit and margin was attributable to a tremendous increase in the gross profit in the turf and irrigation equipment business. Several long-term projects that the Company had committed last year yielded good returns.

     Operating Expenses. Operating expenses were $4,003,868 in 1998 compared to $3,502,226 in 1997, representing a 14% increase. This increase was primarily due to provisions created for bad and doubtful accounts ($135,774) and obsolete inventory ($113,515) in the Company's core subsidiaries, as well as stock warrant expenses ($75,000).

     Other Income (Expenses), Net. The details of other expenses, net, are as follows: Year Ended December 31, 1997 1998

Interest income                                   $229,252         $224,438
Interest expense                                  (461,329)        (537,310)
                                                     --
Share of losses of an affiliated company           (37,475)        (121,296)
Others, net                                        151,115           37,845
                                                 ---------        ---------
                                                 ($118,437)       ($396,323)
                                                 =========        =========

     Interest expenses increased because the Company had to borrow from one of its directors on a short-term basis. The Company's share of losses in CEL increased substantially because CEL discontinued its operations in the later part of 1998 following substantial losses from its operations.

     The Company's future operating results may be affected by a number of factors, including, but not limited to, sales price erosion, uncertainties relative to Asian economic conditions, its ability to effectively integrate acquired products and operations in China, its ability to successfully maintain or increase market share and its ability to effectively manage fixed and variable expense growth relative to revenue growth.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net Sales. Net sales from different industry segments were as follows:

                                       1996           1997        % Change
                                       ----           ----        --------

Semiconductor Business             $47,679,740     $23,151,881    (51.44)%
Turf and Irrigation
  Equipment Business                 5,830,471       5,934,683      1.79 %
                                 -------------   -------------   ---------
                                   $53,510,211     $29,086,564    (45.64)%

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

     Net sales from the turf and irrigation equipment business increased modestly by 1.8% due to the volatility in the region following the economic crisis in Asia.

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

     Other Income (Expenses), Net. The details of other income (expenses), net, are as follows:

                                 Year Ended December 31,
                             1996                      1997
                             ----                      ----

Exchange gain              $ 37,418                  $  64,668
Others                       46,485                     86,447
                          ---------                  ---------
                           $ 83,903                   $151,115

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

Liquidity and Capital Resources

     Over the last three years, the Company lost $157,387 in operations before depreciation, amortization and other non-cash items, and used $974,131 in additional working capital resulting in $1,131,518 of cash flows used in operations. In addition, the Company generated $215,842 from other normal business operations including the sale of property, plant and equipment ($357,060), cash acquired from purchase of a business ($100,557), purchase of property, plant and equipment ($222,544) and investment in an affiliated company ($19,231). The Company also used $293,948 for repayments of its obligations under capital lease and increased its restricted cash by $804,874. This was financed by short-term borrowings of $733,202, a loan from a related party of $500,000 and advances from a director aggregating $134,991. This resulted in a net decrease in cash of $646,305.

     In 1998, the Company lost $199,885 in operations before depreciation, amortization and other non-cash items, and used $49,283 in additional working capital resulting in a use of $249,168 in operating activities. In addition, the Company used funds for the purchase of property, plant and equipment amounting to $68,050. The Company also used $12,713 for repayment of its obligations under capital leases, $285,023 for repayment of short-term borrowings and $127,639 for repayment of advances from a director, and increased its restricted cash by $242,011. This was financed by advances from a director aggregating $134,991, a loan from a related party of $500,000, proceeds from the disposal of property, plant and equipment of $334,214 and cash acquired from the purchase of a business of $100,557. This resulted in a net increase in cash of $89,158.

     At June 30, 1999, the Company had approximately $15,000 in commitments for capital expenditures. This will be funded principally by retained earnings.

     The Company is not aware of any commitments, contingencies or events within its control which may significantly change its ability to generate sufficient cash from internal or external sources to meet its needs.

Foreign Currency Exchange

     Uncertainty in world economies and the expectations for higher U.S. interest rates caused a gradual strengthening of the U.S. dollar during the period. Most of the Company's total revenue was derived from sales in Asia. The net income effect of foreign currency exchange rate fluctuations versus the U.S. dollar on the Company's Asian operations was minimal.


Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The directors and executive officers of the Company at December 31, 1998 are identified below. The directors are elected at the annual meeting of shareholders and each serves until his successor takes office or until his earlier death, resignation or removal. The officers serve at the pleasure of the Board of Directors of the Company.

Name                      Age         Position with the Company
----                      ---         -------------------------

Edward Y. F. Ting         52          President, Chief Executive Officer,
                                      Chief Operating Officer, Chief Financial
                                      Officer, Chairman of the Board and
                                      Director

Clement W. Cheung         43          Secretary, Treasurer and Director

Viola Ting                55          Director

James Mak                 44          Director

Chris G. Mendrop          47          Director


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

     CLEMENT CHEUNG was elected a director of the Company in October 1992 and appointed Secretary and Treasurer in August 1996. Mr. Cheung joined EPL in 1990 as an accounting and administrative manager. Prior to joining EPL, Mr. Cheung was the controller for Econ Electronics Limited, which was acquired by the Company in 1990.

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

     CHRIS G. MENDROP was appointed a director of the Company in March 1998. Mr. Mendrop is the Chief Executive Officer of Blake Street Group LLC, Blake Street Securities LLC and Blake Street Advisors LLC (collectively the "Blake Street Group"). He has served as the Chief Executive Officer of each of the companies included in the Blake Street Group since those companies were formed in January, March and July 1998. From July 1992 until January 1998, Mr. Mendrop was Chief Executive Officer of Corporate Development Capital, Inc., an investment advisory and financial consulting firm located in Denver, Colorado. Mr. Mendrop holds a Masters of Business Administration degree in Finance from the University of Colorado.

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

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth certain information as to each of the Company's executive officers and directors whose cash compensation exceeded $60,000 and for all executive officers as a group for the year ended December 31, 1998:

                                                                                  Cash               Non-Cash
Name of Individual                   Capacities in Which Served               Compensation         Compensation
------------------                   --------------------------               ------------          -----------

Edward Y.F. Ting             President, Chief Executive Officer,
                             Chief Financial Officer, Chairman
                             of the Board and Director                           $ 146,000           $ 67,346(1)
Clement W. Cheung            Secretary, Treasurer and Director                   $  37,657           $ 33,691
All directors and
officers as a group (5 persons)                                                  $ 189,657           $101,037

---------------------

(1)  Includes the value of housing provided to Mr. Ting valued at $24,000 during
     fiscal   1998.   (See  Item  13,   "Interest  of   Management   in  Certain
     Transactions.")

     In 1996, the Company instituted a defined contribution retirement plan which covers the employees of Bothgreat and EPL. The Company and its subsidiaries set aside $26,037 pursuant to the plan for the fiscal year ended December 31, 1998, and $33,319 pursuant to the plan for the fiscal year ended December 31, 1997.

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES

     There are no options to purchase securities of the Company outstanding as of the date of this Annual Report. Mr. Edward Ting, the President of the Company, holds the right to be issued a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year. See Item 13, "Interest of Management in Certain Transactions," below.

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

     The Company leases a commercial property in Bellview Tower, Lo Hu District, Shenzhen City, China, from Edward Ting, the President of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires on May 31, 2000. Rent paid by the Company to Mr. Ting amounted to $33,846 in each of 1998, 1997 and 1996.

     During 1997, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 70,000 shares. Clement Cheung received 20,000 of those shares.

     During 1997, a director advanced short-term loans to the Company in the amount of $127,639. The loans bear interest at the rate of 10% per annum and are repayable within one year.

     In March 1998, Bothgreat obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Mr. Edward Ting was Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of Glas-Aire and Chris G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of

1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000 and $250,000 of the loan proceeds was used to repay Glas-Aire for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12%, and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Edward Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Edward and Viola Ting which had previously been pledged to secure the letter of credit arrangement. In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. As a result, the Company is now indebted to Mr. Ting in the amount of $500,000, plus interest. In addition, Glas-Aire transferred the warrant to Mr. Ting.

     During 1998, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

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

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The  following  Financial  Statements  are filed as part of this Annual
Report: Page

Report of Independent Auditors on the                                  F-1
Consolidated Financial Statements for Years Ended
December 31, 1998 and 1997

Report of Independent Auditors on the                                  F-2
Consolidated Financial Statements for Year Ended
December 31, 1996

Consolidated Balance Sheets at December 31, 1998 and 1997              F-3

Consolidated Statements of Operations for the Years
   Ended December 31, 1998, 1997 and 1996                              F-5

Consolidated Statements of Stockholders' Equity for
   the Years Ended December 31, 1998, 1997 and 1996                    F-6

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1998, 1997 and 1996                              F-7

Notes to Consolidated Financial Statements                             F-9

     (b) Financial Statements schedules.

          All schedules are omitted as they are not applicable.

     (c) There are no exhibits filed with this Form 20-F for the year ended December 31, 1998.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ELECTROCON INTERNATIONAL INC.


Date: July 31, 1999                  By: /s/ Edward Ting
                                        ----------------------------------------
                                         Edward Ting, President, Chief Executive
                                         Officer, Chief Operating Officer,
                                         Chief Financial Officer and
                                         Chairman of the Board

                          ELECTROCON INTERNATIONAL INC.

                        Consolidated Financial Statements
              For the years ended December 31, 1998, 1997 and 1996

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED FINANCIAL STATEMENTS






CONTENTS                                                                PAGE(S)



Independent Auditors' Report on the Consolidated Financial Statements
  for the years ended December 31, 1998 and 1997                              1


Independent Auditors' Report on the Consolidated
  Financial Statements for the year ended December 31, 1996                   2


Consolidated Balance Sheets at December 31, 1998 and 1997                 3 & 4


Consolidated Statements of Operations for the years
  ended December 31, 1998, 1997 and 1996                                      5


Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1998, 1997 and 1996                                6


Consolidated Statements of Cash Flows for the years
  ended December 31, 1998, 1997 and 1996                                  7 & 8


Notes to Consolidated Financial Statements                               9 - 22

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF ELECTROCON INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheets of Electrocon International Inc. and its subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electrocon International Inc. and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for the two years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Hong Kong
June 15, 1999, except for note 19 as to which is dated July 1, 1999

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
ELECTROCON INTERNATIONAL INC.

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Electrocon International Inc. and its subsidiaries for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of the operations and cash flows of Electrocon International Inc. and its subsidiaries for the year ended December 31, 1996 in conformity with accounting principles generally accepted in the United States of America.





/s/ BDO Binder
BDO Binder
Hong Kong
July 14, 1997

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED BALANCE SHEETS
(Amounts stated in United States Dollars)

                                                                                                    December 31,
                                                                                             1998                  1997
ASSETS                                                                                       ----                  ----
Current assets
Cash and cash equivalents                                                               $     303,990         $     214,832
Restricted cash (Note 8)                                                                    3,956,385             3,714,374
Accounts receivable:
  - Trade, less allowance for doubtful accounts of
      $233,162 (1997: $180,193)                                                             3,866,119             5,153,691
  - Affiliated company, less allowance for doubtful accounts
      of $82,805 (1997: Nil)                                                                  280,146               428,903
  - Others                                                                                    220,275               156,055
Inventories (Note 3)                                                                        2,425,248             3,394,900
Costs in excess of billings on construction contracts (Note 4)                                153,808                  -
Prepaid expenses and deposits                                                                  81,479                61,624
Prepaid income taxes                                                                             -                   41,311
                                                                                          -----------           -----------

Total current assets                                                                       11,287,450            13,165,690

Property and equipment, net (Note 6)                                                          670,251             1,004,794

Investment in an affiliated company                                                             2,234               123,530

Investments in Golf Club memberships, at cost                                                 410,055                99,386

Intangible asset (Note 7)                                                                      98,773                  -
                                                                                          -----------           -----------


Total assets                                                                              $12,468,763           $14,393,400
                                                                                          -----------           -----------





See notes to consolidated financial statements.

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED BALANCE SHEETS
(Amounts stated in United States Dollars)

                                                                                                    December 31,
                                                                                             1998                  1997
LIABILITIES AND STOCKHOLDERS' EQUITY                                                         ----                  ----
Current liabilities
Short-term borrowings (Note 8)                                                            $ 5,481,296           $ 5,766,319
Current portion of obligation under capital leases (Note 9)                                     9,744                 7,167
Loan from related party (Note 10)                                                             500,000                  -
Accounts payable and accrued expenses
  - Trade                                                                                   3,769,818             5,676,670
  - Others                                                                                    337,467               132,747
Billings in excess of costs on construction contracts (Note 5)                                 74,231               150,061
Amount due to director (Note 13)                                                              134,991               127,639
                                                                                          -----------           -----------


Total current liabilities                                                                  10,307,547            11,860,603

Obligations under capital leases, net of current portion (Note 9)                                -                    3,582

Deferred income taxes (Note 12)                                                                45,472                21,566
                                                                                          -----------           -----------

Total liabilities                                                                          10,353,019            11,885,751
                                                                                          -----------           -----------

Commitments and contingencies (Note 14)

Stockholders' equity
Common stock, par value $0.0001 per share;
  authorized 20,000,000 shares;
  issued and outstanding 1998: 7,460,420 shares
  and 1997: 7,160,420 shares                                                                      746                   716
Additional paid-in capital                                                                  6,223,997             5,942,627
Accumulated deficit                                                                        (4,071,655)           (3,398,350)
Foreign currency translation adjustment                                                       (37,344)              (37,344)
                                                                                          -----------           -----------


Total stockholders' equity                                                                  2,115,744             2,507,649
                                                                                          -----------           -----------

Total liabilities and stockholders' equity                                                $12,468,763           $14,393,400
                                                                                          -----------           -----------



See notes to consolidated financial statements.

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts stated in United States Dollars)

                                                                                        Year ended December 31,
                                                                                1998             1997              1996
                                                                                ----             ----              ----
Net revenue                                                                  $22,338,588       $29,086,564      $53,510,211
Cost of sales                                                                 18,587,796        25,811,706       50,078,786
                                                                             -----------       -----------      -----------

Gross profit                                                                   3,750,792         3,274,858        3,431,425
Selling, administrative and general expenses                                   4,003,868         3,502,226        3,563,450
                                                                             -----------       -----------      -----------

Loss from operations                                                            (253,076)         (227,368)        (132,025)
Interest income                                                                  224,438           229,252          214,212
Interest expense                                                                (537,310)         (461,329)        (307,956)
Equity in loss of an affiliated company                                         (121,296)          (37,475)         (11,999)
Other income (Note 11)                                                            37,845           151,115           83,903
                                                                             -----------       -----------      -----------

Loss before income taxes                                                        (649,399)         (345,805)        (153,865)
Provision (credit) for income taxes (Note 12)                                     23,906            21,041         (106,086)
                                                                             -----------       -----------      -----------

Net loss                                                                    $   (673,305)     $   (366,846)    $    (47,779)
                                                                            ------------       -----------      -----------

Loss per share - basic                                                     $      (0.091)    $      (0.054)    $   (0.0073)
                                                                            ------------       -----------      -----------

Weighted average number of shares outstanding                                  7,370,009         6,780,844        6,624,211
                                                                            ------------       -----------      -----------



See notes to consolidated financial statements.

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED STATEMENTS  OF STOCKHOLDERS' EQUITY
(Amounts stated in United States Dollars)

                                                                                                     Foreign       Total
                                                 Common stock        Additional                     currency      stock-
                                             Shares                    paid-in      Accumulated    translation    holders'
                                           outstanding     Amount      capital        deficit      adjustment     equity

Balance at January 1, 1996                  6,624,211       $662      $4,970,888    $(2,983,725)    $(37,344)    $1,950,481

Loss for the year                                -          -               -           (47,779)        -           (47,779)
                                            ---------    -------       ---------     ----------      -------      ---------

Balance at December 31, 1996                6,624,211        662       4,970,888     (3,031,504)     (37,344)     1,902,702

Issuance of stock bonus
  to employees (Note 1)                        70,000          7          39,368           -            -            39,375

Stock issued in settlement
  of payable (Note 1)                         466,209         47         932,371           -            -           932,418

Loss for the year                                -          -               -          (366,846)        -          (366,846)
                                            ---------    -------       ---------     ----------      -------      ---------

Balance at December 31, 1997                7,160,420        716       5,942,627     (3,398,350)     (37,344)     2,507,649

Stock issued on purchase of
  business (Note 1)                           300,000         30         206,370           -            -           206,400

Issuance of warrant (Note 10)                    -          -             75,000           -            -            75,000

Loss for the year                                -          -               -          (673,305)        -          (673,305)
                                            ---------    -------       ---------     ----------      -------      ---------

Balance at December 31, 1998                7,460,420       $746      $6,223,997    $(4,071,655)    $(37,344)    $2,115,744
                                            ---------    -------       ---------     ----------      -------      ---------



See notes to consolidated financial statements.

ELECTROCON INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts stated in United States Dollars)

                                                                                        Year ended December 31,
                                                                                1998             1997              1996
                                                                                ----             ----              ----
Cash flows from operating activities:
Net loss                                                                   $    (673,305)      $  (366,846)      $  (47,779)
Adjustments to reconcile net loss
  to net cash provided by operating activities:
    Share of loss of an affiliated company                                       121,296            37,475           11,999
    Issuance of stock bonus to employees                                            -               39,375             -
    Issuance of warrant (Note 10)                                                 75,000              -                -
    Depreciation and amortization                                                149,230           142,852          161,350
    Gain on disposal of property and equipment                                   (31,786)             -              (5,959)
    Provision for doubtful debts                                                 135,774            28,039           86,333
    Deferred income taxes                                                         23,906            21,041          (65,382)
  Changes in assets and liabilities:
    Accounts receivable                                                          954,564          (975,005)        (776,564)
    Inventories                                                                  969,652         1,049,263         (945,884)
    Costs in excess of billings of construction contracts                       (153,808)          145,010          (92,171)
    Prepaid expenses and deposits                                                (19,496)           57,878           (4,522)
    Prepaid income taxes                                                          41,311            49,084          (90,395)
    Accounts payable and accrued expenses                                     (1,765,676)       (1,108,570)       1,870,002
    Billings in excess of costs on construction contracts                        (75,830)          150,061             -
    Income taxes payable                                                            -                 -            (253,035)
                                                                              ----------        ----------       ----------

Net cash used in operating activities                                           (249,168)         (730,343)        (152,007)
                                                                              ----------        ----------       ----------
Cash flows from investing activities:
  Purchase of business, net of cash acquired                                     100,557              -                -
  Proceeds from disposal of property and equipment                               338,214              -              18,846
  Additions to property and equipment                                            (68,050)          (45,102)        (109,392)
  Investment in affiliated company                                                  -                 -             (19,231)
                                                                              ----------        ----------       ----------

Net cash provided by (used in) investing activities                              370,721           (45,102)        (109,777)
                                                                              ----------        ----------       ----------

Balance carried forward                                                     $    121,553       $  (775,445)       $(261,784)
                                                                              ----------        ----------       ----------

                                                                                                           - 7 -






ELECTROCON INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Amounts stated in United States Dollars)

                                                                                        Year ended December 31,
                                                                                1998             1997              1996
                                                                                ----             ----              ----

Balance carried forward                                                      $   121,553         $(775,445)       $(261,784)
                                                                              ----------        ----------       ----------

Cash flows from financing activities:
Payment of obligations under capital leases                                      (12,713)         (109,939)        (171,296)
(Decrease) increase in short-term borrowings                                    (285,023)          812,785          205,440
Increase in restricted cash                                                     (242,011)         (220,865)        (341,998)
Advances from director                                                           134,991           127,639             -
Repayment of advances from director                                             (127,639)             -                -
Loan from related party                                                          500,000              -                -
                                                                              ----------        ----------       ----------

Net cash (used in) provided by financing activities                              (32,395)          609,620         (307,854)
                                                                              ----------        ----------       ----------

Net increase (decrease) in cash and cash equivalents                              89,158          (165,825)        (569,638)
Cash and cash equivalents at beginning of year                                   214,832           380,657          950,295
                                                                              ----------        ----------       ----------

Cash and cash equivalents at end of year                                     $   303,990         $ 214,832        $ 380,657
                                                                              ----------        ----------       ----------

Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest paid                                                              $   556,014        $  451,464        $ 310,132
  Income taxes (refund)                                                          (41,311)          (49,084)         302,727

Non cash transactions:
  Stock issued in settlement of payable                                      $      -           $  932,418        $    -
  Stock issued for purchase of business                                          206,400              -                -
  Property acquired under capital leases                                            -                 -              23,744
  Golf Club memberships acquired in lieu of settlement
     of account receivable                                                       313,000              -                -

Purchase of business:
  Fair value of assets acquired                                               $  121,037        $     -           $    -
  Stock issued                                                                  (206,400)             -                -
  Cash received                                                                   44,411              -                -
  Goodwill on purchase                                                           116,204              -                -
                                                                              ----------        ----------       ----------

  Liabilities assumed                                                         $   75,252        $     -          $     -
                                                                              ----------        ----------       ----------


See notes to consolidated financial statements.

ELECTROCON INTERNATIONAL INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in United States Dollars)


         1.       ORGANIZATION AND ACTIVITIES

                  Electrocon International Inc. ("the Company") is incorporated with limited liability in the British Virgin Islands.

                  The Company is a diversified, Hong Kong-based holding company that conducts operations through its subsidiaries, all wholly-owned, primarily in two separate business segments - the distribution of semiconductor products (primarily computer chips) to small and medium-sized manufacturers located in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") and in other regions of the PRC and the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong, Macau and the PRC. In 1995, the Company also entered into the business of distributing personal computer related products through its 50% held affiliated company, China Electrocon Limited, and, in 1996, began distribution of non-personal computer related products. China Electrocon Limited became dormant in 1998. China Electrocon Limited became dormant in 1998.

                  On June 10, 1997, the Company issued 70,000 shares of its common stock as bonuses to its employees. These shares were valued at $39,375 for the purpose of calculating stock compensation to employees based on the quoted market price of the Company's common stock of $0.5625 on the date of issuance.

                  On September 30, 1997, the Company issued 466,209 shares of its common stock to a creditor at a price of $2 per share for the settlement of debt amounting to $932,148.

                  On April 10, 1998, the Company acquired the entire interest in Flownet Irrigation Service Company, an unincorporated business in Hong Kong, for a total consideration of $161,989, which was satisfied by the issue of 300,000 shares of common stock less a cash adjustment received from the vendor of $44,411. The major activity of the acquired business is the provision of irrigation engineering services. The acquisition has been accounted for as a purchase and accordingly, the assets and liabilities of the acquired business have been recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired, in the amount of $116,204, has been recorded as goodwill and is amortized over 5 years.

                  The pro forma results for 1997 and 1998, assuming this acquisition had been made at the beginning of 1997, would not be materially different from the reported results for these years.

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

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)

         2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

                  Investments   in    affiliated  companies, owned  20%  to  50%
         inclusive, are accounted for using the equity method.

                  Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificate of deposit accounts with an original maturity of three months or less.

                  Inventories - Inventories, which comprise electronic components and spare parts held for resale, are stated at the lower of cost or market value. Cost, which comprises direct materials, sub-contracting charges and freight, is calculated using the weighted-average method.

                  Construction contracts - Construction contracts are stated at cost plus estimated profit, less provision for any foreseeable losses and progress billings. Cost includes direct materials, direct labor and allocated overhead expenses. Where construction costs incurred plus aggregate estimated profits less foreseeable losses exceed the progress billings, the excess is shown in the balance sheet under current assets. For contracts where progress billings exceed construction costs incurred plus aggregate estimated profits less foreseeable losses, the excess amount is shown in the balance sheet under current liabilities.

                  Property and equipment - Property and equipment is stated at cost less accumulated depreciation. The costs of major improvements are capitalized whereas the costs of maintenance and repairs are expensed in the year incurred. Depreciation and amortization are provided on the declining balance method except for leasehold land in the PRC held under long lease, which is amortized on a straight-line basis, at the following rates per annum:

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

                  Valuation of long-lived assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined

ELECTROCON INTERNATIONAL INC.


         in a similar manner, except that fair market values are reduced for the costs to dispose.


(Amounts stated in United States Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

                  Loss per share - Loss per share is calculated based upon the weighted average number of common shares and common share equivalents outstanding. The dilutive effect of share options and warrants which are common share equivalents is calculated using the treasury stock method. On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". This pronouncement provides for the calculation of basic and diluted earnings per share. The adoption of this new standard had no impact on the Company. The effect of stock options and warrants on loss per share would be anti-dilutive and no diluted loss per share is disclosed. The stock options expired during the year ended December 31, 1998.

                  Revenue recognition - The Company recognizes revenue from the sale of goods and services at the time when shipments of products and services rendered are made to customers and provides an allowance for estimated costs associated with returns of non-conforming products. Profits from construction contracts which are expected to last for over one year are recognized under the percentage-of-completion method, using progress billings in relation to estimated total revenue of the contracts to measure the stage of completion. Estimated profit is recognized only when a contract is more than 20% completed at the balance sheet date.

                  Income taxes - Deferred income taxes are provided at enacted statutory rates for temporary differences resulting from differences between the book and tax bases of assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes".

                  Foreign currency translation - Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of stockholders' equity. Gains or losses from foreign currency transactions are included in the statement of operations.

                  Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits, other than pensions, and post-employment benefits, if any, are not significant.

                  Stock-based compensation - The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" in October 1995. SFAS 123 encourages companies to adopt a fair value approach to accounting for stock options that would require compensation cost to be recognized based on the fair value of stock options granted. The Company has elected, as permitted by the standard, to continue to follow the intrinsic value based method of accounting for stock options issued to employees consistent with Accounting Principles Board (APB) Option No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the exercise price.

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

                  Concentration of credit risk - The Company sells to customers located in Hong Kong and other regions of the PRC. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

                  New accounting standards adopted - In 1999, the Company adopted SFAS No. 130 "Reporting comprehensive Income", SFAS No.131 "Disclosures about Segments of an Enterprise and Related Information and SFAS No. 132 "Employers' Disclosures about Pensions and the other Post-retirement Benefits".

                  SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Since the Company did not have any items of other comprehensive income in the years reported, the net loss reported in the consolidated statements of operations is equivalent to total comprehensive loss.

                  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 had no significant effect on disclosure.

                  SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", amends the disclosure requirements for pensions and other post-retirement benefits. Adoption of this standard did not change the Company's financial statement disclosures.

                  New accounting standard not yet adopted - The Financial Accounting Standards Board has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

                  Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


         3.       INVENTORIES

                  The components of inventories were as follows:

                                                   December 31,
                                            1998                  1997
                                            ----                  ----

         Finished goods                   $2,176,867            $2,501,729
         Raw materials and spare parts       248,381               893,171
                                          ----------            ----------

                                          $2,425,248            $3,394,900
                                          ----------            ----------

         4.       COSTS IN EXCESS OF BILLINGS ON CONSTRUCTION CONTRACTS

                  Costs in excess of billings on construction contracts included the following:

                                                 December 31,
                                          1998                  1997
                                          ----                  ----

         Costs incurred                  $652,769             $   2,517
         Add: Estimated profit            265,864                13,637
                                         --------              --------

                                          918,633                16,154

         Less: Progress billings         (764,825)              (16,154)
                                         --------              --------

                                         $153,808             $    -
                                         --------              --------

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


         5.       BILLINGS IN EXCESS OF COSTS ON CONSTRUCTION CONTRACTS

                  Billings in excess of costs on construction contracts included the following:

                                                                          December 31,
                                                                   1998                  1997
                                                                   ----                  ----

         Costs incurred                                          $  59,614             $  10,730
         Add: Estimated profit                                      61,732                  -
                                                                  --------              --------

                                                                   121,346                10,730
         Less: Progress billings                                   195,577               160,791
                                                                  --------              --------
                                                                 $  74,231              $150,061
                                                                  --------              --------



         6.       PROPERTY AND EQUIPMENT, NET

                                                                         December 31,
                                                                  1998                  1997
                                                                  ----                  ----
         Cost
         Land and buildings held under long lease               $     -              $   314,920
         Furniture, fixtures and office equipment                  561,317               529,724
         Motor vessels                                             477,148               477,148
         Motor vehicles                                            254,425               185,952
         Leasehold improvements                                    115,714               128,535
                                                                 ---------             ---------

         Total                                                   1,408,604             1,636,279
         Less: Accumulated depreciation and amortization           738,353               631,485
                                                                 ---------            ----------

                                                                $  670,251            $1,004,794
                                                                 ---------            ----------

    Included in property and equipment are the following assets acquired under capital leases:

                                                             December 31,
                                                      1998              1997
                                                      ----              ----
         Cost
         Motor vehicles                               $54,282          $23,744
         Less: Accumulated amortization                15,938           10,447
                                                      -------          -------

                                                      $38,344          $13,297
                                                      -------          -------

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)

                  Motor vessels with net book values amounting to $268,518 and $315,903 as of December 31, 1998 and 1997, respectively, are registered in the name of a third party as trustee for the Company.


         7.       INTANGIBLE ASSET
                                                            December 31,
                                                       1998             1997
                                                       ----             ----

         Goodwill on purchase of business (note 1)    $ 116,204       $     -
         Less: Amortization                              17,431             -
                                                      ---------        ---------

                                                      $  98,773       $     -
                                                      ---------        ---------

         8.       SHORT-TERM BORROWINGS

                  The outstanding amounts at the balance sheet dates represent overdrafts, letters of credit and trust receipts loan balances with various banks. The facilities and the amounts utilized at the balance sheet dates are as follows:

                                                                     December 31,
                                                              1998                  1997
                                                              ----                  ----
         Credit facilities granted                          $6,089,744            $6,243,590
                                                             ---------             ---------


         Utilized                                           $5,481,296            $5,766,319
                                                             ---------             ---------

         Weighted average interest rate on borrowings
           at end of year                                        10.8%                  9.8%
                                                             ---------             ---------

                  The Company maintains short-term bank credit lines in Hong Kong for use in its operations in Hong Kong and other regions of the PRC. Interest rates are generally based on the banks' prime lending rates, and cost of funds and the credit lines are normally subject to annual review. At December 31, 1998 the above banking facilities were secured by bank deposits of approximately $3.9 million. In addition, at December 31, 1998 a director has pledged personal bank deposits to a bank as collateral for facilities of approximately $2,948,718 provided to the Company of which approximately $2,660,689 was utilized at the balance sheet date. No charges have been made in respect of the provision of the collateral.

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


         9.       OBLIGATIONS UNDER CAPITAL LEASES

                  Obligations under capital leases consist of the following:

                                                                                      December 31,
                                                                               1998                  1997
                                                                               ----                  ----
         Capital leases at 7.25% per annum, due in
           installments to June 1999                                         $   3,582                10,749
         Capital lease at 12.75% per annum, due in
           installments to October 1999                                          6,162                  -
                                                                              --------              --------

                                                                                 9,744                10,749
         Less: Current portion of obligations under capital leases               9,744                 7,167
                                                                              --------              --------


                                                                             $    -                 $  3,582
                                                                              --------              --------

         10.      LOAN FROM RELATED PARTY

                  In March 1998, a subsidiary of the Compay obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Mr. Edward Ting was Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of Glas-Aire and Chris G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. The Company has recognized expense of $75,000 in 1998 in respect of the warrant. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000 and $250,000 of the loan proceeds was used to repay Glas-Aire for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12% and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Edward Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Edward and Viola Ting which had previously been pledged to secure the letter of credit arrangement. In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. As a result, the Company is now indebted to Mr. Ting in the amount of $500,000, plus interest. In addition, Glas-Aire transferred the warrant to Mr. Ting.

ELECTROCON INTERNATIONAL INC.

         11.      OTHER INCOME
                                               Years ended December 31,
                                        1998           1997            1996
                                        ----           ----            ----
         Foreign exchange gain         $   -          $  64,668        $37,418
         Other                           37,845          86,447         46,485
                                       --------        --------       --------

                                       $ 37,845        $151,115        $83,903
                                       --------        --------       --------

         12.      INCOME TAXES

                  Under current law, the Company's income is not subject to taxation in the British Virgin Islands. The Hong Kong subsidiaries' income tax provision has been calculated by applying the Hong Kong statutory income tax rates of 16%, 16.5% and 16.5% for the years ended December 31, 1998, 1997 and 1996 to the subsidiaries' estimated taxable income which was earned in or derived from Hong Kong during the respective years. Each company in Hong Kong files a separate tax return and tax losses are available only against that company's taxable income. The Company is not subject to income tax in other regions of the PRC.

                  The provision for income taxes represents Hong Kong taxation as follows:

                                                            Years ended December 31,
                                                     1998             1997              1996
                                                     ----             ----              ----
        Current year provision                     $   -             $   -           $    -
        Overprovision in prior years                   -                 -             (40,704)
                                                    --------          --------         --------
                                                        -                 -             (40,704)
        Deferred tax provision (credit)               23,906            21,041          (65,382)
                                                    --------          --------         --------
        Provision (credit) for income taxes         $ 23,906          $ 21,041        $(106,086)
                                                    --------          --------         --------

                  A reconciliation of income tax provision (credit) to the amount computed by applying the Hong Kong statutory income tax rates to
         (loss) income before income taxes in the consolidated statements of operations is as follows:

                                                                               Years ended December 31,
                                                                        1998             1997              1996
                                                                        ----             ----              ----
         Hong Kong statutory tax rate                                       16%             16.5%            16.5%

         Income tax at Hong Kong statutory
           rate on pre-tax loss                                        $(72,237)         $(71,080)      $  (22,252)
         Over-provision of tax in prior year                               -                 -             (40,703)
         Operating loss (profit) not subject to income tax               96,143            92,121          (40,325)
         Other                                                             -                 -              (2,806)
                                                                       --------          --------         --------
                                                                       $ 23,906          $ 21,041        $(106,086)
                                                                       --------          --------         --------

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)

     At the balance sheet date, the major components of deferred income tax liabilities are as follows:
                                                     December 31,
                                              1998                  1997
                                              ----                  ----

         Tax loss carry forwards            $ 245,092              $151,489
         Depreciation                         (64,681)              (89,110)
         Valuation allowances                (225,883)              (83,945)
                                             --------              --------

         Deferred income tax liability       $(45,472)             $(21,566)
                                             --------              --------

                At December 31, 1998 the Company had tax losses of $1,531,822 which are available for carry forward indefinitely.

         13.      RELATED PARTY TRANSACTIONS

                Related party transactions not described elsewhere in these financial statements are as follows:

                  a)  The   Company   has   provided  a  director   with  leased
                  accommodation on a monthly basis for his use since 1992 at a monthly rental of approximately $2,000.

                  b) The Company leases residential accommodation from a director at a monthly rental of approximately $2,821 under a lease which is renewable on an annual basis. Rental expenses amounted to $33,846, $33,846 and $33,846 in 1998, 1997 and
                  1996, respectively.

                  c) In 1997, the Company issued 70,000 shares of its common stock as bonus to its employees and a director received 20,000 of those shares.

                  d) In 1997, a director advanced $127,639, to the Company bearing interest at 10% per annum. The advance was repaid in 1998.

                  e) In 1998, another director advanced $134,991 to the Company interest-free without repayment terms.

                  f) At December 31, 1998, a director has also provided collateral for banking facilities provided to the Company as detailed in Note 8.

                  g) Sales by the Company to China Electrocon Limited, a 50% held affiliate, totalled $Nil in 1998, $81,000 in 1997and $950,416 in 1996.

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)

         14.      OPERATING LEASE COMMITMENTS

                  The Company leases premises under operating leases expiring through September 2001. Rental expense under operating leases was $170,788 in 1998, $219,679 in 1997 and $252,524 in 1996. As of December
         31, 1998, future minimum rental payments under operating leases were as follows:

               1999                      $159,006
               2000                       110,128
               2001                        58,686
                                         --------

         Total minimum lease payments    $327,820
                                         --------

         15.      STOCK OPTION PLANS

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

                  The following summarizes the stock options outstanding:

                                      Number                Average
                                     of shares             exercise
                                                             price

         At January 1, 1996           2,225,017              $1.46
         Expired                       (741,673)              1.43
                                      ---------              -----

         December 31, 1996            1,483,344               1.48
         Expired                       (741,672)              1.46
                                      ---------              -----

         December 31, 1997              741,672              $1.50
         Expired                       (741,672)              1.50
                                      ---------              -----
         December 31, 1998                 -               $   -
                                      ---------              -----

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


                  The grant-date fair value of the options granted in 1995 is estimated to be $0.07 per share using the Black-Scholes option pricing model with the following assumptions: (a) risk-free interest rate 5.56%; (b) expected life - 2 years (c) expected volatility - 91.1%; expected dividend yield - Nil.

                  The Company has accounted for the stock options using the intrinsic value method. As the effect on net income, basic and diluted earnings per share is insignificant had the Company adopted the fair value based method of accounting for stock options, no separate disclosure is noted.

         16.      EMPLOYEE BENEFIT PLAN

                  Commencing January 1996 the employees of the entities located in Hong Kong are covered under a defined contribution plan covering all full-time monthly-paid permanent staff under the employment of the entities located in Hong Kong. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on length of service.

                  The expense related to the above plan was $26,037 in 1998, $33,319 in 1997 and $36,897 in 1996.


         17.      SUPPLEMENTARY INFORMATION

                  Movements on allowances for doubtful accounts are as follows:

                                                                     Balance at            Charged to              Balance
                                                                      beginning             cost and               at end
                                                                       of year              expenses               of year

         Year ended December 31, 1998                                   $180,193             $135,774              $315,967
                                                                        --------             --------              --------

         Year ended December 31, 1997                                   $152,154             $ 28,039              $180,193
                                                                        --------             --------              --------

         Year ended December 31, 1996                                  $  65,821             $ 86,333              $152,154
                                                                        --------             --------              --------

         18.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, inventories, accounts receivable, accounts payable and short-term borrowings are reasonable estimates of their fair value.

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


         19.      SUBSEQUENT EVENT

                           In July 1999, the Company entered into a license agreement with an unaffiliated third party which grants it the right to manufacture, use and sell certain technology in exchange for 250,000 shares of the Company's common stock. Management is currently investigating the feasibility of pursuing this business opportunity.

         20.      SEGMENT INFORMATION

                  The Company's operations comprise the distribution of electronic components in Hong Kong and the distribution of golf equipment and installation of golf course irrigation and drainage systems in Hong Kong and in other regions of the PRC. The geographical and industrial distribution of sales, operating income (loss) and assets, major customers and suppliers for the years ended December 31, 1998, 1997 and 1996 are shown as follows:

                  Geographical segments

                                                                          Other
                                                                       regions of
                                                  Hong Kong              the PRC                Total
         Year ended December 31, 1998:

         Net revenues                             $10,557,498          $11,781,090           $22,338,588
         Operating income (loss)                       93,676             (346,752)             (253,076)
         Total assets                               8,741,455            3,727,308            12,468,763
         Long-lived assets                            646,157              532,922             1,179,079
                                                  -----------          -----------           -----------
         Year ended December 31, 1997:

         Net revenues                             $16,438,529          $12,648,035           $29,086,564
         Operating income (loss)                       66,811             (294,179)             (227,368)
         Total assets                               8,864,269            5,529,131            14,393,400
         Long-lived assets                            921,216              182,964             1,104,180
                                                  -----------          -----------           -----------
         Year ended December 31, 1996:

         Net revenues                             $43,870,274           $9,639,937           $53,510,211
         Operating income (loss)                      815,173             (947,198)             (132,025)
         Total assets                              12,515,969            2,311,885            14,827,854
         Long-lived assets                          1,022,512              179,418             1,201,930
                                                  -----------          -----------           -----------

ELECTROCON INTERNATIONAL INC.


(Amounts stated in United States Dollars)


         20.      SEGMENT INFORMATION - continued

                  Business segments

                                              Distribution          Distribution
                                               and sale of        and installation
                                             semi-conductors           of golf
                                             and electronic           equipment
                                               spare parts           and systems              Total
         Year ended December 31, 1998:

         Net revenues                           $16,698,983           $5,639,605           $22,338,588
         Operating income (loss)                     91,266             (344,342)             (253,076)
         Total assets as of December 31           9,138,068            3,330,695            12,468,763
         Capital expenditure                         18,798               49,252                68,050
         Depreciation and amortization               97,453               51,777               149,230
                                                -----------          -----------           -----------

         Year ended December 31, 1997:

         Net revenues                                                $23,151,881           $5,934,683           $29,086,564
         Operating income (loss)                                          61,950             (289,318)             (227,368)
         Total assets as of December 31                               10,333,770            4,059,630            14,393,400
         Capital expenditure                                              22,263               22,839                45,102
         Depreciation                                                    115,232               25,289               140,521
                                                                     -----------          -----------           -----------

         Year ended December 31, 1996:

         Net revenues                                                $47,679,740           $5,830,471           $53,510,211
         Operating income (loss)                                        (446,329)             314,304              (132,025)
         Total assets as of December 31                               11,768,643            3,059,211            14,827,854
         Capital expenditure                                              80,521               52,615               133,136
         Depreciation                                                    133,562               25,457               159,019
                                                                     -----------          -----------           -----------

                  Major customers and suppliers

                  No single customer accounted for 10% or more of total sales for the years ended December 31, 1998, 1997 and 1996. The Company's principal suppliers are Texas Instruments Asia Limited, Zilog Inc. and TDK Semiconductor Corporation which represented, respectively, 32%, 25% and 15% in 1998 and 47%, 13% and 12% in 1997 of total purchases. The Company's principal supplier is Texas Instruments Asia Limited which represented 87% in
         1996 of total purchase.