Form 20-F
period 1999-12-31
GETGO MAIL COM INC
filed 2000-07-17
CIK 835538

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                         Commission File Number: 0-17250

                               GETGOMAIL.COM INC.
                     --------------------------------------
                    (formerly Electrocon International Inc.)
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                Prosperity Centre
                                  8/F, Block B
                             77 Container Port Road
                                   Kwai Chung
                           New Territories, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act: NONE

     Securities registered pursuant to Section 12(g) of the Act: Common Shares, $0.0001 par value per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 9,210,920 Common Shares, par value $0.0001, were issued and outstanding as of December 31, 1999.

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

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                     Part I                               Page
                                     ------                               ----

Item 1     Description of Business........................................    1
Item 2     Description of Property........................................   19
Item 3     Legal Proceedings..............................................   20
Item 4     Control of Registrant..........................................   21
Item 5     Nature of Trading Market.......................................   21
Item 6     Exchange Controls and Other Limitations
             Affecting Security Holders...................................   22
Item 7     Taxation.......................................................   22
Item 8     Selected Financial Data........................................   23
Item 9     Management's Discussion and Analysis of Financial
             Condition and Results of Operations..........................   25
Item 10   Directors and Officers of Registrant............................   30
Item 11   Compensation of Directors and Officers..........................   32
Item 12   Options to Purchase Securities from Registrant
            or Subsidiaries...............................................   32
Item 13   Interest of Management in Certain Transactions..................   34

                                     Part II
                                     -------

Item 14   Description of Securities to be Registered......................   36

                                    Part III
                                    --------

Item 15   Defaults upon Senior Securities.................................   36
Item 16   Changes in Securities and Changes in Security
            for Registered Securities.....................................   36

                                     Part IV
                                     -------

Item 17   Financial Statements............................................   36
Item 18   Financial Statements............................................   36
Item 19   Financial Statements and Exhibits...............................   37

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

                                     PART I

Item 1. DESCRIPTION OF BUSINESS

     As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to Getgo Mail.Com Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries.

The Company

     Getgo Mail.Com Inc. ("the Company") was incorporated in March 1988 under the name "Electrocon International Inc." as a limited liability International Business Company under the laws of the British Virgin Islands to serve as a holding company for the Company's wholly owned subsidiary, Electrocon Products Limited ("EPL"), a Hong Kong corporation. The Company subsequently changed its name to Getgo Mail.Com on October 14, 1999. As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, from owning real estate in the British Virgin Islands and from acting as a bank or insurance company. The Company was incorporated in the British Virgin Islands principally to facilitate trading in its shares. The government of Hong Kong imposes duty on the transfer of securities of Hong Kong corporations. No such duty is imposed by the British Virgin Islands, and the Company is also exempt from income tax in the British Virgin Islands. The Company's corporate administrative matters are conducted through its registered agent, HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at Prosperity Centre, 8/F, Block B, 77 Container Port Road, Kwai Chung, New Territories, Hong Kong; telephone: 852-2481-6022; facsimile: 852-2481-5817.

     The Company is a diversified, Hong Kong-based holding company. Prior to 1999, the Company conducted operations through its subsidiaries primarily in the following separate business segments:

     o the distribution of semiconductor products (primarily computer chips), personal computer products, and non computer related products such as digital signal processors, digital video disc servo chips, point of sale modem chips and micro controller units, to small and medium-sized manufacturers located in Hong Kong and China;

     o the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong, Macau and China;

     As a new course of business, in 1999 the Company acquired certain license rights under two patent license agreements (the "Patent License Agreements") with Visual Access Technologies, Inc. ("VAT"). These license agreements grant the right to the Company for the development, manufacture, use and sale of Getgo Mail(TM) Cards and enabling software for use by customers of providers of voice, email, data and facsimile messaging services. With the proprietary technology acquired under these license agreements the Company intends to complete the development and begin manufacturing of a credit card size device that permits a user to access voice data and store and retrieve the data from the device much as if it were in standard e-mail format. The Company believes that this technology will provide the user with substantially more convenience in retrieving voice-messaging data. The Company's new subsidiary, Getgo Mail USA is the entity that conducts operations for this new product. The Company has completed a working prototype of the Getgo Mail(TM) Card. The Company is in the process of completing development of the enabling software that will permit commercial use of the card.

     The Company's principal operating entities are EPL, Bothgreat Technology Limited ("Bothgreat") and GETGO MAIL.COM USA INC ("Getgo Mail USA"). In addition, the Company changed the name of its subsidiary Electrocon Instruments Limited to Getgo Mail.Com, Limited in September 1999. There have been no operating activities in this subsidiary to date. As a result of the Company's changing focus, the operating activity of certain other subsidiaries of the Company has diminished and the Company has transferred any remaining activity into other subsidiaries of the Company with active operations. China Electrocon Ltd. ("CEL") and Electrocon Overseas Limited ("EOL") have no operating activity and are dormant. Electrocon (PRC) Limited ("EPRC") had limited activity in 1999 and management anticipates that this subsidiary will become dormant after the end of the current fiscal year.

Electrocon Products Limited

     EPL, the operating entity through which the Company conducts its chip distribution business, was incorporated under the laws of Hong Kong as a limited liability company in 1978 and became a wholly-owned subsidiary of the Company in May 1988. (See "Computer Chip Distribution Business.") EPL's total 1999 sales, including sales to affiliates, were approximately $13.6 million. EPL sells the chips produced by a number of well-known computer chip producers to small and medium-sized manufacturers in Hong Kong and China. EPL serves as a distributor for Texas Instruments Asia Limited ("TI HK"), the Hong Kong subsidiary of Texas Instruments Incorporated, to sell TI HK's broad-based computer chip product lines in the Hong Kong market. In 1996 TI HK supplied approximately 87% of the computer chips sold by the Company. However, during 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997, 36% in 1998 and 37% in 1999. EPL also serves as the distributor for Zilog, Inc., Linfinity Microelectronics Inc. and TDK Semiconductor Corporation in Hong Kong and China. The Company intends to continue to seek new markets in China that utilize these products. See "Computer Chip Distribution Business."

Bothgreat Technology Limited

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat, a Hong Kong corporation, from two officers and directors of the Company. EPL subsequently acquired the remaining 10% of Bothgreat. Bothgreat is a distributor of golf course irrigation products, systems and irrigation installation contracts and turf equipment for sales in Hong Kong, Macao and China. During 1999, Bothgreat's total sales were approximately $4.0 million.

Getgo Mail USA, Inc.

     Getgo Mail USA, a British Virgin Islands international business company, was formed in January 2000 as a wholly owned subsidiary of the Company for the purpose of the development and the marketing and distribution of the Getgo Mail(TM) Card. The Company acquired the rights under the Patent License Agreements in return for the issuance to VAT of 450,000 shares of the Company's common stock. The Company valued these shares at $465,625 for the purpose of calculating the cost of the patent licenses based upon the quoted market price of the Company's common stock on the date of issuance of the shares. Getgo Mail USA incurred development costs for the Getgo Mail(TM) Card of approximately $34,000 in 1999. While the Getgo Mail(TM) Card is still in final-stage prototype development, the Company began some marketing activities effective May 1, 2000. The Company has not earned any revenues to date from this product.

     The Company has announced that upon a registration statement being deemed effective by the Securities and Exchange Commission (the "SEC") registering the shares of common stock of its wholly owned subsidiary GetgoMail.Com USA Inc., the Company will distribute 90% of the issued and outstanding shares of the subsidiary to its shareholders. Presently, the Company has not filed such a registration statement with the SEC, nor can there be any assurances that such a registration statement would become effective, if filed.

Electrocon (PRC) Limited

     EPRC, a Hong Kong corporation, was formed in 1993 as a wholly-owned subsidiary of EPL for the purpose of marketing and distributing the TI line of chips in China. The function of the EPRC liaison office, which is located in Shenzhen, China, was, historically, to contact new customers and to take orders on behalf of EPL. The operating revenues of this subsidiary substantially diminished in 1998 and 1999 because the Company has begun to substantially shift all operating activity back into EPL. The Company's management anticipates that EPRC will become dormant after the end of the fiscal year ending December 31, 2000, once all operating activity has been shifted into EPL. EPRC's total 1999 sales, including sales to affiliates, were approximately $13,000. These sales amounts are consolidated with those of EPL for financial reporting purposes.

Computer Chip Distribution Business

     The Company, principally through EPL and EPRC, is engaged in the distribution and sale of computer chips in Hong Kong and China. The Company acts as agent or distributor for a number of well-known computer chip manufacturers in Hong Kong, the United States and elsewhere. The Company's customers are primarily small and medium-sized manufacturers or traders located in Hong Kong and China. The Company's customers historically have used the chips in a variety of electronic products, principally personal computers and consumer electronics products. The Company, however, has begun to recently promote its modem chips for uses also in intelligent home appliances, tax collection machines, IC cards and point of sale machines. The Company's computer chip distribution business accounted for approximately 77% of its operating revenues for the year ended December 31, 1999. Management of the Company intends to continue their efforts to reduce the Company's dependence on commodity chips used in the manufacture of clocks and other commodity products and to concentrate on more profitable lines of chips. See "Suppliers" and "Competition."

     The Company sells hundreds of types of chips, from standard "commodity" chips to "high-tech" microprocessors. "Commodity" chips include various large volume and low technology content chips and accounted for approximately 68% of the revenues of the Company from sales of computer chips. The remaining "high-tech" class of computer chips sold by the Company include custom and semi-custom chips, such as ASICs (application specific integrated circuits), programmable logic devices, standard cell components and chips with gate arrays. Sales of these computer chips accounted for the remaining 32% of the computer chips revenue of the Company. There was no shortage of chips in 1999, and there was a continuous supply of all variety of chips.

Customers and Marketing

     The Company's computer chip customers, all in Hong Kong and China, are primarily small and medium-sized manufacturers and traders who purchase chips for use in a variety of electronic products. These products include personal computers and peripherals (approximately 8%), consumer electronics, including voice prom and optocouplers (approximately 34%), telecommunications (approximately 33%) and other products (approximately 25%). The Company supplies over 150 customers in Hong Kong and 110 customers in China. Total sales of chips and electronic spare parts were approximately $13.6 million during 1999 compared to approximately $16.7 million in 1998. The decline in the Company's revenues from its computer chip business in 1999 was primarily due to the fact that sales of the TI Asia line of commodity chips declined from the previous fiscal year. See "Suppliers," below.

     One customer, Skyworth (Group) Co. accounted for approximately 12% of the Company's chip sales during 1999. The Company does not believe that the loss of this customer will have a material adverse impact on its revenues and earnings.

     The Company estimates that the worldwide computer chip industry grew in 1999 by approximately 11.8%. The Company's revenue from its chip business, however, declined by approximately 18.5% during 1999, primarily as a result of continued repurcussions from the Company's decision to discontinure certain lines of its computer chip distribution business in 1998. (See "Suppliers," below.) The Company forecasts that chip demand will continue to grow in the entire Eastern Asian region and that China will offer the greatest potential for growth during the next several years. The Company has established a liaison office in Shenzhen, PRC with the intent of benefiting from opportunities that may arise in China.

     For the most part, advertising and market promotion expenses for particular products for which the Company acts as a distributor are incurred by the chip manufacturers who supply the chips to the Company. The Company's costs for marketing such products are thus minimal.

Suppliers

     In Hong Kong, the Company represents, either as distributor or agent, several of the world's largest compputer chip manufacturers. The Company has done business with TI HK for over 17 years. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997, 36% in 1998 and 37% in 1999. The Company also represents TDK Semiconductor Corporation (which supplied approximately 15% of the chips sold by the Company during 1999) and numerous California companies, including Zilog, Inc. (which supplied approximately 35% of the chips sold by the Company during 1999), and Linfinity Microelectronics (which supplied approximately 10% of the chips sold by the Company during 1999). The Company represents these manufacturers on a non-exclusive basis in Hong Kong and China.

     Most of the Company's arrangements with its chip suppliers are evidenced by formal distributorship or sales representative agreements that are typically non-exclusive and are for a period of one year. The Company's agreements with its suppliers authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China. To date, the Company has not experienced any problems in renewing most agreements, and the Company believes that it has a reasonably stable relationship with its suppliers. The Company has no set return policies with its existing suppliers.

Seasonality and Backlog

     The seasonal cycles in the Company's business are related to the seasonal cycles in the electronics business generally and the types of finished products made with chips supplied by the Company. Sales of the Company's chips that are incorporated into toys, clocks and radios, for example, generally increase from April through October, as the manufacturers of these consumer products increase their production in anticipation of the Christmas holiday season. Sales of the Company's chips used in computers are steady throughout the year. To facilitate fast, "off-the-shelf" delivery, the Company currently maintains an average inventory of approximately four weeks of sales. As of December 31, 1999, the Company's inventory of chips was valued at approximately $1.1 million. Approximately 80% of these inventories represent the most commonly sold commodity items and have a relatively fast turnover. The remaining 20% represents custom and semi-custom items or add-on cards. New and improved chips are constantly being developed. As a consequence, inventories of chips can be rendered obsolete within relatively short periods of time. Although the Company has not regularly experienced technological obsolescence in its inventories, it did provide for approximately $22,000 of inventory in 1999 as obsolete and, therefore, of no further value to the Company.

Transportation

     At present, the Company incurs minimal transportation costs in its chip distribution business, as its customers are located in Hong Kong and China. The Company bears all transportation costs on shipments of chips from local suppliers in Hong Kong to customers in Hong Kong and China. The Company paid approximately $117,000 in transportation costs in 1999. Transportation costs may increase somewhat if the Company further expands its business into China or other countries.

Competition

     The sale and marketing of computer chips is a highly competitive business. The Company's major competitors are other authorized distributors and agents for the products the Company represents as well as other product lines. A number of the major manufacturers, such as Motorola, National Semiconductor Ltd., Toshiba and NEC, also market their own products. These companies, however, sell primarily to larger customers, while the Company markets to small and medium-sized customers. The Company's major competitors in Hong Kong are Arrow China, Atek Electronics and WPI HK Ltd. in Hong Kong, and Gold Insignia, Arrow China and WPI HK Ltd. in China. In addition to these main competitors, the Company estimates that there is an extremely large number of small to medium-sized companies that compete with the Company. These companies have lower overheads than the Company and are, therefore, able to aggressively price their product. The Company's success in the market is primarily due to its product reliability, technical support and excellent customer service rather than its price competiveness.

     The Company has not yet marketed its Getgo Mail(TM) Card. The Company has developed a prototype, but as yet, has not completed the development work on the enabling software that permits the user to integrate the product with its hardware. When the Company begins to market this product it anticipates that its competition will be Palm Inc. (Palm Pilot) and other manufacturers of cellular phone products and wap phones, a type of cellular phone that is capable of downloading e-mail from Internet Service Providers.

     The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as the Company expands its product offerings, it expects to encounter increased competition. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company does and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of the Company's competitors may be able to enter into such strategic or commercial relationships on more favorable terms. Further, certain of the Company's competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. Increased competition may result in reduced operating margins and loss of market share. Management is optimistic that the Company's product solution will be able to compete favorably with that of other providers with respect to the following:

     o    Patent protection;

     o    lower cost design;

     o providing greater functionality and access to leading technologies and protocols, which in turn enables customers to choose the protocol that best suits their end-users' needs; and

     o enabling customers to maintain brand control, thereby enhancing their brand identity.

     Despite the Company's efforts it may not be able to compete successfully against its competitors, and competitive pressures could have a material adverse effect on the Company's business,

Turf and Irrigation Business

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat Technology Limited ("Bothgreat"), a Hong Kong corporation that was controlled by Edward Y.F. Ting and Frederick T.F. Ko, both of whom were officers and directors of the Company. Bothgreat was organized in 1992 to act as a distributor of golf turf and irrigation systems to businesses in China. Bothgreat currently acts as a non-exclusive distributor for several American companies that manufacture such products, such as Rain Bird, John Deere and Club Car, Inc. Bothgreat's distributorship agreements are one-year agreements covering China (south of the Pearl River delta) and Macau. Bothgreat previously had a distributor agreement with J.R. Simplot; however, in January 1999, J.R. Simplot elected not to renew that agreement.

     In 1999 Bothgreat's net sales were approximately $4.0 million, with an operating loss of approximately $332,000. Of the approximately 65 customers of Bothgreat, no one customer accounted for 10% or greater of the net sales for 1999.

     In April 1998, the Company acquired all of the assets and business of Flownet Irrigation Engineering Services Company in exchange for 300,000 shares of the Company's common stock. At the time of the acquistion the pump service capability obtained by the Company through this transaction provided a solution to the problems of the Company's various irrigation projects in China. However, with the decline in the Asian economy and the resulting impact on the Company's turf and irrigation business, the Company sold these assets in August 1999 to a company beneficially owned by Mr. Edward Ting, a director of the Company. The total consideration for the sale was $150,000, resulting in a loss of $49,255. The Company subsequently remitted the total consideration received for these assets to Mr. Ting as partial payment of loans he had made to the Company.

Unified Messaging Business

     On July 1, 1999, the Company entered into a patent license agreement (the "July 1 Agreement") with Visual Access Technologies, Inc. ("VAT"), a New York corporation. Under this agreement, the Company received certain rights to manufacture, use and sell the Getgo Mail(TM) Card and to develop, manufacture, use and sell certain enabling software that operates in conjunction with the Getgo Mail(TM) Card.

     Under the July 1 Agreement, the Company received the following:

     o an exclusive license to manufacture, use and sell Getgo Mail(TM)cards in Asia;

     o a non-exclusive license to manufacture Getgo Mail(TM)cards for sale outside of Asia;

     o a non-exclusive license in Asia to manufacture, use and sell enabling software supporting the functionality of Getgo Mail(TM) cards; and

     o a non-exclusive license to develop and sell ASIC products that perform the functionality of a Getgo Mail(TM) Card and which are intended to be embedded into such devices as cell phones, personal digital assistants ("PDA") and other portable and desktop devices.

     In addition, upon achieving additional stipulations in the July 1 Agreement and subject to further negotiations regarding the issuance of additional shares of the Company's common stock to VAT, the Company expects that it will also be able to acquire the exclusive license to sell the Getgo Mail product and supporting software in United States.

     The Company entered into a second license agreement with VAT on October 14, 1999 (the "October 14 Agreement," the July 1 Agreement and the October 14 Agreement collectively the "Patent License Agreements"). The October 14 Agreement permits the Company to manufacture, use and sell the visual access program as "application specific integrated circuits ("ASIC"). These custom ASICs are expected to perform the specific function of remote visual access messaging from a server, allowing for the retrieval and linking of voice mail and e-mail messages to a cellular phone, PDA, laptop computer or other communications device. Both the enabling software and the Getgo Mail(TM) card are expected to work together with proprietary encryption.

     It is the Company's current plan to first establish a demand for the Getgo Mail(TM) card with commercial customers such as large Internet service providers and then develop a market for an ASIC product that would be designed and built to a customer's specifications and used in that customer's product. There can be no assurance that a demand will develop for an ASIC product that performs the specific function of remote visual access messaging from a server, allowing for the retrieval and linking of voice mail and e-mail messages to a cellular phone, PDA or laptop computer.

     As consideration for the patent licenses received under the Patent License Agreements, the Company issued 250,000 shares of the Company's unregistered common stock on July 1, 1999 to VAT. The Company also issued 140,000 shares of the Company's unregistered common stock on October 14, 1999 and issued to VAT and additional 60,000 shares of the Company's unregistered common stock on December 21, 1999 under the terms of the December 14 Agreement. The Company valued these shares at $465,625 for the purpose of calculating the cost of the patent licenses based upon the quoted market price of the Company's common stock on the date of issuance of the shares. VAT subsequently transferred the shares received in these transactions among its stockholders. In addition, the Company has agreed to pay VAT royalty payments based upon the number of Getgo Mail(TM) Cards and ASICs sold pursuant to the licenses.

     Since July 1, 1999, upon the acquisition of the Patent License Agreements, the Company has turned its focus to the Unified Messaging market. The Company has developed a working prototype for a new line of credit card size Unified Messaging product capable of receiving and sending Internet remote voice mail, e-mail and facsimile message downloads through a cellular phone or landline telephone. The Company expects to market this product as the Getgo Mail(TM) Card. It is anticipated that the GETGO Mail(TM) Card will snap into a cell phone or landline phone for automatic downloading. The proprietary software associated with this product, called the "Visual Access Platform," is expected to allow voice data to be stored within an e-mail box and to be formatted with the original caller's identity. This information can then be seen on the GETGO Mail(TM) Card's screen and will be directly accessible as if it were standard e-mail.

     The Company's licensed technology permits it to make and sell other products that provide a visual listing of voice mail and a link to the corresponding voice mail message through an Internet visual access platform. Although standard e-mail and facsimile messages have header formats that identify the original sender, standard voice mail does not. With the Company's licensed technology, a format for establishing original sender headers for voicemail stored in e-mail boxes will be available, thus allowing for access to voice mail and the original sender's identity as conveniently as if it were an e-mail. The Company has the exclusive patent license to sell the product and supporting software throughout Asia. The Company has not yet acquired the exclusive license to this technology in any other parts of the world but those areas described above.

     The Getgo Mail(TM) Card enabling software is expected to be incorporated at the server level, and allow visual identification of callers' identities and selective access to their linked recorded voice message. Management expects that this will be an improvement for the user over existing Unified Messaging capability. This is because the Getgo Mail(TM) Card and the enabling software will eliminate the need to listen to the actual message to determine the caller's identity. Nor will the user need to listen to the messages sequentially or chronologically, thereby saving time and effort. Additionally, the voice message is expected to be linked to pre-stored data in a database. This will permit the user, when listening to the message, to view relevant information, such as facsimile number, alternate phone number, etc., that might not have been left in the audio message. Depending on several factors including production volume and parts availability, and based upon initial engineering prototyping design, management believes the Getgo Mail(TM) Card will be able to be produced inexpensively. The Company has developed a working prototype of the card and is presently modifying the enabling software to permit interface with user hardware.

     The resources required to support the development of the Getgo Mail(TM) Card/Unified Messaging business are significant and the Patent License Agreement is indicative of a significant departure from the Company's two historical business segments.

Other Investments and Activities

     On August 2, 1999 the Company sold all assets related to its pump services operations previous acquired from the Flownet Irrigation Engineering Services Company. The Company received total consideration of $150,000, resulting in a loss on the investment of $49,255. Other than the transaction described above, the Company did not acquire or dispose of any other investments or engage in any other business activities during the fiscal year ended December 31, 1999.

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

     Although there are currently few laws and regulations directly applicable to the Internet and commercial unified messaging products and services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial unified messaging products and services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online unified messaging may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition.

Employees

     As of March 31, 2000, the Company employed 36 persons on a full-time basis, of whom 25 were associated with its chip distribution business, eight were associated with its turf and irrigation equipment business, and three were associated with its unified messaging business. The Company and its subsidiaries are not parties to any material labor contract or collective bargaining agreement.

Licenses, Franchises, Concessions and Royalty Agreements

     As of December 31, 1999, the Company has no licenses, franchises, concessions or royalty agreements that are material to its business as a whole, except for the distributorship and sales representative agreements with its chip and golf related products suppliers and the Patent License Agreements with VAT.

Patents and Trademarks

     As of December 31, 1999, except for the patent rights acquired under the Patent License Agreements, the Company does not hold and has not applied for any patents or trademarks in the United States or other countries.

     The Company regards its patent rights, copyrights, service marks, trademarks, trade secrets and similar intellectual property acquired under the Patent License Agreements as critical to its success. The Company will rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect our proprietary rights. The Company has applied for, but has received no registered trademarks or service marks to date. It may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Certain end-user license provisions protecting against unauthorized use, copying transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries.

     The Company is not aware if the patents rights acquired under the Patent License Agreements will be challenged or invalidated. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that companies with which we compete will not independently develop similar technology.

     Other parties may assert, from time to time, infringement claims against us. The Company may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees.

     In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.

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

     Dependence on Limited Major Suppliers. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a significant decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision in 1997 to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997, 36% in 1998 and 37% in 1999. Discontinuance of the TI HK DRAM product line had a material adverse effect on the Company's net revenues, declining from approximately $53.5 million in 1996 to approximately $18,000 in 1999.. The Company has added additional suppliers of computer chips to manage this risk. However, there can be no assurance that the Company will succeed in maintaining business relationships with these new suppliers, or that the amount of revenues generated from selling the product of these new suppliers will ever be sufficient to replace the revenues lost by discontinuing the DRAM line of computer chips. Further, the Company is unable at this time to determine if its new unified messaging business segment will ever produce sufficient revenues to replace the decline in revenues from computer chips.

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

     New Business Segment. Unified Messaging is an emerging technology that developed as a result of the recent proliferation of Internet technology. There can be no assurance that the Company will be able to develop a working Getgo Mail(TM) Card, manufacture it in marketable quantities or sell sufficient quantities to produce a profit. There also can be no assurance that the Company will be successful in obtaining qualified strategic corporate partners that provide Unified Messaging services as the Company intends to pursue in its business strategy or if such strategic partners are obtained that a profitable relationship will be formed or that Unified Messaging using the Getgo Mail(TM) Card will be attractive to consumers.

     Dependence on General Economic Trends. The Company's computer chip and distribution division sells electronic products to manufacturers and other customers in Hong Kong and China, who utilize them in a variety of consumer and industrial end-use products such as personal computers and peripheral computer products, organizers, audio equipment, toys, watches and industrial equipment. Large portions of these end-use products are eventually sold in the United States market. Thus, a severe recession in the U. S. economy might have the effect of decreasing the demand for these products, which in turn might have the effect of decreasing the demand for the computer chip and other electronic products. As a result, a severe downturn in the U. S. economy could have a substantial negative impact on the Company's business. Due to the cyclical nature of the semiconductor industry, the Company has focused on the diversification of its product mix and has expanded to other products, such as the irrigation, golf, turf and fertilizer products presently sold by the Company. The Company will continue to seek the distribution of other products to counterbalance, to the extent possible, these economic cycles.

     Need for Additional Financing. The Company's new unified messaging business segment is capital intensive due to the development stage of the product. The Company raised proceeds of $1,237,500, net of offering expenses, in a private placement of its common stock and warrants. The Company received $396,000 of the proceeds in November 1999 and $841,500 of the proceeds in April 2000. These funds have been allocated generally to develop the working prototype of the Getgo Mail(TM) Card and for the working capital needed to develop the unified messaging business segment. Management believes that the Company's current cash reserves, together with cash generated from operations, will enable it to fund its operations until at least December 2001. If the Company's activities do not generate sufficient cash flow to fund its operations, the Company will require additional financing. The Company has no commitments for any future financing and there can be no assurance that the Company will be able to obtain additional financing in the future from either debt or equity financings, bank loans or other sources on acceptable terms or at all. If available, any additional equity financings may be dilutive to the Company's stockholders and any debt financings may contain restrictive covenants and additional debt service requirements, which could adversely affect the Company's operating results. If the Company is unable to obtain necessary financing, it may be required to significantly curtail its activities.

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

Item 2. DESCRIPTION OF PROPERTY

British Virgin Islands

     The registered office of the Company is located Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such office, through the Company's registered agent, HWR Services Limited. The material properties of the Company and its subsidiaries, both owned and leased, are described below.

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

     Residential Property. Since 1991, the Company has provided a director, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement. See Item 11, "Compensation of Officers and Directors," Item 13, "Interest of Management in Certain Transactions," and Note 13 to the Financial Statements included herewith.

     Since October, 1998, the Company has provided its Secretary and Treasurer, Mr. Clement Cheung, with leased accomodation in Hong Kong for his use. This property is located in the Chai Wan District, Hong Kong,and consists of approximately 726 square feet. The monthly rental rate is approximately $1,600 per month. The term of the lease is October 1, 1998 until September 30, 2000. See Item 11, "Compensation of Officers and Directors," Item 13, "Interest of Management in Certain Transactions," and Note 13 to the Financial Statements included herewith.

China

     The Company leases a commercial property consisting of approximately 1,762 square feet at Bellview Tower, Lo Hu District, Shenzhen City, Guangdong Province, China which it utilizes for its China liaison office. The property is owned by Mr. Clement Cheung, a Director of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires May 31, 2003. See Item 13, "Interest of Management in Certain Transactions."

Item 3. LEGAL PROCEEDINGS

     The Company is not aware of any legal proceedings contemplated by any governmental authority involving the Company, its subsidiaries or their property. No director, officer or affiliate of the Company or any associate of a director, officer or affiliate of the Company is an adverse party or has an adverse interest in any legal proceedings involving the Company or its subsidiaries. The Company and its ordinary subsidiaries are not parties to any material legal proceedings other than routine litigation incidental to their businesses, nor are there any pending material legal proceedings with respect to the property of the Company and its subsidiaries.

Item 4.       CONTROL OF REGISTRANT

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 1, 2000, the beneficial ownership of the Company's Common Stock by each person known by the Company to own beneficially more than 10% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

       Identity of                          Amount                Percent of
    persons or groups                Beneficially Owned             Class
-------------------------             ------------------          ----------
  Group consisting of               2,522,500 shares(1),(2)         25.00%
  Edward Ting, Viola Ting
  and David Nominees
  Limited
  Officers and directors            2,977,500 shares (2)(3)         29.06%
  as a group (3 persons)

-------------
(1) Of these shares, 1,677,500 shares are owned outright by Edward Ting, an officer and director of the Company, and 305,000 shares are owned outright by his wife, Viola Ting. Mr. Ting is deemed to be the beneficial owner of the Common Stock held by Viola Ting. Mr. Ting disclaims ownership of the Common Stock owned by his wife.

(2) Does not include 365,163 shares held by an entity of which Edward Ting and Clement Cheung are officers and directors.

(3) Includes 310,000 shares held by an entity of which a director of the Company may be presumed to have voting control.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. NATURE OF TRADING MARKET

     The Company's Common Stock is traded only in the United States over-the-counter market. The Common Stock has been quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") under the trading symbol "GTGO."

     The table set forth below presents the range, on a quarterly basis, of high and low sale prices per share of Common Stock as reported by NASDAQ for the last two fiscal years and for the first two quarters of the fiscal year ending December 31, 2000. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

      Quarter Ended                       High                      Low
      -------------                       ----                      ---

Fiscal 1998
     March 31, 1998                      $2.06                     $1.00
     June 30, 1998                       $1.13                     $0.59
     September 30, 1998                  $0.56                     $0.28
     December 31, 1998                   $0.38                     $0.19

Fiscal 1999
     March 31, 1999                      $0.38                     $0.13
     June 30, 1999                       $1.47                     $0.16
     September 30, 1999                  $2.81                     $2.50
     December 31, 1999                   $1.19                     $1.13

Fiscal 2000
     March 31, 2000                      $2.88                     $2.41
     June 30, 2000                       $1.75                     $1.56


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

Item 8. SELECTED FINANCIAL DATA

     The selected financial information set forth below is derived from the audited Consolidated Financial Statements of the Company, which are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and stated in United States dollars. The Consolidated Financial Statements at December 31, 1998 and 1999 and for the fiscal years ended December 31, 1997, 1998 and 1999 have been audited by independent auditors and appear elsewhere herein. The Consolidated Financial Statements at December 31, 1995, 1996 and 1997 and for the fiscal years ended December 31, 1995 and

1996 also have been audited by independent auditors but do not appear in this Annual Report. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements, related Notes and Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

     The Company prepares its financial statements in U.S. dollars for the following reasons: (i) the Company is incorporated in the British Virgin Islands, whose currency is the U.S. dollar; (ii) the Company conducts the majority of its business transactions in U.S. dollars; and (iii) the exchange rate between the Hong Kong dollar and the United States dollar has been fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983. Accordingly, there are no material adjustments on the translation of Hong Kong dollar amounts into U.S. dollar amounts.



Selected Financial Data
(Stated in United States dollars)

                                       Year Ended           Year Ended           Year Ended         Year Ended          Year Ended
                                       Dec. 31, 1995       Dec. 31, 1996       Dec. 31, 1997       Dec. 31, 1998       Dec. 31, 1999
                                      -------------        -------------       -------------       -------------       -------------
Statement of
Operations Data:(1)
Net revenues                            $ 45,094,812        $ 53,510,211        $ 29,086,564        $ 22,338,588       $ 17,620,343

Gross profit                               4,666,282           3,431,425           3,274,858           3,750,792          3,143,190

Selling, administrative                   (3,227,311)         (3,563,450)         (3,502,226)         (4,003,868)        (4,349,782)
and general expenses

Loss on disposal of a
business                                       --                  --                  --                  --               (49,255)

Income (loss)
from operations                            1,438,971            (132,025)           (227,368)           (253,076)        (1,255,847)

Other income (expense), Net                  233,676             (21,840)           (118,437)           (396,323)          (211,214)

Income (loss)
before income taxes                        1,672,647            (153,865)           (345,805)           (649,399)        (1,467,061)

Income tax (benefit)
expenses                                     261,865            (106,086)             21,041              23,906            (45,472)

Net income (loss)
before minority
interest                                   1,410,782             (47,779)           (366,846)           (673,305)        (1,421,589)

Minority interest                           (32,211)               --                  --                  --                 --

Net income (loss)                      $  1,378,571         $    (47,779)       $   (366,846)       $   (673,305)      $ (1,421,589)

Basic income (loss)
Per share                              $     0.2095         $    (0.0073)       $     (0.054)       $     (0.091)      $     (0.178)





Selected Financial Data
(Stated in United States dollars)

                                    Year Ended         Year Ended        Year Ended         Year Ended         Year Ended
                                   Dec. 31, 1995      Dec. 31, 1996     Dec. 31, 1997      Dec. 31, 1998      Dec. 31, 1999
                                   -------------      -------------     -------------      -------------      -------------
Balance Sheet Data (1)

Accounts Receivable-Net               4,101,452         4,791,683         5,738,649         4,366,540         2,264,855


Inventories                           3,498,279         4,444,163         3,394,900         2,425,248         1,636,567

Total Current
Assets                               11,869,356        13,464,919        13,165,590        11,287,450         8,284,233

Fixed Assets-Net                      1,138,983         1,100,213         1,004,794           670,251           323,281

Total Assets                         13,266,160        14,827,854        14,393,400        12,468,763         9,540,664

Total Current
Liabilities                          11,147,000        12,913,878        11,860,603        10,307,547         7,257,397

Non-Current
Liabilities                             168,679            11,274            25,148            45,472            29,417

Stockholders'
Equity                                1,950,481         1,902,702         2,507,649         2,115,744         2,258,850

----------------------

(1) Assets and liabilities are translated into United States dollars using the approximate rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate in effect during the period. The exchange rate has remained fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983.

(2) Based on 7,978,465 weighted average number of shares outstanding for the year ended December 31, 1999; 7,370,009 for the year ended December 31, 1998; 6,780,844 for the year ended December 31, 1997; 6,624,211 for the year ended December 31, 1996; and 6,579,082 for the year ended December 31, 1995.

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

Overview

     During 1999, the Company derived its revenues from two primary facets of operations, namely distribution and sales of computer chips in Hong Kong and China, and the distribution and sales and installation of turf and irrigation equipment in China, Hong Kong and Macau. Also, during 1999, the Company began development of its unified messaging business.

     Computer Chip Business. The Company is currently an agent and distributor for a number of well-known suppliers of computer chips through EPL. In 1999, as in previous years, the Company purchased the majority of its chips from TI HK. (See Item 1, "Description of Business--Computer Chip Distribution Business.") The Company's distribution and representation agreements with these manufacturers are typically non-exclusive and for a period of one year, at which time they are renewable. These agreements authorize the Company to represent or carry the product lines of these chip manufacturers in Hong Kong and China
The Company now sells to over 150 small and medium-size Hong Kong customers and approximately 110 small and medium-size Chinese customers. Net sales in 1999 from this business segment were approximately $13.6 million.

     Turf and Irrigation Equipment Business. The Company commenced its business of distributing and selling turf and irrigation equipment in China in 1993. The products include Rain Bird irrigation systems and John Deere and Club Car golf cart and utility vehicles. The Company supplies Rain Bird irrigation systems to golf courses in Hong Kong and Macau, and sells golf and turf equipment to over 65 golf courses in Hong Kong, China and Macau. In 1997, the Company was also appointed as a non-exclusive John Deere Agricultural Dealer, selling their agricultural equipment and parts in China. Net sales in 1999 from this business were approximately $4.0 million.

     Unified Messaging Business: The Company began development of its working prototype of the Getgo Mail(TM) Card in 1999. The Company had not placed the card into production at December 31, 1999 and, therefore, had not yet earned any revenues in this business segment. As of December 31, 1999, the Company had incurred approximately $34,000 in development costs for the Getgo Mail(TM) Card product. Development costs of the Company are included with other selling, general and administrative expenses of the Company.

Results of Operations

     The following table sets forth selected income data as a percentage of net revenues for the fiscal years indicated.

                                               Year ended December 31,
                                          ---------------------------------
Income Statement Data                      1997           1998        1999
                                           ----           ----        ----

Net revenue                               100.0%         100.0%       100.0%
Cost of sales                             (88.7)         (83.2)       (82.2)
Gross profit                               11.3           16.8         17.8
Selling, administrative and
  general expenses                        (12.0)         (17.9)       (25.0)
Loss on disposal of business                --             --          (0.3)
Loss from operations                       (0.7)          (1.1)        (7.1)
Other income (expense), net                (0.4)          (1.8)        (1.2)
Loss before income tax                     (1.2)          (2.9)        (8.3)
Income tax (expense) benefit               (0.1)          (0.1)         0.3
Net loss                                   (1.3)          (3.0)        (8.0)

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net revenue.  Net revenue from different industry segments were as follows:

                                   1998             1999            % Change
                                   ----             ----            --------

Computer chip business         $16,698,983        13,612,926          -18.5%
Turf and irrigation
  equipment business             5,639,605         4,007,417          -28.9%
                                 ---------         ---------          ------
                               $22,338,588       $17,620,343          -21.1%

     Our computer chip business continued to feel the impact of the Asian financial crisis and too much production capacity in 1999. Although the microprocessor market was expected to rebound in the Asia Pacific region during the fourth quarter of 1998, the global impact of weak Asian economies resulted in the key computer chip markets not strengthening until the last quarter of 1999. The oversupply of manufacturing capacity kept average selling prices low and eroded revenue growth. As a result, our revenues from the chip distribution business for 1999 for were $13,612,926, down 18.5% from 1998.

     The sluggishness in our turf and irrigation equipment business continued in 1999 largely due to the Asian financial crisis. The golf industry in the region incured declining revenues, and irrigation installation projects from our customers were either abandoned or postponed due to financial difficulties. However, the declines in revenues from the irrigation installation projects were offset by increased revenue from equipment distribution from the Company's other distributor contracts. As a result of these factors, our revenues from this segment in 1999 were $4,007,369, down 28.9%.

     Gross Profits. Gross profits from the different industry segments were as follows:

                                      1998            1999          % Change
                                     ----             ----          --------

Computer chip business             $2,074,036       1,932,851         -6.8%
Turf and irrigation equipment
   business                        $1,676,756       1,210,339        -27.8%
                                   ----------       ---------        ------
                                   $3,750,792       3,143,190        -16.2%

     The decline in gross profits was attributable to the reasons explained above.

     Selling, administrative and general expenses. Selling, administrative and general expenses were $ 4,349,782 in 1999 compared to $ 4,003,868 in 1998, representing an 8.6% increase. The increase primarily was due to provisions created for bad and doubtful accounts of ($683,057), expenses related to raising capital ($346,375), and stock bonus to employees (42,020). This was offset by a reduction in staffing costs of $246,940 and business travel costs of $304,164.

     Loss on disposal of a business. In 1999, the Company divested its interest in Flownet Irrigation Engineering Services Company Limited for $150,000. The sale resulted in a loss of $49,255.

     Other income (expenses), net. The details of other income (expenses), net are as follows:

                                                        Year Ended December 31,
                                                          1998           1999
                                                          ----           ----

Interest income                                          224,438        220,875
Interest expenses                                       (537,310)      (515,164)
Share of losses of an affiliated company                (121,296)        (2,234)
Others, net                                               37,845         85,309
                                                       ---------      ---------
                                                       $(396,323)     $(211,214)
                                                       =========      =========

     Interest expense, net of interest income, increased slightly from 1998 to 1999 primarily as a result of increases in short-term borrowing rates. The Company's share oflosses in CEL dcreased substantially from 1998 to 1999 because CEL ceased operating activity in the latter part of 1998 following substantial losses from its operations. The increase in the "Others net" classification is primarily a result of the receipt of a refund of $56,793 from the pension fund and pump service income of $17,207.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net revenue. Net revenue from different industry segments were as follows:

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

     Total revenues from the chip distribution business for the year were $16,698,983, a decrease of approximately 28%, due primarily to lower prices in DRAMs and, to a lesser extent, to a near collapse in the global market for memory chips. This had an impact on the Company's financial performance. It is not the first time the memory market has experienced such volatility, and it probably will not be the last. This is the reason the Company has been working to reduce its exposure to this commodity-type business for a number of years - investing instead in differentiated products being manufactured by other reputed chip makers such as Zilog, TDK and Linfinity.

     Net revenue from the turf and irrigation equipment business decreased by 5% due primarily to the loss of JR Simplot distributorship, and to a lesser extent, to the sluggishness in the industry following the economic crisis in Asia.

     Gross Profits. Gross profits from the different industry segments were as follows:

                                      1997            1998          % Change
                                      ----            ----          --------

Computer chip business             $2,219,479      $2,074,036        (6.6)%
Turf and irrigation equipment
   business                        $1,055,379      $1,676,756        58.9%
                                   ----------      ----------        -----
                                   $3,274,858      $3,750,792        14.5%

     The decline of 7% in gross profit in the computer chip business was due to the reasons explained above. The overall improvement in gross profit and margin was attributable to a tremendous increase in the gross profit in the turf and irrigation equipment business. Several long-term projects that the Company had committed last year yielded good returns.

     Selling, administrative and general xpenses. Selling, administrative and general expenses were $4,003,868 in 1998 compared to $3,502,226 in 1997, representing a 14% increase. This increase was primarily due to provisions created for bad and doubtful accounts ($135,774) and obsolete inventory ($113,515) in the Company's core subsidiaries, as well as stock warrant expenses ($75,000).

     Other income (expenses), net. The details of other expenses, net, are as follows:

                                                        Year Ended December 31,
                                                         1997           1998
                                                         ----           ----
Interest income                                        $ 229,252      $ 224,438
Interest expense                                        (461,329)      (537,310)
                                                                      ---------
Share of losses of an affiliated company                 (37,475)      (121,296)
Others, net                                              151,115         37,845
                                                       ---------      ---------
                                                       $(118,437)     $(396,323)
                                                       =========      =========

     Interest expenses increased because the Company had to borrow from one of its directors on a short-term basis. The Company's share of losses in CEL increased substantially because CEL ceased operating activity in the later part of 1998 following substantial losses from its operations during 1998.

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

Liquidity and Capital Resources.

     Over the last three years, the Company lost $355,053 in operations before depreciation, amortization and other non-cash items, and used $553,713 in additional working capital resulting in $908,766 of cash flows used in operations. In addition, the Company generated $347,431 from other normal business operations including sale of property, plant and equipment ($431,364), cash (net) acquired from purchase of a business ($67,755), and purchase of property, plant and equipment ($151,688). The Company also used $132,396 for repayments of its obligations under capital lease, repayment of short-term borrowings of $269,817, and its restricted cash by $234,945. This was financed a loan from a related party of $500,000, advances from directors aggregating $299,134, new bank loan of $195,562, and proceeds from a private stock placement of $330,675. This resulted in a net increase in cash of $126,878.

     In 1999, the Company lost $57,104 in operations before depreciation, amortization and other non-cash items, and generated $127,849 in additional working capital resulting in $70,745 being generated in operating activities. In addition, the Company used funds for the purchase of property, plant and equipment amounting to $38,536; lost $32,802 from the disposal of Flownet;
and received $93,150 from the disposal of property, plant and equipment. These resulted in $21,812 being generated from investing activities. The Company also used $9,744 and $797,579 for repayments of its obligations under capital lease and short-term borrowings, respectively, and increased its restricted cash by $227,931. This was financed by advances from a director aggregating $164,143, a new bank loan of $195,562, and from the proceeds of a private stock placement of $330,675. This resulted in a net increase in cash of $203,545.

     Currently, the Company does not have any material commitments for capital expenditures.

     The Company is not aware of any commitments, contingencies or events within its control that may significantly change its ability to generate sufficient cash from internal or external sources to meet its needs.

Foreign Currency Exchange.

     Uncertainty in world economies and the expectations for higher U.S. interest rates caused a gradual strengthening of the U.S. dollar during the period. Most of the Company's total revenue was derived from sales in Asia. The net income effect of foreign currency exchange rate fluctuations versus the U.S. dollar on the Asian operation was minimal.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT

     The directors and executive officers of the Company are identified below. The directors are elected at the annual meeting of shareholders and each serves until his successor takes office or until his earlier death, resignation or removal. The officers serve at the pleasure of the Board of Directors of the Company.

Name                            Age          Position with the Company
----                            ---          -------------------------

Derrin R. Smith Ph.D.           44           President, Chief Executive Officer,
                                             Chairman of the Board and
                                             Director

Edward Y. F. Ting               53           Director

Clement W. K. Cheung            44           Secretary, Treasurer and Director

Chris G. Mendrop                48           Director

     DERRIN R. SMITH, PH.D. became the President, Chief Executive Officer, Chief Financial Officer and a director and Chairman of the Board of the Company on July 4, 2000. Dr. Smith has over 17 years of experience developing and directing strategic high technology programs and enterprises. This background includes domestic and international (Asia, South America and Middle East) activities for both government and the private sector. Prior to joining the Company, Dr. Smith operated his own private company, DRS Sciences, Inc. from 1992 to the present. DRS Sciences, Inc. is engaged primarily in providing consulting services in the design and development of computer software, the integration of such software with the hardware platforms utilized by his clients and investment banking services for high technology ventures. In June 1998, Dr. Smith's company entered into an agreement with CeBourn Ltd., an investment banking firm specializing in telecommunications, software and high technology, under which Dr. Smith served as CeBourn's chief economist. Dr. Smith devoted his time substantially full time to CeBourn Ltd. under this agreement from May 1998 to May 2000. Prior to commencing active operations of his own company, Dr. Smith was employed by M.I.T.R.E. Corporation in various capacities. Concurrently with the above positions, Dr. Smith provided consulting services to several companies.

     EDWARD Y. F. TING has served as a director of the Company since its inception. Prior to July 4, 2000, Mr. Ting also served as President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of the Board for the Company, at which date Mr. Ting resigned those positions.

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

Item 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth certain information as to each of the Company's executive officers and directors whose cash compensation exceeded $60,000 and for all executive officers as a group for the year ended December 31, 1999:

                                                                            Cash              Non-Cash
Name of Individual                Capacities in Which Served            Compensation        Compensation
------------------                --------------------------            ------------        ------------
Edward Y.F. Ting             Director                                     $139,000          $23,441(1,2)

Clement W. K. Cheung         Secretary, Treasurer and Director            $ 52,500          $20,000(3)

All directors and
officers as a group (4 persons)                                           $191,500          $43,441

---------------------------------------------------------------------------------------------------------

(1) Mr. Ting served as the President, Chief Executive Officer, Chief Operating Officer ,Chief Financial Officer and Chariman of the board of directors during the entire fiscal year ended December 31, 1999. Mr. Ting subsequently resigned from those positions as of July 4, 2000, remaining as a director of the Company.

(2)  Reflects the value of housing provided to Mr. Ting during fiscal 1999. (See
     Item 13, "Interest of Management in Certain Transactions.")

(3) Reflects the value of housing provided to Mr. Cheung during fiscal 1999. (See Item 13, "Interest of Management in Certain Transactions.")

     In 1996, the Company instituted a defined contribution retirement plan which covers the employees of Bothgreat and EPL located in Hong Kong. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on longth of service. The Company and its subsidiaries set aside $20,666 pursuant to the plan for the fiscal year ended December 31, 1999, and $26,037 pursuant to the plan for the fiscal year ended December 31, 1998.

     As of August 1999, the Company terminated its defined contribution plan and distributed all its assets to eligible employees.

Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has granted options to employees and various individuals. A description of the options granted by the Company is as follows:

     In August 1999, the Company granted to various employees and individuals options to purchase 588,500 shares of common stock of the Company. These options vest and expire over a four-year period. Twenty-five percent of the options vest and become exercisable September 1, 1999 at an exercise price of 1.00 per share and expire on December 31, 2000. Twenty-five percent of the options vest and become exercisable January 1, 2001 at an exercise price of $1.30 per share and expire on December 31, 2001. Twenty-five percent of the options vest and become exercisable January 1, 2002 at an exercise price of $1.65 per share and expire on December 31, 2002. The final twenty-five percent of the options vest and become exercisable January 1, 2003 at an exercise price of $2.00 per share and expire on December 31, 2003. Mr. Edward Ting received 160,000 of the options and Mr. Clement Cheung received 120,000 of the options. The right to acquire these shares is cumulative and may not be assigned. These options expire upon termination of employment with the Company.

     In September 1999, the board of directors granted Mr. Edward Ting an option to purchase 400,000 shares of the Company's common stock. The options expire September 20, 2009 and are exercisable at $1.25 per share.

     In November 1999, the board of directors granted Mr. Edward Ting an option to purchase 100,000 shares of the Company's common stock. The options expire November 9, 2009 and are exercisable at $1.75 per share.

     In November 1999, the board of directors granted Mr. Chris Mendrop an option to purchase 50,000 shares of the Company's common stock. The options expire November 10, 2004 and are exercisable at $2.00 per share.

     In connection with a private placement of the Company's common stock in November 1999, the board of directors agreed to grant an option to purchase 50,000 shares of the Company's common stock to designees of Blake Street Securities, LLC, the placement agent for the Company's recent private placement of its securities. The options will expire ten years from the date of grant and will be exercisable at $0.50 per share. The board of directors has also granted Mr. Chris Mendrop and Mr. John Callea options to each purchase 75,000 shares of the Company's common stock. These options expire August 11, 2009 and are exercisable at $0.50 per share. Mr. Mendrop is a director of the Company and both Mr. Mendrop and Mr. Callea are principals of Blake Street Securities, LLC.

     The board of directors has issued 50,000 shares of the Company's common stock to Henry F. Schlueter and has also granted Mr. Schlueter an option to purchase an additional 100,000 shares of the Company's common stock, in connection with his legal work for the Company. The options expire August 11, 2009 and are exercisable at $0.50 per share. Mr. Schlueter is counsel for the Company.

     On February 14, 2000, the board of directors granted to a former consultant of the Company an option to purchase 62,500 shares of the Company's common stock at an exercise price of $1.00 per share. The option is exercisable for a period of two years.

     In July 2000, the board of directors granted Dr. Derrin Smith an option to purchase 100,000 shares of the Company's common stock. The options vest immediately and expire December 31, 2005 and are exercisable at $2.00 per share. Also in July 2000, the board of directors granted Dr. smith an additional option to purchase 2,000,000 shares of the Company's common stock. These additional options vest as follows: 250,000 vest on December 31, 2000 and are exercisable at $2.00 per share; 250,000 vest on March 31, 2001 and are exercisable at $2.00 per share; 250,000 vest on June 30, 2001 and are exercisable at $3.00 per share; 250,000 vest on September 30, 2001 and are exercisable at $3.00 per share; 250,000 vest on December 31, 2001 and are exercisable at $4.00 per share; 250,000 vest on March 31, 2002 and are exercisable at $4.00 per share; 250,000 vest on June 30,2002 and are exercisable at $5.00 per share; and 250,000 vest on September 30, 2002 and are exercisable at $5.00 per share. These options were granted to Dr. Smith in connection with his employment with the Company effective July 4, 2000.

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Since 1992, the Company has provided a director, Edward Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement.

     Since October 1998, the Company has provided its Secretary and Treasurer, Mr. Clement Cheung, with leased accomodations in Hong Kong for his use. This property is located in the Chai Wan District, Hong Kong,and consists of approximately 726 square feet. The monthly rental rate is approximately $1,600 per month. The term of the lease is October 1, 1998 until September 30, 2000.

     The Company leases a commercial property in Bellview Tower, Lo Hu District, Shenzhen City, China from Clement Cheung, the Secretary and Treasurer of the Company. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease that expires on May 31, 2000. Rent paid by the Company to Mr. Ting amounted to $33,846 in each of 1999, 1998 and 1997.

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

     In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares that were encumbered by the debt. As a result, the Company became indebted at that time to Mr. Ting in the amount of $500,000, plus accrued interest. In addition, Glas-Aire transferred the warrant to Mr. Ting.

     In August 1999, the company disposed of its entire investment in Flownet Irrigation Engineering Services Company to Bright Prospects Holdings Limited, a company beneficially owned by Mr. Edward Ting. At the time of this transaction, the obligation to Mr. Ting under the Glas-Aire promissory note was reduced by $225,000 based upon the following events:

o the $150,000 consideration for the sale of the Flownet assets to be received by the Company from Bright Prospects Holdings Limited was, instead, used to offset $150,000 of principal on the promissory note; and

o the Company converted $100,000 of debt due to Mr. Ting into equity and issued 200,000 shares of the Company's common stock to Mr. Ting as payment for the debt. A portion of this conversion, $75,000, was used to reduce the balance of the Glas-Aire promissory note due to Mr. Ting. The remaining $25,000 of debt converted to equity pertained to short term loans made to the Company by Mr. Ting.

     On November 11, 1999, Mr. Ting exercised the warrant received from Glas-Aire in the April 1999 transaction at $1.10 per share. In lieu of Mr. Ting's cash payment for exercise of the warrant, the remaining principal amount of the Glas-Aire promissory note due to Mr. Ting was reduced by $275,000. As a result of these transactions, the Company has fully settled all amounts due Mr. Ting under the Glas-Aire promissory note.

     In 1999, a director advanced $164,143 to the Company. These advances were made interest-free and without repayment terms. At December 31, 1999 the Company owed the director $274,134.

     In 1999, the Company issued 95,500 shares of its common stock as a bonus to its employees and directors. Of the 95,500 shares, two directors received 23,500 shares. Further, in 1999, the Company granted options to purchase 1,138,500 shares of common stock of the Company to certain employees. Of these options, the Company granted options to the directors to purchase 830,000 shares of its common stock.


     During 1999, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

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

Item 19.      FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following Financial Statements are filed as part of this Annual
Report:
                                                                            Page

Report of Independent Auditors on the                                        F-1
Consolidated Financial Statements for Years Ended
December 31, 1999, 1998 and 1997

Consolidated Balance Sheets at December 31, 1999 and 1998                    F-3

Consolidated Statements of Operations for the Years
   Ended December 31, 1999, 1998 and 1997                                    F-5

Consolidated Statements of Stockholders' Equity for
   the Years Ended December 31, 1999, 1998 and 1997                          F-6

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1999, 1998 and 1997                                    F-7

Notes to Consolidated Financial Statements                                   F-9

     (b) Financial Statements schedules.

         All schedules are omitted as they are not applicable.

     (c) The Exhibits are filed as part of this Annual Report:

     Exhibit Number                     Description
     --------------                     -----------

         __ Patent License Agreement on Web Mail Cards dated July 1, 1999 between Visual Access
                       Technologies, Inc. and the Company.

         __ Patent License Agreement - ASIC dated October 14, 2000 between Visual Access Technologies, Inc. and the Company.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     GETGOMAIL.COM INC.


Date: July 17, 2000                  By: /s/ Derin R. Smith, Ph.D.
                                         ---------------------------------------
                                         Derrin R. Smith, Ph.D. President,
                                         Chief Executive Officer, and
                                         Chairman of the Board

                          GETGO MAIL.COM INC.
                          -------------------
                          (Formerly Electrocon International Inc.)

                          Consolidated Financial Statements
                          For the years ended December 31, 1999, 1998 and 1997

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)
CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------






CONTENTS                                                               PAGE (S)
--------                                                               -------



Independent Auditors' Report                                              F-1


Consolidated Balance Sheets at December 31, 1999 and 1998               F-2 & 3


Consolidated Statements of Operations for the years
  ended December 31, 1999, 1998 and 1997                                  F-4


Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1999, 1998 and 1997                            F-5


Consolidated Statements of Cash Flows for the years
  ended December 31, 1999, 1998 and 1997                               F-6 & 7


Notes to Consolidated Financial Statements                            F-8 - 24

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
GETGO MAIL.COM INC.
---------------------------------------------
(Formerly Electrocon International Inc.)

We have audited the accompanying consolidated balance sheets of Getgo Mail.Com Inc. (formerly Electrocon International Inc.) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.






Hong Kong
June 23, 2000




GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)




CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)                                                           December 31,
-----------------------------------------                                                           ------------
                                                                     NOTES                   1999                  1998
                                                                     -----                   ----                  ----
ASSETS
Current assets
Cash and cash equivalents                                                                $    507,535         $     303,990
Restricted cash                                                        8                    3,728,454             3,956,385
Accounts receivable:
  - Trade, less allowance for doubtful accounts of
       $643,182 (1998: $212,028)                                                            1,977,581             3,866,119
  - Affiliated company, less allowance for doubtful
       accounts of $355,841 (1998: $103,938)                                                     -                  280,146
  - Others                                                                                    287,274               220,275
Inventories                                                            3                    1,636,567             2,425,248
Costs in excess of billings on construction contracts                  4                       61,368               153,808
Prepaid expenses and deposits                                                                  85,454                81,479
                                                                                          -----------           -----------

Total current assets                                                                        8,284,233            11,287,450

Property and equipment, net                                            6                      323,281               670,251

Investment in an affiliated company                                                              -                    2,234

Investments in Golf Club memberships, at cost                                                 494,154               410,055

Intangible assets                                                      7                      438,996                98,773
                                                                                          -----------           -----------

Total assets                                                                               $9,540,664           $12,468,763
                                                                                          ===========           ===========


See notes to consolidated financial statements.



GETGO MAIL.COM.INC.
-------------------
(Formerly Electrocon International Inc.)



CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                                                    December 31,
                                                                                                    ------------
                                                                     NOTES                   1999                  1998
                                                                     -----                   ----                  ----
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term borrowings                                                  8                  $ 4,683,717           $ 5,481,296
Current portion of obligation under capital leases                     9                         -                    9,744
Bank loan - due within one year                                        8                      166,145                  -
Loan from related party                                               10                         -                  500,000
Accounts payable and accrued expenses
  - Trade                                                                                   1,835,817             3,769,818
  - Others                                                                                    246,401               337,467
Billings in excess of costs on construction contracts                  5                       51,183                74,231
Amount due to director                                                13                      274,134               134,991
                                                                                          -----------           -----------

Total current liabilities                                                                   7,257,397            10,307,547

Bank loan - due after one year                                         8                       29,417                  -

Deferred income taxes                                                 12                         -                   45,472
                                                                                          -----------           -----------

Total liabilities                                                                           7,286,814            10,353,019
                                                                                          -----------           -----------


Commitments and contingencies                                         14

Stockholders' equity
Common stock, par value $0.0001 per share;
  authorized 20,000,000 shares;
  issued and outstanding 1999: 9,210,920 shares
  and 1998: 7,460,420 shares                                                                      921                   746
Additional paid-in capital                                                                  7,783,517             6,223,997
Accumulated deficit                                                                        (5,493,244)           (4,071,655)
Accumulated other comprehensive loss                                                          (37,344)              (37,344)
                                                                                          -----------           -----------

Total stockholders' equity                                                                  2,253,850             2,115,744
                                                                                          -----------           -----------

Total liabilities and stockholders' equity                                                 $9,540,664           $12,468,763
                                                                                          ===========           ===========


See notes to consolidated financial statements.






GETGO MAIL.COM.INC.
-------------------
(Formerly Electrocon International Inc.)


CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                                        Year ended December 31,
                                                                                        -----------------------
                                                            NOTES               1999              1998             1997
                                                            -----               ----              ----             ----

Net revenue                                                                  $17,620,343       $22,338,588      $29,086,564
Cost of sales                                                                (14,477,153)      (18,587,796)     (25,811,706)
                                                                             -----------       -----------      -----------

Gross profit                                                                   3,143,190         3,750,792        3,274,858
Selling, administrative and general expenses                                  (4,349,782)       (4,003,868)      (3,502,226)
Loss on disposal of a business                                                   (49,255)             -                -
                                                                             -----------       -----------      -----------

Loss from operations                                                          (1,255,847)         (253,076)        (227,368)
Interest income                                                                  220,875           224,438          229,252
Interest expense                                                                (515,164)         (537,310)        (461,329)
Equity in loss of an affiliated company                                           (2,234)         (121,296)         (37,475)
Other income                                                 11                   85,309            37,845          151,115
                                                                             -----------       -----------      -----------

Loss before income taxes                                                      (1,467,061)         (649,399)        (345,805)
Income tax (benefit) expense                                 12                  (45,472)           23,906           21,041
                                                                             -----------       -----------      -----------

Net loss                                                                  $   (1,421,589)     $   (673,305)    $   (366,846)
                                                                             ===========       ===========      ===========


Basic loss per share                                                      $       (0.178)     $     (0.091)    $     (0.054)
                                                                             ===========       ===========      ===========

Weighted average number of shares outstanding                                  7,978,465         7,370,009        6,780,844
                                                                             ===========       ===========      ===========


See notes to consolidated financial statements.


                                                           F-4






GETGO MAIL.COM.INC.
-------------------
(Formerly Electrocon International Inc.)


CONSOLIDATED STATEMENTS  OF STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)


                                                 Common stock                                     Accumulated      Total
                                                 ------------         Additional                      other       stock-
                                             Shares                    paid-in     Accumulated    comprehensive   holders'
                                           outstanding     Amount      capital       deficit          loss         equity
                                           -----------     ------      -------       -------          ----         ------

Balance at January 1, 1997                  6,624,211       $662      $4,970,888   $(3,031,504)     $(37,344)    $1,902,702
Issuance of stock bonus
  to employees (Note 1)                        70,000          7          39,368          -             -            39,375
Stock issued in settlement
  of payable (Note 1)                         466,209         47         932,371          -             -           932,418
Loss for the year                                -          -               -         (366,846)         -          (366,846)
                                            ---------    -------       ---------    ----------       -------      ---------

Balance at December 31, 1997                7,160,420        716       5,942,627    (3,398,350)      (37,344)     2,507,649
Stock issued on purchase of
  business (Note 1)                           300,000         30         206,370          -             -           206,400
Issuance of warrant (Note 10)                    -          -             75,000          -             -            75,000
Loss for the year                                -          -               -         (673,305)         -          (673,305)
                                            ---------    -------       ---------    ----------       -------      ---------

Balance at December 31, 1998                7,460,420        746       6,223,997    (4,071,655)      (37,344)     2,115,744
Issuance of stock for
  purchase of patent licenses (Note 1)        450,000         45         465,580          -             -           465,625
Issuance of stock to legal
  advisor and consultants (Note 1)            435,000         43         221,332          -             -           221,375
Stock issued in settlement of loan from
  a director (Note 1)                         200,000         20          99,980          -             -           100,000
Issuance of stock bonus to employees
  (Note 1)                                     95,500         10          42,010          -             -            42,020
Issuance of stock and warrants
  pursuant to private placement (Note 1)      320,000         32         330,643          -             -           330,675
Stock issued on exercise of
  warrants (Note 1)                           250,000         25         274,975          -             -           275,000
Issuance of stock options to legal
  advisor and  consultants (Note 15)             -          -            125,000          -             -           125,000
Loss for the year                                -          -               -       (1,421,589)         -        (1,421,589)
                                            ---------    -------       ---------    ----------       -------      ---------

Balance at December 31, 1999                9,210,920       $921      $7,783,517   $(5,493,244)     $(37,344)    $2,253,850
                                            =========    =======       =========    ==========       =======      =========


See notes to consolidated financial statements.







GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                                        Year ended December 31,
                                                                                        -----------------------
                                                                                1999             1998              1997
                                                                                ----             ----              ----
Cash flows from operating activities:
Net loss                                                                 $    (1,421,589)    $    (673,305)     $  (366,846)
Adjustments to reconcile net loss
  to net cash provided by operating activities:
    Share of loss of an affiliated company                                         2,234           121,296           37,475
    Issuance of stock bonus to employees                                          42,020              -              39,375
    Issuance of stock to consultants and legal advisor                           221,375              -                -
    Issuance of warrant (Note 10)                                                   -               75,000             -
    Issuance of stock options to consultants and
      legal advisor (Note 15)                                                    125,000              -                -
    Depreciation and amortization                                                 98,610           149,230          142,852
    (Loss) gain on disposal of property and equipment                            188,406           (31,786)            -
    Loss on disposal of business                                                  49,255              -                -
    Provision for doubtful accounts                                              683,057           135,774           28,039
    Deferred income taxes                                                        (45,472)           23,906           21,041
  Changes in assets and liabilities:
    Accounts receivable                                                        1,328,727           954,564         (975,005)
    Decrease in amount due from affiliated company                                28,243              -                -
    Inventories                                                                  788,681           969,652        1,049,263
    Costs in excess of billings on construction contracts                         92,440          (153,808)         145,010
    Prepaid expenses and deposits                                                (71,679)          (19,496)          57,878
    Prepaid income taxes                                                            -               41,311           49,084
    Accounts payable and accrued expenses                                     (2,015,515)       (1,765,676)      (1,108,570)
    Billings in excess of costs on construction contracts                        (23,048)          (75,830)         150,061
                                                                              ----------        ----------       ----------

Net cash provided by (used in) operating activities                               70,745          (249,168)        (730,343)
                                                                              ----------        ----------       ----------

Cash flows from investing activities:
  Purchase of business, net of cash acquired                                        -              100,557             -
  Disposal of business, net of cash disposal                                     (32,802)             -                -
  Proceeds from disposal of property and equipment                                93,150           338,214             -
  Additions to property and equipment                                            (38,536)          (68,050)         (45,102)
                                                                              ----------        ----------       ----------

Net cash provided by (used in) investing activities                               21,812           370,721          (45,102)
                                                                              ----------        ----------       ----------

Balance carried forward                                                    $      92,557      $    121,553      $  (775,445)
                                                                              ----------        ----------       ----------


See notes to consolidated financial statements.




GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)
                                                                                        Year ended December 31,
                                                                                        -----------------------
                                                                                1999             1998              1997
                                                                                ----             ----              ----

Balance carried forward                                                     $     92,557       $   121,553        $(775,445)
                                                                              ----------        ----------       ----------

Cash flows from financing activities:
Payment of obligations under capital leases                                       (9,744)          (12,713)        (109,939)
(Decrease) increase in short-term borrowings                                    (797,579)         (285,023)         812,785
Increase (decrease) in restricted cash                                           227,931          (242,011)        (220,865)
Stock issued on private placement                                                330,675              -                -
Advances from director                                                           164,143           134,991          127,639
New bank loan                                                                    195,562              -                -
Repayment of advances from director                                                 -             (127,639)            -
Loan from related party                                                             -              500,000             -
                                                                              ----------        ----------       ----------

Net cash provided by (used in) financing activities                              110,988           (32,395)         609,620
                                                                              ----------        ----------       ----------

Net increase (decrease) in cash and cash equivalents                             203,545            89,158         (165,825)
Cash and cash equivalents at beginning of year                                   303,990           214,832          380,657
                                                                              ----------        ----------       ----------

Cash and cash equivalents at end of year                                      $  507,535       $   303,990        $ 214,832
                                                                              ==========        ==========       ==========

Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest paid                                                               $  515,164        $  556,014       $  451,464
  Income taxes (refund)                                                             -              (41,311)         (49,084)

Non cash transactions:
  Stock issued in settlement of payable                                             -                 -             932,418
  Stock issued for purchase of business                                             -              206,400             -
  Stock issued in settlement of loan from a director                             100,000              -                -
  Stock issued on exercise of warrants settled by
    reduction in loan payable                                                    275,000              -                -
  Golf Club memberships acquired in lieu of settlement
     of accounts receivable                                                       84,099           313,000             -
  Reduction of loan from a director on disposal of business                      150,000              -                -
                                                                              ==========        ==========       ==========

Purchase of business:
  Fair value of assets acquired                                              $      -           $  121,037      $      -
  Stock issued                                                                                    (206,400)            -
  Cash received                                                                     -               44,411             -
  Goodwill on purchase                                                              -              116,204             -
                                                                              ----------        ----------       ----------

  Liabilities assumed                                                        $      -           $   75,252      $      -
                                                                              ==========        ==========       ==========

Disposal of business:
  Fair value of assets disposed of                                           $  (208,807)       $     -         $      -
  Consideration by means of directors' loan set off                              150,000              -                -
  Loss on disposal                                                                49,255
                                                                              ----------        ----------       ----------

  Liabilities disposed of                                                    $    (9,552)       $     -         $      -
                                                                              ==========        ==========       ==========


See notes to consolidated financial statements.



GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(Amounts stated in United States Dollars)

1. ORGANIZATION AND ACTIVITIES

     The Company was formed under the name of Electrocon International, Inc. in March 1988 as an International Business Company under the laws of the British Virgin Islands. The Company subsequently changed its name to Getgo Mail.Com Inc. on October 14, 1999.

     The Company is a diversified, Hong Kong-based holding company that conducts operations through its subsidiaries, all wholly-owned, primarily in two separate business segments - the distribution of semiconductor products (primarily computer chips) to small and medium-sized manufacturers located in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") and in other regions of the PRC and the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong and the PRC.

     During 1999, the Company acquired certain patent rights for the development, manufacture, use and sale of web mail cards and enabling software for use by customers of providers of voice, email data and facsimile messaging services. The Company began development of the working prototype of the Getgo MailTM Card and incurred $34,018 in development costs in 1999. The Company had not placed the card into production at December 31, 1999 and has not yet earned any revenues from this new business segment.

     On June 10, 1997, the Company issued 70,000 shares of its common stock as bonuses to employees. These shares were valued at $39,375 for the purpose of calculating stock compensation to employees based on the quoted market price of the Company's common stock of $0.5625 on the date of issuance.

     On September 30, 1997, the Company issued 466,209 shares of its common stock to a creditor at a price of $2 per share for the settlement of debt amounting to $932,418.

     On April 10, 1998, the Company acquired the entire interest in Flownet Irrigation Service Company ("Flownet"), an unincorporated business in Hong Kong, for a total consideration of $161,989, which was satisfied by the issue of 300,000 shares of Common stock less a cash adjustment received of $44,411. The major activity of the acquired business is the provision of irrigation engineering services. The acquisition has been accounted for as a purchase and accordingly, the assets and liabilities of the acquired business have been recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired, in the amount of $102,671 has been recorded as goodwill and is amortized over 5 years. On August 2, 1999, the Company disposed of the entire interest in Flownet to a company beneficially owned by Mr. Edward Ting, Chief Executive Officer and a shareholder of the Company, for a total consideration of $150,000, resulting in a loss of $49,255. The total consideration was remitted to Mr. Ting in partial payment of the amount due to him.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

(Amounts stated in United States Dollars)


1. ORGANIZATION AND ACTIVITIES - continued

     On July 1 and December 21, 1999, the Company issued 250,000 and 200,000 shares of its common stock respectively to Visual Access Technologies, Inc., an unrelated company, for the purchase of two patent licenses. Those shares were valued at a total amount of $465,625 for the purpose of calculating the costs of the patent licenses based on the quoted market price of the Company's common stock of $0.5625 and $1.625 on the respective date of issuance.

     On July 15 and August 12, 1999, the Company issued 125,000 and 310,000 shares of its common stock, respectively, to consultants and a legal advisor. Those shares were valued at a total amount of $221,375 for the purpose of calculating stock compensation to non-employees based on the quoted market price of the Company's common stock of $0.531 and $0.50 on the respective dates of issuance.

     On August 12, 1999, the Company issued 200,000 shares of its common stock to a director at a price of $0.50 per share for reduction of the amount due to the director amounting to $100,000.

     On August 31, 1999, the Company issued 95,500 shares of its common stock as bonuses to employees and two directors. These shares were valued at $42,020 for the purpose of calculating stock compensation to employees based on the quoted market price of the Company's common stock of $0.44 on the date of issuance.

     On November 11, 1999, the Company offered through a private placement, 500,000 units each consisting of two shares of its common stock and one warrant at a price of $2.75 per unit. Each warrant is exercisable to purchase one share of common stock at $3.50 per share and is exercisable until November 30, 2000. On December 16, 1999, the Company sold 160,000 units and issued 320,000 shares of its common stock and 160,000 warrants and received net proceeds of $330,675.

     On November 11, 1999, the Company issued 250,000 shares of common stock upon exercise of warrants held by a director at $1.10 per share. Settlement of the exercise price of the warrants was made by the reduction in the amount of $275,000 of loan due to him by the Company (Note 10).

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

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

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

     Inventories - Inventories, which comprise electronic components and spare parts held for resale, are stated at the lower of cost or market. Cost, which comprises direct materials, sub-contracting charges and freight, is calculated using the weighted-average method.

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

     Property and equipment - Property and equipment is stated at cost less accumulated depreciation. The costs of major improvements are capitalized whereas the costs of maintenance and repairs are expensed in the year incurred. Depreciation and amortization are provided on the declining balance method, at the following rates per annum:

     Furniture, fixtures and office equipment                15% - 25%
     Motor vehicles                                          25%
     Motor vessels                                           15%
     Leasehold improvements                                  15%

     Valuation of long-lived assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undercounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs to dispose.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

(Amounts stated in United States Dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Net loss per share - Basic loss per share and is computed by dividing net loss attributable to common stockholders by the weighted average of common shares outstanding for the period.

     At December 31, 1999, 1998 and 1997, the Company had securities outstanding which could potentially dilute basic earnings per share in the future. Diluted loss per share has not been presented since the impact would have been anti-dilutive. The effect of the instruments noted below on outstanding common shares is as follows:

                                                Year ended December 31,
                                       ----------------------------------------
                                         1999           1998             1997
                                         ----           ----             ----

     Outstanding options               1,438,500          -             741,672
     Warrants                            160,000       250,000             -
                                       ---------      --------         --------

                                       1,598,500       250,000          741,672
                                       =========      ========         ========


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

     Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognised for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

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

     Stock-based compensation - The Company accounts for stock-based awards using the intrinsic value based method in accordance with Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the exercise price.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

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

     Comprehensive income - In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income, its components and accumulated balance. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Since the Company did not have any items of comprehensive loss in the years reported, the net loss reported in the consolidated statements of operations is equivalent to total comprehensive loss.

     Derivative instruments - In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This SFAS establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities and requires recognition of all derivative instruments as assets or liabilities and requires measurement of those instruments at fair value. The Company will required to adopt SFAS No. 133 in January, 2001. The Company has not yet completed the analysis of the impact this standard will have on the Company's financial position and results of operations.

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


3. INVENTORIES

     The components of inventories were as follow:


                                                            December 31,
                                                            ------------
                                                        1999            1998
                                                        ----            ----

     Finished goods                                  $1,533,105      $2,176,867
     Raw materials and spare parts                      103,462         248,381
                                                      ---------       ---------

                                                     $1,636,567      $2,425,248
                                                      =========       =========

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

(Amounts stated in United States Dollars)


4. COSTS IN EXCESS OF BILLINGS ON CONSTRUCTION CONTRACTS

     Costs in excess of billings on construction contracts included the following:

                                                          December 31,
                                                          ------------
                                                     1999              1998
                                                     ----              ----

     Costs incurred                                $579,404          $652,769
     Add: Estimated profit                          420,014           265,864
                                                   --------          --------

                                                    999,418           918,633
     Less: Progress billings                       (938,050)         (764,825)
                                                   --------          --------

                                                   $ 61,368          $153,808
                                                   ========          ========



5. BILLINGS IN EXCESS OF COSTS ON CONSTRUCTION CONTRACTS

     Billings in excess of costs on construction contracts included the following:

                                                          December 31,
                                                          ------------
                                                     1999              1998
                                                     ----              ----

         Costs incurred                             $ 62,214         $  59,614
         Add: Estimated profit                        82,180            61,732
                                                    --------          --------

                                                     144,394           121,346
         Less: Progress billings                    (195,577)         (195,577)
                                                    --------          --------

                                                    $(51,183)        $ (74,231)
                                                    ========          ========

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


6. PROPERTY AND EQUIPMENT, NET
                                                            December 31,
                                                            ------------
                                                        1999            1998
                                                        ----            ----
Cost
Furniture, fixtures and office equipment             $   587,224    $   561,317
Motor vessels                                               --          477,148
Motor vehicles                                           208,852        254,425
Leasehold improvements                                   115,714        115,714
                                                     -----------    -----------

Total                                                    911,790      1,408,604
Less: Accumulated depreciation and amortization         (588,509)      (738,353)
                                                     -----------    -----------

                                                     $   323,281    $   670,251
                                                     ===========    ===========


     Included in property and equipment are the following assets acquired under capital leases:

                                                             December 31,
                                                             ------------
                                                        1999             1998
                                                        ----             ----
Cost
Motor vehicles                                        $   --           $ 54,282
Less: Accumulated amortization                            --            (15,938)
                                                      --------         --------

                                                      $   --           $ 38,344
                                                      ========         ========



7. INTANGIBLE ASSETS
                                                             December 31,
                                                             ------------
                                                         1999           1998
                                                         ----           ----

Patent licenses                                        $ 465,625      $    --
Goodwill on purchase of business (note 1)                   --          116,204
Less: Amortization                                       (26,629)       (17,431)
                                                       ---------      ---------

                                                       $ 438,996      $  98,773
                                                       =========      =========

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


8. SHORT-TERM BORROWINGS AND BANK LOAN

     The outstanding amounts at the balance sheet dates represent bank loan, overdrafts, letters of credit and trust receipts loan balances with various banks. The facilities and the amounts utilized at the balance sheet dates are as follows:

                                                            December 31,
                                                            ------------
                                                     1999               1998
                                                     ----               ----

         Credit facilities granted                 $5,487,947        $6,089,744
                                                   ==========        ==========

         Utilized                                  $4,879,279        $5,481,296
                                                   ==========        ==========

         Weighted average interest
           rate on borrowings
           at end of year                               11.5%             10.8%
                                                   ==========        ==========


     The Company maintains bank credit lines in Hong Kong for use in its operations in Hong Kong and other regions of the PRC. Interest rates are generally based on the banks' prime lending rates, and cost of funds and the credit lines are normally subject to annual review. At December 31, 1999 the above banking facilities were secured by bank deposits of approximately $3.7 million. In addition, at December 31, 1999 a director has pledged personal bank deposits to a bank as collateral for facilities of approximately $2.26 million provided to the Company of which approximately $2.11 million was utilized at the balance sheet date. No charges have been made in respect of the provision of the collateral.


9. OBLIGATIONS UNDER CAPITAL LEASES

     Obligations under capital leases consist of the following:

                                                               December 31,
                                                               ------------
                                                            1999         1998
                                                            ----         ----
     Capital leases at 7.25% per annum, due in
       installments to June 1999                           $  -        $ 3,582
     Capital lease at 12.75% per annum, due in
       installments to October 1999                           -          6,162
                                                           -------     -------

                                                              -          9,744
     Less: Current portion of
       obligations under capital leases                       -          9,744
                                                           -------     -------

                                                           $  -        $  -
                                                           =======     =======

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


10. LOAN FROM RELATED PARTY

     In March 1998, a subsidiary obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Mr. Edward Ting was Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of Glas-Aire and Chris G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year;
     (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. The Company has recognized expense of $75,000 in 1998 in respect of the warrant. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000 and $250,000 of the loan proceeds was used to repay Glas-Aire for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12%, and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Edward Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Edward and Viola Ting which had previously been pledged to secure the letter of credit arrangement. In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. In addition, Glas-Aire transferred the warrant to Mr. Ting. In November 1999, Mr. Ting exercised all of the warrants to purchase 250,000 shares of the Company at $1.10 per share which was settled by reduction of the principal amount of the promissory note due to Mr. Ting by $275,000. The remaining promissory note of $225,000 was settled by the Company issuing shares to Mr. Ting and by Mr. Ting receiving the proceeds from the sale of an unincorporated business (Note 1).

11. OTHER INCOME
                                                Year ended December 31,
                                                -----------------------
                                         1999            1998           1997
                                         ----            ----           ----

    Foreign exchange gain               $  -            $  -          $ 64,668
    Other                                85,309          37,845         86,447
                                        -------         -------       --------

                                        $85,309         $37,845       $151,115
                                        =======         =======       ========

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)

12. INCOME TAXES

     Under current law, the Company's income is not subject to taxation in the British Virgin Islands. The Hong Kong subsidiaries' income tax provision has been calculated by applying the Hong Kong statutory income tax rates of 16%, 16% and 16.5% for the years ended December 31, 1999, 1998 and 1997 to the subsidiaries' estimated taxable income which was earned in or derived from Hong Kong during the respective years. Each company in Hong Kong files a separate tax return and tax losses are available only against that company's taxable income. The Company is not subject to income tax in other regions of the PRC.

     The provision for income taxes represents Hong Kong taxation as follows:

                                                      Year ended December 31,
                                                      -----------------------
                                                 1999         1998        1997
                                                 ----         ----         ----

     Current year provision                     $   -        $  -       $   -
     Deferred tax (credit) charge                (45,472)     23,906     21,041
                                                 -------     -------    -------

     Total income tax (benefit) expense         $(45,472)    $23,906    $21,041
                                                 =======     =======    =======


     A reconciliation of income tax provision (credit) to the amount computed by applying the Hong Kong statutory income tax rates to loss before income taxes in the consolidated statements of operations is as follows:

                                                                  Year ended December 31,
                                                                  -----------------------
                                                       1999              1998              1997
                                                       ----              ----              ----
      Hong Kong statutory tax rate                         16%               16%            16.5%

      Income tax at Hong Kong statutory
        rate on pre-tax loss                         $(264,095)         $(72,237)        $(71,080)
      Operating loss not subject to income tax         218,623            96,143           92,121
                                                     ---------          --------         --------

                                                     $ (45,472)         $ 23,906         $ 21,041
                                                     =========          ========         ========


     At the balance sheet date, the major components of deferred income tax liabilities are as follows:

                                                         December 31,
                                                         ------------
                                                    1999            1998
                                                    ----            ----

     Tax loss carry forwards                       $488,137       $ 245,092
     Depreciation                                   (38,289)        (64,681)
     Valuation allowances                          (449,848)       (225,883)
                                                   --------        --------

     Deferred income tax liability                 $   -          $ (45,472)
                                                   ========        ========


     At December 31, 1999 the Company had tax losses of $3,050,000 which are available for carry forward indefinitely.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


13. RELATED PARTY TRANSACTIONS

     Related party transactions not described elsewhere in these financial statements are as follows:

     a) Since 1992, the Company has provided a director, Mr. Edward Ting, with leased accommodation on a monthly basis for his use at a monthly rental of approximately $2,000.

     b) Since October 1998, the Company has provided a director, Mr. Clement Cheung, with leased accommodation for his use at a monthly rental of approximately $1,600. The term of the lease is from October 1, 1998 to September 30, 2000.

     c) The Company leases residential accommodation from a director at a monthly rental of approximately $2,821 under a lease which is renewable on an annual basis. Rental expense amounted to $33,846 in each of 1999, 1998 and 1997, respectively.

     d) Mr., Edward Ting advanced the Company on an interest free basis $164,143 in 1999, $134,991 in 1998 and $127,639 in 1997. At December
          31, 1999 and 1998, the Company owed Mr. Edward Ting an amount of $274,134 and $134,991, respectively. The loan advances have no fixed repayment terms.

     e) Sales by the Company to China Electrocon Limited, a 50% held affiliate, totaled $81,000 in 1997.


14. OPERATING LEASE COMMITMENTS

     The Company leases premises under operating leases expiring through September 2001. Rental expense under operating leases was $172,519 in 1999, $170,788 in 1998 and $219,679 in 1997. As of December 31, 1999, future minimum rental payments under operating leases were as follows:

     2000                                                              $105,979
     2001                                                                50,000
                                                                       --------

     Total minimum lease payments                                      $155,979
                                                                       ========
                                      F-18

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)

15. STOCK OPTION PLANS

     In 1995, the Company granted stock options to officers and employees of the Company to purchase up to 2,225,017 shares of common stock at exercise prices from $1.00 to $1.50 per share. These options were exercisable at various dates from 1995 and 1998 and at December 31, 1998, all such options had expired.

     On August 31, 1999, the Company granted to various employees and two directors options to purchase 588,500 shares of common stock of the Company. These options vest and expire over a four-year period. Twenty-five percent of the options vest and become exercisable September 1, 1999 at an exercise price of $1 per share and expire on December 31, 2000. Twenty-five percent of the options vest and become exercisable January 1, 2001 at an exercise price of $1.30 per share and expire on December 31, 2001. Twenty-five percent of the options vest and become exercisable January 1, 2002 at an exercise price of $1.65 per share and expire on December 31, 2002. The final twenty-five percent of the options vest and become exercisable January 1, 2003 at an exercise price of $2 per share and expire on December 31, 2003. The right to acquire these shares is cumulative and non-assignable. These options expire upon termination of employment with the Company.

     On September 21 and November 10, 1999, the Company granted Mr. Edward Ting options to purchase 400,000 and 100,000 shares, respectively, of the Company's common stock. These options expire September 20, 2009 and November 9, 2009 and are exercisable at $1.25 and $1.75 per share, respectively.

     On November 11, 1999, the Company granted Mr. Chris Mendrop, a director of the Company, an option to purchase 50,000 shares of the Company's common stock. These options expire November 10, 2004 and are exercisable at $2 per share.

     No stock compensation relating to these options was calculated as the exercise price was in excess of the quoted market price for the Company's common stock on the date the options were granted.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)

15. STOCK OPTION PLANS - continued

     In August 1999, the Company granted stock options to consultants and a legal advisor to purchase 300,000 shares of common stock at a price of $0.50 per share. These options expire 10 years from the date of grant and shall be exercisable at the price of $0.50 per share. The right to acquire the shares is cumulative and transferable. These options were valued at $125,000 for the purpose of calculating compensation to non-employees.

     The following summarizes the stock options outstanding:

                                                                    Weighted
                                                  Number             average
                                                 of shares       exercise price
                                                 ---------       --------------

     At January 1, 1997                           1,483,344           $1.48
     Expired                                       (741,672)           1.46
                                                  ---------           -----

     December 31, 1997                              741,672            1.50
     Expired                                       (741,672)           1.50
                                                  ---------           -----

     December 31, 1998                                 -                  -
     Options granted                              1,438,500            1.25
                                                  ---------           -----

     December 31, 1999                            1,438,500           $1.25
                                                  =========           =====


     The grant-date weighted average fair value of the options granted in 1999 is estimated to be $0.50 per share using the Black-Scholes option pricing model with the following assumptions: (a) risk-free interest rate 5.4%; (b) weighed average expected life - 6.76 years (c) expected volatility - 80% and (d) expected dividend yield - Nil.

     Additional information on options outstanding at December 31,1999 is as follows:


                                                                                            Options exercisable
                                   Options outstanding as of December 31, 1999            as of December 31, 1999
                                   -------------------------------------------            -----------------------
                                              Weighted average       Weighted                             Weighted
     Range of                  Number             remaining           average            Number            average
     exercise prices         outstanding      contractual life    exercise price       exercisable     exercise price
                             -----------      ----------------    --------------       -----------     --------------

      $0.50 - 1.00              447,125             7.04               $0.66             447,125            $0.66
       1.25 - 1.65              694,250             6.82                1.35             400,000             1.25
       1.75 - 2.00              297,125             6.19                1.92             150,000             1.83
                              ---------          -------             -------             -------          -------

                              1,438,500             6.76               $1.25             997,125            $1.08
                              =========          =======             =======             =======          =======


     The Company has accounted for the stock options granted to employees using the intrinsic value methods. Had the Company adopted the fair value based method of accounting for stock options provided under SFAS No.123, "Accounting for Stock-Based Compensation", proforma net loss and loss per share would have been approximately $1,977,072 and $(0.248) per share for year ended December 31, 1999. The effect on net loss and loss per share is insignificant for years ended December 31, 1998 and 1997.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


16. EMPLOYEE BENEFIT PLAN

     The employees of the entities located in Hong Kong are covered under a defined contribution plan covering all full-time monthly-paid permanent employees. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on length of service. The expense related to the above plan was $20,666 in 1999, $26,037 in 1998 and $33,319 in 1997.

     As of August 27, 1999, the Company terminated its defined contribution plan and distributed all its assets to eligible employees.


17. SUPPLEMENTARY INFORMATION

     Movements on allowances for doubtful accounts are as follows:


                                                   Balance at            Charged to              Balance
                                                    beginning             cost and                 at
                                                     of year              expenses             end of year
                                                     -------              --------             -----------

     Year ended December 31, 1999                     $315,966             $683,057              $999,023
                                                      ========             ========              ========


     Year ended December 31, 1998                     $180,192             $135,774              $315,966
                                                      ========             ========              ========


     Year ended December 31, 1997                     $152,153             $ 28,039              $180,192
                                                      ========             ========              ========



18. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, inventories, accounts receivable, accounts payable and short-term borrowings and bank loan are reasonable estimates of their fair value.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


19. SEGMENT INFORMATION

     The Company's operations comprise the distribution of electronic components in Hong Kong and the distribution of golf equipment and installation of golf course irrigation and drainage systems in Hong Kong and in other regions of the PRC. The geographical and industrial distribution of sales, operating income (loss) and assets, major customers and suppliers for the years ended December 31, 1999, 1998 and 1997 are shown as follows:


     Geographical segments
                                                                      Other
                                                                   regions of
                                               Hong Kong             the PRC                 Total
                                               ---------             -------                 -----
     Year ended December 31, 1999:

     Net revenues                             $13,612,926           $4,007,417           $17,620,343
     Operating loss                              (646,608)            (609,239)           (1,255,847)
     Total assets                               7,309,720            2,230,944             9,540,664
     Long-lived assets                            714,037              542,394             1,256,431
                                              ===========          ===========           ===========


     Year ended December 31, 1998:

     Net revenues                             $10,557,498          $11,781,090           $22,338,588
     Operating income (loss)                       93,676             (346,752)             (253,076)
     Total assets                               8,741,455            3,727,308            12,468,763
     Long-lived assets                            646,157              532,922             1,179,079
                                              ===========          ===========           ===========


     Year ended December 31, 1997:

     Net revenues                             $16,438,529          $12,648,035           $29,086,564
     Operating income (loss)                       66,811             (294,179)             (227,368)
     Total assets                               8,864,269            5,529,131            14,393,400
     Long-lived assets                            921,216              182,964             1,104,180
                                              ===========          ===========           ===========





GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)


(Amounts stated in United States Dollars)


19. SEGMENT INFORMATION - continued

     Business segments
                                                            Distribution           Distribution
                                                             and sale of         and installation
                                                           semi-conductors            of golf
                                                           and electronic            equipment
                                                             spare parts            and systems              Total
                                                             -----------            -----------              -----
     Year ended December 31, 1999:

     Net revenues                                            $13,612,926           $4,007,417           $17,620,343
     Operating loss                                             (924,076)            (331,771)           (1,255,847)
     Total assets as of December 31                            7,565,474            1,975,190             9,540,664
     Capital expenditure                                          36,435                2,101                38,536
     Depreciation and amortization                                68,899               29,711                98,610
                                                             ===========          ===========           ===========

     Year ended December 31, 1998:

     Net revenues                                            $16,698,983           $5,639,605           $22,338,588
     Operating income (loss)                                      91,266             (344,342)             (253,076)
     Total assets as of December 31                            9,138,068            3,330,695            12,468,763
     Capital expenditure                                          18,798               49,252                68,050
     Depreciation and amortization                                97,453               51,777               149,230
                                                             ===========          ===========           ===========


     Year ended December 31, 1997:

     Net revenues                                            $23,151,881           $5,934,683           $29,086,564
     Operating income (loss)                                      61,950             (289,318)             (227,368)
     Total assets as of December 31                           10,333,770            4,059,630            14,393,400
     Capital expenditure                                          22,263               22,839                45,102
     Depreciation and amortization                               117,563               25,289               142,852
                                                             ===========          ===========           ===========


     Major customers and suppliers

     One single customer, Skyworth (Group) Co. accounted for approximately 12% of the total sales on distribution and sale of semi-conductors and electronic spare parts for the year ended December 31, 1999. No single customer accounted for 10% or more of total sales for the years ended December 31, 1999, 1998 and 1997. The Company's principal suppliers are Texas Instruments Asia Limited and Zilog Inc. and TDK Semiconductor Corporation which represented, respectively, 33%, 41% and 16% in 1999, 32%, 25% and 15% in 1998 and 47%, 13% and 12% in 1997 of total purchases.

GETGO MAIL.COM INC.
-------------------
(Formerly Electrocon International Inc.)

(Amounts stated in United States Dollars)


20. SUBSEQUENT EVENTS

     On February 14, 2000, the Company granted a former consultant of the Company an option to purchase 62,500 shares of the Company's common stock at an exercise price of $1 per share. The option is exercisable for a period of two years.

     On April 6, 2000, the Company sold the remaining 340,000 units offered through a private placement dated November 11, 1999 (as described in Note
     1). The Company issued 680,000 shares of common stock and 340,000 warrants and received net proceeds of $841,500.