Form 20-F/A
period 1999-12-31
GETGO MAIL COM INC
filed 2000-10-02
CIK 835538

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 1 TO
                                    FORM 20-F


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

                         Commission File Number: 0-17250

                               GETGOMAIL.COM INC.
              ----------------------------------------------------
                    (formerly Electrocon International Inc.)
             (Exact name of Registrant as specified in its charter)

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
                            Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                   Part I                                  Page
                                   ------                                  ----

Item 1     Description of Business.........................................  1
Item 2     Description of Property......................................... 19
Item 3     Legal Proceedings............................................... 20
Item 4     Control of Registrant........................................... 21
Item 5     Nature of Trading Market........................................ 22
Item 6     Exchange Controls and Other Limitations Affecting
           Security Holders................................................ 23
Item 7     Taxation........................................................ 23
Item 8     Selected Financial Data......................................... 24
Item 9     Management's Discussion and Analysis of Financial
             Condition and Results of Operations........................... 26
Item 10    Directors and Officers of Registrant............................ 32
Item 11    Compensation of Directors and Officers.......................... 35
Item 12    Options to Purchase Securities from Registrant or
           Subsidiaries.................................................... 35
Item 13    Interest of Management in Certain Transactions.................. 37

                                     Part II
                                     -------

Item 14   Description of Securities to be Registered....................... 40

                                    Part III
                                    --------

Item 15   Defaults upon Senior Securities.................................. 40
Item 16   Changes in Securities and Changes in Security for
          Registered Securities............................................ 40

                                     Part IV
                                     -------

Item 17   Financial Statements............................................. 40
Item 18   Financial Statements............................................. 40
Item 19   Financial Statements and Exhibits................................ 41

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

      The Company has announced that upon a registration statement being deemed effective by the Securities and Exchanged Commission (the "SEC") registering the shares of common stock of its wholly owned subsidiary Getgo Mail.Com USA Inc., the Company will distribute 90% of the issued and outstanding shares of the subsidiary to its shareholders. Presently, the Company has not filed such a registration statement with the SEC, nor can there be any assurances that such a registration statement would become effective, if filed.

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

      The Company sells hundreds of types of chips, from standard "commodity" chips to "high-tech" microprocessors. "Commodity" chips include various large volume and low technology content chips and accounted for approximately 68% of the revenues of the Company from sales of computer chips. The remaining "high-tech" class of computer chips sold by the Company include custom and semi-custom chips, such as ASICs (application specific integrated circuits), programmable logic devices, standard cell components and chips with gate arrays. Sales of these computer chips accounted for the remaining 32% of the computer chip revenue of the Company. There was no shortage of chips in 1999, and there was a continuous supply of all variety of chips.

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

Suppliers

      In Hong Kong, the Company represents, either as distributor or agent, several of the world's largest computer chip manufacturers. The Company has done business with TI HK for over 17 years. TI HK supplied approximately 87% of the computer chips sold by the Company in the year ended December 31, 1996. During 1997, the Company experienced a decline in the margins relating to the DRAM product line of computer chips purchased from TI HK. Accordingly, in order to avoid exposure to volatile prices and other high risk factors associated with the DRAM product line supplied by TI HK, the Company made a strategic decision to drop that product. As a result, the Company bought only 47% of its chips from TI HK in 1997, 36% in 1998 and 37% in 1999. The Company also represents TDK Semiconductor Corporation (which supplied approximately 15% of the chips sold by the Company during 1999) and numerous California companies, including Zilog, Inc. (which supplied approximately 35% of the chips sold by the Company during 1999), and Linfinity Microelectronics (which supplied approximately 10% of the chips sold by the Company during 1999). The Company represents these manufacturers on a non-exclusive basis in Hong Kong and China.

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

      Under the July 1 Agreement, the Company received the following:

      o an exclusive license to manufacture, use and sell Getgo Mail(TM) cards in Asia;

      o a non-exclusive license to manufacture Getgo Mail(TM) cards for sale outside of Asia;

      o a non-exclusive license in Asia to manufacture, use and sell enabling software supporting the functionality of Getgo Mail(TM)cards; and

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

      As consideration for the patent licenses received under the Patent License Agreements, the Company issued 250,000 shares of the Company's unregistered common stock on July 1, 1999 to VAT. The Company also issued to VAT 140,000 shares of the Company's unregistered common stock on October 14, 1999 and issued to VAT an additional 60,000 shares of the Company's unregistered common stock on

December 21, 1999 under the terms of the October 14 Agreement. The Company valued these shares at $465,625 for the purpose of calculating the cost of the patent licenses based upon the quoted market price of the Company's common stock on the date of issuance of the shares. VAT subsequently transferred the shares received in these transactions among its stockholders. In addition, the Company has agreed to pay VAT royalty payments based upon the number of Getgo Mail(TM) Cards and ASICs sold pursuant to the licenses.

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

      The Getgo Mail(TM) Card enabling software is expected to be incorporated at the server level, and allow visual identification of callers' identities and selective access to their linked recorded voice message. Management expects that this will be an improvement for the user over existing Unified Messaging capability. This is because the Getgo Mail(TM) Card and the enabling software will eliminate the need to listen to the actual message to determine the caller's identity. Nor will the user need to listen to the messages sequentially or chronologically, thereby saving time and effort. Additionally, the voice message is expected to be linked to pre-stored data in a database. This will permit the user, when listening to the message, to view relevant information, such as facsimile number, alternate phone number, etc., that might not have been left in the audio message. Depending on several factors including production volume and parts availability, and based upon initial engineering prototyping desi management believes the Getgo Mail(TM) Card will be able to be produced inexpensively. The Company has developed a working prototype of the card and is presently modifying the enabling software to permit interface with user hardware.

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

Discontinuance of the TI HK DRAM product line had a material adverse effect on the Company's net revenues, declining from approximately $53.5 million in 1996 to approximately $17.6 million in 1999. The Company has added additional suppliers of computer chips to manage this risk. However, there can be no assurance that the Company will succeed in maintaining business relationships with these new suppliers, or that the amount of revenues generated from selling the product of these new suppliers will ever be sufficient to replace the revenues lost by discontinuing the DRAM line of computer chips. Further, the Company is unable at this time to determine if its new unified messaging business segment will ever produce sufficient revenues to replace the decline in revenues from computer chips.

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

      Dependence on General Economic Trends. The Company's computer chip and distribution division sells electronic products to manufacturers and other customers in Hong Kong and China, who utilize them in a variety of consumer and industrial end-use products such as personal computers and peripheral computer products, organizers, audio equipment, toys, watches and industrial equipment. Large portions of these end-use products are eventually sold in the United States market. Thus, a severe recession in the U. S. economy might have the effect of decreasing the demand for these products, which in turn might have the effect of decreasing the demand for computer chips and other electronic products. As a result, a severe downturn in the U. S. economy could have a substantial negative impact on the Company's business. Due to the cyclical nature of the semiconductor industry, the Company has focused on the diversification of its product mix and has expanded to other products, such as the irrigation, golf, turf and fertilizer products presently sold by the Company. The Company will continue to seek the distribution of other products to counterbalance, to the extent possible, these economic cycles.

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

Item 4. CONTROL OF REGISTRANT


      The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of July 31, 2000, the beneficial ownership of the Company's Common Stock by each executive officer, director, director nominee, and person known by the Company to own beneficially more than 5% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. The figures have been adjusted to reflect the issuance of 333,000 shares of the Company's Common Stock to Kevin Fallon, which had not been issued as of July 31, 2000. Except as otherwise indicated, all shares are owned directly.

         Identity of                       Shares                Percent of
      persons or groups              Beneficially Owned             Class
      -----------------              ------------------             -----
      Edward Ting                      3,713,872(1),(7)             34.50 %

      Judah Klausner                     800,462                     7.83 %

      Derrin R. Smith                    100,000(2)                  0.97 %

      Chris F. Mendrop                   445,000(3)                  4.27 %

      Kevin Fallon                       393,000(4)                  3.82 %

      Henry F. Schlueter                 399,000(5)                  3.77 %

      Fred Ko                             51,112(6)                  0.50 %

      Clement Cheung                     748,663(7)                  7.30 %

      Officers and directors
      as a group (6 persons)           2,136,775(8)                 19.48 %
--------------------

(1) Of these shares, 826,250 shares are owned outright by Edward Ting, a principal shareholder and former officer and director of the Company, 911,250 shares are owned by David Nominees for the benefit of Edward Ting, 305,000 shares are owned by Mr. Ting's wife Viola Ting, and 1,131,372 shares are owned by three entities for which Mr. Ting may be deemed to be a beneficial owner. Also includes options to acquire 540,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option.
(2) Includes options to acquire 100,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 2,000,000 shares of the Company's common stock that are not immediately exercisable and that will vest on a 250,000 share per quarter basis beginning on December 31, 2000. See "Change in Control" below for information with respect 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.
(3) Includes 260,000 shares owned by Blake Street Securities LLC ("BSS"). Mr. Mendrop is a principal owner of the entity that controls BSS. Also includes options to acquire 185,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.
(4) Includes 343,000 shares owned directly by Mr. Fallon, and options to acquire 50,000 shares of the Company's common stock that are immediately exercisable.
(5) Mr. Schlueter is a director nominee. Includes 49,000 shares owned directly by Mr. Schlueter, and options to acquire 350,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.

(6) Includes 21,112 shares owned directly by Mr. Ko, and options to acquire 30,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 90,000 shares of the Company's common stock that are not immediately exercisable and that will vest one-third each year beginning on December 31, 2000.
(7) Includes 53,500 shares owned directly by Mr. Cheung, and 665,163 shares owned by entities that Mr. Cheung controls with Edward Ting. The 665,163 shares have been included in both Mr. Ting's and Mr. Cheung's beneficial ownership. Also includes options to acquire 30,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 90,000 shares of the Company's common stock that are not immediately exercisable and that will vest one-third each year beginning on December 31, 2000.
(8) Includes 665,163 shares owned by entities that Mr. Cheung controls with Mr. Ting. The 665,163 shares have been included in Mr. Cheung's beneficial ownership for purposes of this calculation.


CHANGE IN CONTROL AND LOCK-UP


      Effective as of August 22, 2000, Edward Ting and certain of his affiliates entered into a voting trust agreement with Derrin R. Smith, Chris Mendrop and Henry F. Schlueter. Pursuant to the terms of the voting trust agreement Edward Ting and certain of his affiliates agreed to transfer 2,903,872 of the shares under their control to the voting trust for a period of five years. Messrs. Smith, Mendrop and Schlueter are the trustees of the voting trust and as such will exercise full voting rights with respect to these shares. As a result, Messrs. Smith, Mendrop and Schlueter will have voting control over approximately 29.35% of the Company's common stock through the voting trust, and a change in control of the Company has occurred. In addition, Edward Ting and certain of his affiliates granted Messrs. Smith, Mendrop and Schlueter options to purchase 2,613,872 shares of the Company's common stock for a five-year period at 80% of the average closing price of the common stock for the 30 days preceding the exercise date per share. Further, Mr. Ting and certain of his affiliates have entered into an agreement under which they have agreed to "lock-up" 2,903,572 shares of the Company's common stock for a twenty-four month period. Under the lock-up, Mr. Ting and certain of his affiliates have agreed that they will not sell, pledge, hypothecate, or otherwise dispose of the shares that are the subject of the lock-up without the written consent of both Chris Mendrop and Derrin Smith.


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

       Quarter Ended                                 High             Low
       -------------                                 -----           -----

Fiscal 1998

     March 31, 1998                                  $2.06           $1.00

     June 30, 1998                                   $1.13           $0.59

     September 30, 1998                              $0.56           $0.28

     December 31, 1998                               $0.38           $0.19

Fiscal 1999

     March 31, 1999                                  $0.38           $0.13

     June 30, 1999                                   $1.47           $0.16

     September 30, 1999                              $2.81           $2.50

     December 31, 1999                               $1.19           $1.13

Fiscal 2000

     March 31, 2000                                  $2.88           $2.41

     June 30, 2000                                   $1.75           $1.56


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



Selected Financial Data
(Stated in United States dollars)


                              Year Ended           Year Ended          Year Ended           Year Ended           Year Ended
                            Dec. 31, 1995        Dec. 31, 1996        Dec. 31, 1997        Dec. 31, 1998        Dec. 31, 1999
                            -------------        -------------        -------------        -------------        -------------

Statement of
Operations Data:(1)
Net Revenue                  $45,094,812          $53,510,211          $29,086,564          $22,338,588          $17,620,343

Gross Profit                   4,666,282            3,431,425            3,274,858            3,750,792            3,143,190

Selling, admin. and
general expenses              (3,227,311)          (3,563,450)          (3,502,226)          (4,003,868)          (4,349,782)

Loss on disposal of
a business
                                    --                   --                   --                   --                (49,255)

Income (loss)
from operations                1,438,971             (132,025)            (227,368)            (253,076)          (1,255,847)

Other income
(expense), net                   233,676              (21,840)            (118,437)            (396,323)            (211,214)

Income (loss)
before
taxes                          1,672,647             (153,865)            (345,805)            (649,399)          (1,467,061)

Income tax (benefit)
expense                          261,865             (106,086)              21,041               23,906              (45,472)

Net income (loss)
before minority
interest                       1,410,782              (47,779)            (366,846)            (673,305)          (1,421,589)

Minority interest                (32,211)                --                   --                   --                   --

Net income (loss)             $1,378,571             $(47,779)           $(366,846)           $(673,305)         $(1,421,589)

Basic income (loss)
per share (2)                    $0.2095             $(0.0073)             $(0.054)             $(0.091)             $(0.178)

                                                                 25




Selected Financial Data
(Stated in United States dollars)


                             Year Ended            Year Ended           Year Ended           Year Ended           Year Ended
                            Dec. 31, 1995         Dec. 31, 1996        Dec. 31, 1997        Dec. 31, 1998        Dec. 31, 1999
                            -------------         -------------        -------------        -------------        -------------

Balance Sheet Data (1)

Accounts Receivable-
Net                            4,101,452            4,791,683            5,738,649            4,366,540            2,264,855

Inventories                    3,498,279            4,444,163            3,394,900            2,425,248            1,636,567

Total Current
Assets                        11,869,356           13,464,919           13,165,590           11,287,450            8,284,233

Fixed Assets-Net               1,138,983            1,100,213            1,004,794              670,251              323,281

Total Assets                  13,266,160           14,827,854           14,393,400           12,468,763            9,540,664

Total Current
Liabilities                   11,147,000           12,913,878           11,860,603           10,307,547            7,257,397

Non-Current
Liabilities                      168,679               11,274               25,148               45,472               29,417

Stockholders'
Equity                         1,950,481            1,902,702            2,507,649            2,115,744            2,253,850

----------------------


(1) Assets and liabilities are translated into United States dollars using the approximate rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate in effect during the period. The exchange rate has remained fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983.

(2) Based on 7,978,465 weighted average number of shares outstandingfor the year ended December 31, 1999; 7,370,009 for the year ended December 31, 1998; 6,780,844 for the year ended December 31, 1997; 6,624,211 for the year ended December 31, 1996; and 6,579,082 for the year ended December 31, 1995.

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

      Unified Messaging Business. The Company began development of its working prototype of the Getgo Mail(TM) Card in 1999. The Company had not placed the card into production at December 31, 1999 and, therefore, had not yet earned any revenues in this business segment. As of December 31, 1999, the Company had incurred approximately $34,000 in development costs for the Getgo Mail(TM) Card product. Development costs of the Company are included with other selling, general and administrative expenses of the Company.

Results of Operations

      The following table sets forth selected income data as a percentage of net revenue for the fiscal years indicated.


                                                                       Year ended December 31,
                                                               ------------------------------------
Income Statement Data                                  1997                   1998               1999
                                                       ----                   ----               ----

Net revenue                                           100.0%               100.0%               100.0%
Cost of sales                                         (88.7)               (83.2)               (82.2)
Gross profit                                           11.3                 16.8                 17.8
Selling, administrative and general expenses          (12.0)               (17.9)               (25.0)
Loss on disposal of business                            --                    --                 (0.3)
Loss from operating                                    (0.7)                (1.1)                (7.1)
Other income (expense), net                            (0.4)                (1.8)                (1.2)
Loss before income tax                                 (1.2)                (2.9)                (8.3)
Income tax expense(benefit)                            (0.1)                (0.1)                 0.3
Net loss                                               (1.3)                (3.0)                (8.0)

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Net revenue. Net revenue from different industry segments were as follows:

                                                       1998             1999         % Change
                                                       ----             ----          --------

Computer chip business                             $16,698,983        13,612,926       -18.5%
Turf and irrigation
  equipment business                                 5,639,605         4,007,417       -28.9%
                                                     ---------         ---------       ------
                                                   $22,338,588       $17,620,343       -21.1%

      Our computer chip business continued to feel the impact of the Asian financial crisis and too much production capacity in 1999. Although the microprocessor market was expected to rebound in the Asia Pacific region during the fourth quarter of 1998, the global impact of weak Asian economies resulted in the key computer chip markets not strengthening until the last quarter of 1999. The oversupply of manufacturing capacity kept average selling prices low and eroded revenue growth. As a result, our revenues from the chip distribution business for 1999 were $13,612,926, down 18.5% from 1998.

      The sluggishness in our turf and irrigation equipment business continued in 1999 largely due to the Asian financial crisis. The golf industry in the region incurred declining revenues, and irrigation installation projects of our customers were either abandoned or postponed due to financial difficulties. However, the declines in revenues from the irrigation installation projects were partially offset by increased revenue from equipment distribution from the Company's other distributor contracts. As a result of these factors, our overall revenue from this segment in 1999 were $4,007,417, down 28.9% from 1998.

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

      Selling, administrative and general expenses. Selling, administrative and general expenses were $ 4,349,782 in 1999 compared to $ 4,003,868 in 1998, representing an 8.6% increase. The increase primarily was due to provisions created for bad and doubtful accounts of$683,057, expenses related to raising capital of $346,375, and stock bonus to employees of 42,020. This was offset by a reduction in staffing costs of $246,940 and business travel costs of $304,164.

      Loss on disposal of a business. In 1999, the Company divested its interest in Flownet Irrigation Engineering Services Company Limited for $150,000. The sale resulted in a loss of $49,255.

      Other income (expenses), net. The details of other income (expenses), net are as follows:

                                                Year Ended December 31,
                                                  1998           1999

Interest income                                 224,438         220,875
Interest expenses                              (537,310)       (515,164)
Share of losses of an affiliated company       (121,296)         (2,234)
Others, net                                      37,845          85,309
                                               --------         -------
                                              $(396,323)      $(211,214)
                                              =========       =========

      Interest expense, net of interest income, increased slightly from 1998 to 1999 primarily as a result of increases in short-term borrowing rates. The Company's share of losses in CEL decreased substantially from 1998 to 1999 because CEL ceased operating activity in the latter part of 1998 following substantial losses from its operations. The increase in the "Others, net" classification is primarily a result of the receipt of a refund of $56,793 from the pension fund and pump service income of $17,207.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Net Revenue. Net revenue from different industry segments were as follows:

                                    1997             1998          % Change
                                    ----             ----          --------

Computer chip business          $23,151,881       $16,698,983       (27.9)%
Turf and irrigation
  equipment business              5,934,683         5,639,605        (5.0)%
                              -------------     -------------      -------
                                $29,086,564       $22,338,588       (23.2)%

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

      Selling, administrative and general expenses. Selling, administrative and general expenses were $4,003,868 in 1998 compared to $3,502,226 in 1997, representing a 14% increase. This increase was primarily due to provisions created for bad and doubtful accounts ($135,774) and obsolete inventory ($113,515) in the Company's core subsidiaries, as well as stock warrant expenses ($75,000).

      Other income (expenses), net. The details of other expenses, net, are as follows:

                                               Year Ended December 31,
                                               1997              1998
                                              -------           ------
Interest income                              $229,252           $224,438
Interest expense                             (461,329)          (537,310)

Share of losses of an affiliated company      (37,475)          (121,296)
Others, net                                   151,115             37,845
                                            ---------          ---------
                                            $(118,437)         $(396,323)
                                            =========          =========

      Interest expenses increased because the Company had to borrow from one of its directors on a short-term basis. The Company's share of losses in CEL increased substantially because CEL ceased operating activity in the latter part of 1998 following substantial losses from its operations during 1998.

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

Liquidity and Capital Resources.

      Over the last three years, the Company lost $355,053 in operations before depreciation, amortization and other non-cash items, and used $553,713 in additional working capital resulting in $908,766 of cash flows used in operations. In addition, the Company generated $347,431 from other normal business operations including sale of property, plant and equipment ($431,364), cash (net) acquired from purchase of a business ($67,755), and purchase of property, plant and equipment ($151,688). The Company also used $132,396 for repayments of its obligations under capital lease, repayment of short-term borrowings of $269,817, and its restricted cash by $234,945. This was financed a loan from a related party of $500,000, advances from directors aggregating $299,134, a new bank loan of $195,562, and proceeds from a private stock placement of $330,675. This resulted in a net increase in cash of $126,878.

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

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT

       The directors, executive officers, a director nominee, and a key employee of the Company are as identified below. The directors are elected at the annual meeting of shareholders and each serves until his successor takes office or until his earlier death, resignation or removal. The officers serve at the pleasure of the Board of Directors of the Company.

Name                             Age         Position with the Company
----                             ---         -------------------------

Derrin R. Smith Ph.D.            44          President, Chief Executive Officer,
                                             Chairman of the Board and Director

Edward Y. F. Ting                53          Director


Chris G. Mendrop                 48          Director

Clement W. K. Cheung             44          Secretary and Treasurer

Kevin Fallon                     46          Director

Henry F. Schlueter               49          Director Nominee and Assistant
                                             Secretary

Paul Lewis                                   Key Employee

       DERRIN R. SMITH, PH.D. became the President, Chief Executive Officer, Chief Financial Officer and a director and Chairman of the Board of the Company on July 4, 2000. Dr. Smith has over 17 years of experience developing and directing strategic high technology programs and enterprises. This background includes domestic and international (Asia, South America and Middle East) activities for both government and the private sector. Prior to joining the Company, Dr. Smith operated his own private company, DRS Sciences, Inc. from 1992 to the present. DRS Sciences, Inc. is engaged primarily in providing consulting services in the design and development of computer software, the integration of such software with the hardware platforms utilized by his clients and investment banking services for high technology ventures. In June 1998, Dr. Smith's company entered into an agreement with CeBourn Ltd., an investment banking firm specializing in telecommunications, software and high technology, under which Dr. Smith served as CeBourn's chief economist. Dr. Smith devoted substantially full time to CeBourn Ltd. under this agreement from May 1998 to May 2000. Prior to commencing active operations of his own company, Dr. Smith was employed by M.I.T.R.E. Corporation in various capacities. Concurrently with the above positions, Dr. Smith provided consulting services to several companies.


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


       CLEMENT CHEUNG was elected a director of the Company in October 1992 and appointed Secretary and Treasurer in August 1996. On July 4, 2000, Mr. Cheung resigned from his position as a director. Mr. Cheung joined EPL in 1990 as an accounting and administrative manager. Prior to joining EPL, Mr. Cheung was the controller for Econ Electronics Limited, which was acquired by the Company in 1990.

       KEVIN FALLON was appointed a director of the Company on July 19, 2000. Mr. Fallon led the quality assurance department for Charles Jacquin et Cie in Philadelphia in 1972. In 1975, he changed careers and joined Harowe Servo Controls as a Junior Engineer and worked in the design of guidance systems for robots and missiles. In 1976, he joined RCA Space Division as a Design Engineer until 1979, when he joined General Electric as a Sales Engineer for technology-based products. In 1982, he founded and became employed as President and Chief Executive Officer of the systems integration firm All Control Systems, Inc. ("ACS") in Westchester, Pennsylvania. During the early 1990's, he was instrumental in the creation two new entities, Prometa Consulting, a technology and business process engineering consulting firm, and Precision Dispensing, a product distribution firm. In December 1996, Fallon sold ACS and Prometa to Denver-based TAVA Technologies as part of a national roll-up and served as Chief Operating Officer and a director for TAVA until July 1999, when the TAVA management team sold the company to REAL Software, a global company headquartered in Belgium. Mr. Fallon continued in his position as COO until he resigned in March 2000 to pursue new entrepreneurial ventures. Mr. Fallon holds a Bachelor of Science degree in Electrical Engineering from Drexel University and a Master in Business Administration from the Wharton School of Business, University of Pennsylvania. He is a member of the Young Presidents Organization and sits on several fiduciary boards.

       HENRY F. SCHLUETER is currently the Assistant Secretary of the Company and U.S. counsel to the Company. Mr. Schlueter is a nominee to the Company's Board of Directors. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance, and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. From 1978 to 1980 Mr. Schlueter was employed in the Division of Corporation Finance by the United States Securities and Exchange Commission ("SEC"). In July 1980, Mr. Schlueter left the SEC and entered private practice as an associate in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of
CPA's, the Colorado and Denver Bar Associations, and the Wyoming State Bar.

Mr. Schlueter received his Masters in Business Administration-Accounting from the University of Wyoming in 1977, and his law degree from the University of Wyoming College of Law in 1978.

       PAUL LEWIS is the President and CEO of the Company's wholly owned subsidiary, GETGO Mail.com USA, Inc. Prior to joining GETGO Mail.com USA Inc., Paul G. Lewis was President and CEO of MC2 Corporation, a provider of Wide-Area-Network solutions to FORTUNE 1000 clients including AT&T, Johnson & Johnson, Merrill-Lynch, Merck, Ernst & Young, Deloitte & Touche, and Philip Morris. Mr. Lewis was named the Small Business Administration's Young Entrepreneur of the Year and has authored numerous articles published in various periodicals including Forbes Magazine, Inc. Magazine, Nation's Business, LAN Magazine, Sales & Marketing management, Software Solutions, and Technology Today, and has appeared on CNBC-TV as an expert in computer messaging and mail services. Mr. Lewis has served on the Novell Platinum Council Advisory Board and the Cisco Systems Steering Council. He is also a regular lecturer at Universities including the Wharton School of Business and companies including IBM on topics such as "The Internet and its Future Role in America." Mr. Lewis received a BS in Computer Science from Fairleigh Dickinson University.


       No family relationship exists among any of the named directors and executive officers. Except as described herein, no arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.


BOARD COMMITTEES

       On March 2, 1998, the Board of Directors appointed, and has since maintained, an Independent Audit Committee of the Company. The Committee was established to (i) review and approve the scope of audit procedures employed by the Company's independent auditors; (ii) review and approve the audit reports rendered by the Company's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Chris G. Mendrop, an independent director of the Company, has served as a member of the Independent Audit Committee from the date of its inception to the present. James Tsze Leung Mak, an independent director of the Company, also served as a member of the Independent Audit Committee from the date of its inception until his resignation as a director earlier this year. Effective July 19, 2000, Kevin Fallon was appointed a director of the Company to fill the vacancy created by Mr. Mak's resignation as a director. Also effective July 19, 2000, Mr. Fallon was designated an independent director of the Company and appointed a member of the Independent Audit Committee to fill the vacancy created on that Committee by the resignation of Mr. Mak.

Item 11. COMPENSATION OF DIRECTORS AND OFFICERS

       The following table sets forth certain information as to each of the Company's executive officers and directors whose cash compensation exceeded $60,000 and for all executive officers as a group for the year ended December 31, 1999:

Name of Individual       Capacities in Which Served  Compensation  Compensation
------------------       --------------------------  ------------  ------------


Edward Y.F. Ting         Director(1)                   $139,000     $23,441(2)

Clement W. K. Cheung     Secretary, Treasurer and
                         Director                       $52,500     $20,000(3)

All directors and
officers as a group
(4 persons)                                            $191,500     $43,441
---------------------


(1) Mr. Ting served as the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chairman of the Board of Directors during the entire fiscal year ended December 31, 1999. Mr. Ting subsequently resigned from those positions as of July 4, 2000.

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


EMPLOYMENT AGREEMENT

       On July 4, 2000, the Company entered into an employment agreement with Derrin R. Smith. Under the terms of that employment agreement Dr. Smith will be employed as the Company's President and Chief Executive Officer until October 1, 2002, subject to certain conditions for earlier termination. The Agreement provides for a salary of $10,000 per month until additional capital has been infused into the Company at which time Dr. Smith's salary will increase to $300,000 per year. The Agreement also contains a grant of options to acquire up to 2,100,000 shares subject to certain vesting provisions, as more fully described below under "Options to Purchase Securities from Registrant or Subsidiaries."


Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

       The Company has granted options to employees and various individuals. A description of the options granted by the Company is as follows:

       In August 1999, the Company granted to various employees and individuals options to purchase 588,500 shares of common stock of the Company. These options vest and expire over a four-year period. Twenty-five percent of the options vest and become exercisable September 1, 1999 at an exercise price of $1.00 per share and expire on December 31, 2000. Twenty-five percent of the options vest and become exercisable January 1, 2001, at an exercise price of $1.30 per share and expire on December 31, 2001. Twenty-five percent of the options vest and become exercisable January 1, 2002, at an exercise price of $1.65 per share and expire on December 31, 2002. The final twenty-five percent of the options vest and become exercisable January 1, 2003, at an exercise price of $2.00 per share and expire on December 31, 2003. Edward Ting received 160,000 of the options, Fred Ko received 120,000 of the options, and Clement Cheung received 120,000 of the options. The right to acquire these shares is cumulative and may not be assigned. These options expire upon termination of employment with the Company.

       In September 1999, the Board of Directors granted Edward Ting an option to purchase 400,000 shares of the Company's common stock. The options expire September 20, 2009, and are exercisable at $1.25 per share.

       In November 1999, the Board of Directors granted Edward Ting an option to purchase 100,000 shares of the Company's common stock. The options expire November 9, 2009, and are exercisable at $1.75 per share.

       In November 1999, the Board of Directors granted Chris Mendrop an option to purchase 50,000 shares of the Company's common stock. The options expire November 10, 2004, and are exercisable at $2.00 per share. On October 15, 1999, Chris Mendrop was granted an option to purchase 10,000 shares of the Company's common stock under the Company's Non-Employee Directors' Stock Option Plan. The options expire on October 14, 2009, and are exercisable at $2.125 per share.

       In connection with a private placement of the Company's common stock in November 1999, the Board of Directors agreed to grant an option to purchase 50,000 shares of the Company's common stock to designees of Blake Street Securities, LLC, the placement agent for the Company's recent private placement of its securities. The options will expire ten years from the date of grant and will be exercisable at $.50 per share. The Board of Directors has also granted Chris Mendrop and John Callea options to each purchase 75,000 shares of the Company's common stock. These options expire August 11, 2009, and are exercisable at $.50 per share. Mr. Mendrop is a director of the Company and both Mr. Mendrop and Mr. Callea are principals of Blake Street Securities, LLC.

     The Board of Directors has issued 50,000 shares of the Company's common stock to Henry F. Schlueter and has also granted Mr. Schlueter an option to purchase an additional 100,000 shares of the Company's common stock, in connection with his legal work for the Company. The options will expire on August 11, 2009, and will be exercisable at $.50 per share. In addition, the Company granted Mr. Schlueter an option to acquire an additional 200,000 shares of the Company's common stock on August 2, 2000, in connection with his representation of the Company. These options expire August 1, 2010, and are exercisable at $1.938 per share. In connection with Mr. Schlueter agreeing to serve on the Company's Board of Directors, the Company granted Mr. Schlueter an option to acquire 50,000 shares of the Company's common stock in August 2000 at $200 per share. These options expire five years from the date of issuance. Mr. Schlueter is counsel for the Company and a nominee for the Board of Directors.

       On February 14, 2000, the Board of Directors granted to a former consultant of the Company an option to purchase 62,500 shares of the Company's common stock at an exercise price of $1.00 per share. The option is exercisable for a period of two years.

       In July 2000, the Board of Directors granted Derrin Smith an option to purchase 100,000 shares of the Company's common stock. The options vest immediately and expire December 31, 2005, and are exercisable at $2.00 per share. Also in July 2000, the Board of Directors granted Mr. Smith an additional option to purchase 2,000,000 shares of the Company's common stock. These additional options vest as follows: 250,000 vest on December 31, 2000, and are exercisable at $2.00 per share; 250,000 vest on March 31, 2001, and are exercisable at $2.00 per share; 250,000 vest on June 30, 2001, and are exercisable at $3.00 per share; 250,000 vest on September 30, 2001, and are exercisable at $3.00 per share; 250,000 vest on December 31, 2001, and are exercisable at $4.00 per share; 250,000 vest on March 31, 2002, and are exercisable at $4.00 per share; 250,000 vest on June 30, 2002, and are exercisable at $5.00 per share; and 250,000 vest on September 30, 2002, and are exercisable at $5.00 per share. These options were granted to Mr. Smith in connection with his employment with the Company effective July 4, 2000.

     In connection with Mr. Fallon agreeing to serve on the Company's Board of Directors, the Company granted Mr. Fallon an option to acquire 50,000 shares of the Company's common stock in July 2000 at $2.00 per share. These options expire five years from the date of issuance.


Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


       Since 1992, the Company has provided Edward Ting with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement.

       Since October 1998, the Company has provided Clement Cheung with a leased accommodation in Hong Kong for his use at a monthly rental of approximately $1,600. The term of the lease is from October 1, 1998, to September 30, 2000.

       The Company leases a residential accommodation from Mr. Cheung that is located in Shenzhen City, China, at a monthly rent of approximately $2,821. The lease is renewable on an annual basis. Rental expense amounted to $33,846 in each of 1999, 1998, and 1997, respectively.

       Edward Ting advanced the Company, on an interest free basis, $164,143 in 1999, $134,991 in 1998, and $127,639 in 1997. At December 31, 1999, and 1998,
the Company owed Mr. Ting the amounts of $274,134 and $134,991, respectively. The loan advances have no fixed repayment terms.

       In August 1999, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 95,500 shares. Of those shares, Edward Ting received 10,000 shares, Clement Cheung received 13,500 shares, and Fred Ko received 13,500 shares.

     In March 1998, Bothgreat obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Edward Ting was Chief Executive Officer, Chairman of the Board of Directors, and a principal shareholder of Glas-Aire, and Chris
G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. The Company recognized expense of $75,000 in 1998 in respect of this warrant. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000, and $250,000 of the loan proceeds was used to repay Glas-Air for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12%, and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Mr. and Mrs. Ting which had previously been pledged to secure the letter of credit arrangement.

     In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. In addition, Glas-Aire transferred the warrant to Mr. Ting. In November 1999, Mr. Ting exercised all of the warrants to purchase 250,000 shares of the Company at $1.10 per share which was settled by the reduction of the principal amount of the promissory note due to Mr. Ting by $275,000. The remaining promissory note balance of $225,000 was settled by the Company by issuing shares to Mr. Ting and by Mr. Ting's receiving the proceeds from the sale of an unincorporated business.

     In August 1999, the Company disposed of its entire investment in Flownet Irrigation Engineering Servicews company to Bright Prospects Holdings Limited, a company beneficially owned by Mr. Edward Ting. At the time of this transaction, the obligation to Mr. Ting under the Glas-Aire promissroy note was reduced by $225,000 based upon the following events:

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

       The Company currently has an oral agreement with Blake Street Group LLC ("Blake Street"), a limited liability corporation of which Chris G. Mendrop, a director of the Company, is a controlling member, pursuant to which Blake Street has agreed to assist the Company in the development of long-term strategic plans, including, but not limited to, the areas of management, marketing, and finance, and to perform certain other management consulting services for the Company. As compensation for these services, Blake Street is paid $1,000 per month.

       During 1999, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company, or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

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




                                            GETGO MAIL.COM INC.


Date: September 27, 2000                    By:  /s/  Derrin R. Smith, Ph.D.
                                               ---------------------------------
                                                      Derrin R. Smith, Ph.D.,
                                                      President, Chief Executive
                                                      Officer and Chairman of
                                                      the Board