Form 20-F
period 2000-12-31
GETGO MAIL COM INC
filed 2001-07-16
CIK 835538

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                         Commission File Number: 0-17250

                                   GETGO INC.
                          ----------------------------
                         (formerly GetGo Mail.com Inc.)
             (Exact name of Registrant as specified in its charter)

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

     Securities registered pursuant to Section 12(g) of the Act: Common Shares, $0.01 par value per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 10,422,947 Common Shares, par value $0.01, were issued and outstanding as of December 31, 2000.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

                             Yes [X]          No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                         Item 17 [ ]        Item 18 [X]

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


                                TABLE OF CONTENTS

                                    Part I                                 Page
                                                                           ----

Item 1     Identity of Directors, Senior Management and Advisers..........    1
Item 2     Offer Statistics and Expected Timetable........................    1
Item 3     Key Information................................................    1
Item 4     Information on the Company.....................................    9
Item 5     Operating and Financial Review and Prospects...................   25
Item 6     Directors, Senior Management and Employees.....................   33
Item 7     Major Shareholders and Related Party Transactions..............   43
Item 8     Financial Information..........................................   45
Item 9     The Offering and Listing.......................................   46
Item 10    Additional Information.........................................   47
Item 11    Quantitative and Qualitative Disclosures about Market Risk.....   50
Item 12    Description of Securities Other Than Equity Securities.........   50

                                     Part II

Item 13    Defaults, Dividend Arrearages and Delinquencies................   50
Item 14    Material Modifications to the Rights of Security Holders and
           Use of Proceeds................................................   50
Item 15    Reserved.......................................................   50
Item 16    Reserved.......................................................   50

                                    Part III

Item 17    Financial Statements...........................................   50
Item 18    Financial Statements...........................................   50
Item 19    Exhibits.......................................................   51

SIGNATURES

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 3 - "Key Information."

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

                                     PART I

As used in this Annual Report, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "Company" refers to GetGo Inc. and, where the context so requires or suggests, its direct and indirect subsidiaries.


Item 1. Identity of Directors, Senior Management and Advisors

          Not Applicable

Item 2. Offer Statistics and Expected Timetable

          Not Applicable

Item 3. Key Information

A.   Selected Financial Data.

     The selected financial data set forth below as and for each of the two fiscal years ended December 31, 1999 and 2000 are derived from the audited Consolidated Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which appear elsewhere in this Annual Report. The selected financial data set forth below as of and for each of the three fiscal years ended December 31, 1996, 1997, and 1998 have been derived from the Company's audited consolidated financial statements which do not appear in this Annual Report. The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes and Item 5 - "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

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



GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Selected Financial Data - Income Statement Data
(Stated in United States dollars)

                             Year Ended          Year Ended         Year Ended         Year Ended          Year Ended
                            Dec. 31, 1996      Dec. 31, 1997      Dec. 31, 1998       Dec. 31, 1999      Dec. 31, 2000
                            -------------      -------------      -------------       -------------      -------------

Statement of
Operations Data:(1)
Net Revenue                 $53,510,211         $29,086,564        $22,338,588         $17,620,343        $12,844,714

Gross Profit                  3,431,425           3,274,858          3,750,792           3,143,190          2,347,310

Selling, admin. and
general expenses             (3,563,450)         (3,502,226)        (4,003,868)         (4,349,782)        (5,810,737)

Loss on disposal of a
business                           --                  --                 --               (49,255)              --


Income (loss)
from operations                (132,025)           (227,368)          (253,076)         (1,255,847)        (3,463,427)

Other income                    (21,840)           (118,437)          (396,323)           (211,214)           310,863
(expense), net

Income (loss)
before
taxes                          (153,865)           (345,805)          (649,399)         (1,467,061)        (3,152,564)

Income tax (benefit)
expense                        (106,086)             21,041             23,906             (45,472)           (33,334)


Net income (loss)           $   (47,779)        $  (366,846)      $   (673,305)        $(1,421,589)       $(3,185,898)

Basic income (loss)
per share (2)               $     (0.01)        $     (0.05)      $      (0.09)        $     (0.18)       $     (0.32)





GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Selected Financial Data - Balance Sheet Data
(Stated in United States dollars)

                          Year Ended         Year Ended          Year Ended         Year Ended         Year Ended
                          Dec. 31, 1996      Dec. 31, 1997       Dec. 31, 1998      Dec. 31, 1999      Dec. 31, 2000
                          -------------      -------------       -------------      -------------      -------------
Balance Sheet Data (1)

Accounts
Receivable,net             4,791,683           5,738,649           4,366,540          2,264,855          1,472,998

Inventories                4,444,163           3,394,900           2,425,248          1,636,567          1,700,624

Total Current
Assets                    13,464,919          13,165,590          11,287,450          8,284,233          5,804,833

Property &
Equipment,net              1,100,213           1,004,794             670,251            323,281            329,407


Total Assets              14,827,854          14,393,400          12,468,763          9,540,664          6,931,280

Total Current
Liabilities               12,913,878          11,860,603          10,307,547          7,257,397          4,896,441

Non-Current
Liabilities                   11,274              25,148              45,472             29,417              3,904

Stockholders'
Equity                     1,902,702           2,507,649           2,115,744          2,253,850          2,030,935

----------------------

(1) Assets and liabilities are translated into United States dollars using the approximate rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate in effect during the period.
     The exchange rate has remained fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983.

(2) Based on 9,923,617 weighted average number of shares outstanding for the year ended December 31, 2000; 7,978,465 for the year ended December 31, 1999; 7,370,009 for the year ended December 31, 1998; 6,780,844 for the year ended December 31, 1997; and 6,624,211 for the year ended December 31, 1996.

     The Company has no set dividend policy, has not issued dividends in the past and future dividends, if any, will depend on the Company's net income, financial position and capital requirements, economic and market conditions, industry standards and other factors. Accordingly, there is no assurance that future dividends will be paid.

                                       3

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


B.   Capitalization and Indebtedness

          Not Applicable

C.   Reasons for the Offer and Use of Proceeds

          Not Applicable

D.   Risk Factors

Forward-Looking Statements

     Important Factors Related to Forward-Looking Statements and Associated Risks. Any statements in this report, which discuss the Company's expectations, intentions, and strategies for the future, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions. These statements are based on information available to the Company on the date of this report and the Company assumes no obligation to update them. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this report including, but not limited to:

o Timely development, market acceptance, and warranty performance of new products
o  Impact of competitive products and pricing
o  Continuity of trends
o  Customers' financial condition
o  Continuity of sales to major customers
o Interruptions of suppliers' operations affecting availability of component materials at reasonable prices
o  Potential emergence of rival technologies
o  Success in identifying, financing and integrating acquisition candidates
o  Fluctuations in foreign currency exchange rates
o  Uncertainties of doing business in China and Hong Kong
o Such additional risks and uncertainties as are detailed from time to time in the Company's reports and filings with the Securities and Exchange Commission

     In addition, as disclosed elsewhere under other risk factors, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In ligh of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


such disclosures. In connection with this "safe harbor" the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements included in this Annual Report on Form 20-F.

     Stability of the Hong Kong Dollar. The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 U.S. since 1983. The Chinese government has expressed its intention in the basic law to maintain the stability of the Hong Kong currency. There can be no assurance that this will continue and the Company could face increased currency risks if the current exchange rate mechanism is changed.

     Internal Political and Other Risks. The Company maintains several branches in China and serves as distributor of certain products in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by the Company. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason the Company were required to discontinue doing business in China, the Company's profitability would be substantially impaired.

     Uncertain Legal System and Application of Laws. The legal system of China relating to foreign investments is both new and continually evolving. Currently there can be no certainty as to the application of China's laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     Inherent Risks of Doing Business in China. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices are common in China. There can be no assurance that the Company will not suffer losses relating to such practices.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     Relations Between China and Taiwan. Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. Although not directly a threat to the Company, peaceful and normal relations between China and its neighbors reduces the potential for events which could have an adverse impact on the Company's business.

     MFN Status. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. In 2000, congress voted to make China's trade status permanent when it formally entered the World Trade Organization. However, Congress may again consider China's trade status in 2001 and thereafter as a result of the delay in China's entry into WTO. In the past, various interest groups have urged that the United States not renew MFN for China and may do so again before China's entry in the WTO. Even after China joins the WTO, controversies between the United States and China may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares and warrants.

     Dependence on Limited Major Suppliers. Texas Instruments Hong Kong (TIHK) supplied approximately 56% of the semiconductors sold by the Company in the year ended December 31, 2000. Purchases from the other two major suppliers used by the Company, Zilog and TDK were 6% and 28% respectively in 2000 as compared with 41% and 16% in 1999. The major reason for the decline was due to the decline in sales of Zilog products resulting in dependence on other major suppliers (i.e., TIHK and TDK).

     In 1999, the Company had one customer, Skyworth, a television manufacturer in China, which purchased 12% of the semiconductors sold by the Company. In 2000, the Company experienced increased competition from two major competitors, Toshiba and SGS-Thomson, which significantly reduced the Company's profit margin on these products. In addition, there was an oversupply of television sets produced from other local manufacturers in 2000. The oversupply resulted in stock piling of television sets, price slashes and increased credit risk.

     In view of this situation, the Company's Management decided to forego the revenue generated from this customer and successfully avoided the credit risk associated with television manufacturers in China. The Company then focused its sales efforts on its TIHK and TDK products to compensate the loss of its Zilog semiconductor sales. It took more time to develop the TDK semiconductors projects than the TIHK. Hence, revenues were generated from TIHK semiconductor sales much earlier in the year. This is reflected in the Company's semiconductor distribution sales figures showing TIHK's share of sales to be 58% of the total.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     Dependence on Key Personnel. The Company's future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon the Company's ability to attract and retain other qualified personnel. In particular, the Company is largely dependent upon the continued efforts of Dr. Derrin Smith, the Company's President, Chief Executive Officer, and Chairman of its Board of Directors, and Mr. Clement Cheung, Chief Financial Officer - GetGo Asia. To the extent that the services of Mr. Cheung would be unavailable to the Company, the Company would be required to obtain other personnel to perform the duties that he otherwise would perform. There can be no assurance that the Company would be able to employ another qualified person or persons, with the appropriate background and expertise, to replace Mr. Cheung on terms suitable to the Company.

     Potential Fluctuations in Operating Results. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond the Company's control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock.

     New Business Segments. The Company is investing money in its Unified Messaging product and is looking for other software technology to acquire. Unified messaging is an emerging technology that developed as a result of the recent proliferation of Internet technology. There can be no assurance that the Company will be able to develop a working Getgo Mail(TM) Card, manufacture it in marketable quantities or sell sufficient quantities to produce a profit. There also can be no assurance that the Company will be successful in obtaining qualified strategic corporate partners that provide Unified Messaging services as the Company intends to pursue in its business strategy or if such strategic partners are obtained that a profitable relationship will be formed or that Unified Messaging using the Getgo Mail(TM) Card will be attractive to consumers. The Company also needs significant capital investment in order to develop both the Unified Messaging business and the other software technologies that it hopes to acquire. There can be not assurance that the Company will be able to locate adequate capital investment to achieve its current goals.

     Dependence on General Economic Trends. The Company's semiconductor distribution division sells electronic products to manufacturers, contract manufacturing service providers, multinational enterprises and its joint venture OEMs in Hong Kong and China, who use them in a variety of consumer and industrial end-use products such as personal computers and peripheral computer products, organizers, audio equipment, toys, watches and industrial equipment. Large portions of these end-use products are eventually sold in the United States market. Hence, a severe recession in the U.S. economy might have the effect of decreasing the demand for these products, which in turn might have the effect of decreasing the demand for semiconductors and other electronic products. As a result, a severe downturn in the U. S. economy could have a substantial negative impact on the Company's business. Due to the cyclical nature of the semiconductor industry, the Company has focused on the diversification of its product mix and has expanded to other products, such as the irrigation, golf, turf and fertilizer products presently sold by the Company in Asia and is exploring the acquisition of broadband technology in the U.S. The Company will continue to seek the distribution of other products to counterbalance, to the extent possible, these economic cycles.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     Need for Additional Financing. The Company's new unified messaging business segment is capital intensive due to the development stage of the products. The Company raised proceeds of $1,644,358, net of offering expenses, in a private placement of its common stock and warrants during 2000. The Company allocated $791,000 of the proceeds from these to develop the working prototype of the Getgo Mail(TM) Card and for the working capital needed to develop the unified messaging business segment. The resources required to continue the development of the Getgo Mail Card and to execute the business plan of the unified messaging business segment are significant. Accordingly, management is currently seeking opportunities to raise additional capital. The Company has no commitments for any future financing and there can be no assurance that the Company will be able to obtain additional financing in the future from either debt or equity financings, bank loans or other sources on acceptable terms or at all. If available, any additional equity financings may be dilutive to the Company's stockholders and any debt financings may contain restrictive covenants and additional debt service requirements, which could adversely affect the Company's operating results. If the Company is unable to obtain necessary financing, it may be required to significantly curtail its activities.

     Enforceability of Civil Liabilities. The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in actions brought against the Company, including actions predicated upon civil liability provisions of federal securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Islands counsel that there is substantial doubt as to the enforceability against the Company or any of its directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws.

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock has been and could continue to be subject to wide fluctuations in response to operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends and other factors.

Item 4.  Information on the Company

         History and Development of the Company

     The Company was formed under the name Electrocon International, Inc. in March 1988 as an International Business Company under the laws of the British Virgin Islands. The Company subsequently changed its name to Getgo Mail.com, Inc. on October 14, 1999 and again changed its name to Getgo, Inc. on December 21, 2000. The registered office of the Company is HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located at 4610 S. Ulster, Ste. 150, Denver, CO 80237; 1 Main Street, Clinton, NJ 08809; and Block B, 8/F Prosperity Centre 77, Container Port Road, Kwai Chung, New Territories, Hong Kong.

     As of July 4, 2000 and upon the resignation of Edward Ting, the Company's Chairman and Chief Executive Officer since the Company's founding, Derrin R. Smith, Ph.D. became the Company's Chairman and Chief Executive Officer.

     Under Dr. Smith's direction the Company will pursue an expanded business focus. The Company's strategy is to operate and invest in companies that provide enabling technologies, which enhance the user's broadband experience. Thereby, the Company will become an advanced technology operating company with "convergence" enterprise companies owned partially or wholly by the Company and that are externally focused on generating revenue and earnings. The Company's management and advisory team also have resources for providing industry relationships, subject matter expertise, and executive experience to portfolio companies. Further, management intends to create, fund, and manage a private equity fund, which will invest in promising companies and technology. This new business strategy requires reorganization of executive management, the addition of a qualified technical advisory board, additional capitalization and a fresh technology focus. This focus is on emerging enterprises in information, communications, and broadband technology which management believes represents the next wave of the current "convergence revolution" in technology.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     In July 1999, the Company chose to redirect its focus by acquiring two patent license agreements (the "Patent License Agreements"). With the proprietary technology acquired under the Patent License Agreements, the Company's subsidiary completed the development of a credit card size device and supporting server software that permits a user to access voice data and store and retrieve the data from the device much as if it were in standard e-mail format. The Company believes this technology will provide the user with substantially more convenience in retrieving voice-messaging data. The Company transferred the patent licenses to its subsidiary, GETGO Mail.com USA, Inc, a British Virgin Island Company in March 2000, and advanced $791,000 in cash to fund the development of the product. The Company then created a new wholly-owned subsidiary called Mobilentity, Inc., a Delaware corporation ("Mobilentity") to conduct operations for its new product and exploit additional licensing opportunities. On December 31, 2000, in order to change the domicile of the subsidiary developing the GetGo mail card and to change GETGO Mail.com USA, Inc.'s name, GETGO Mail.com USA, Inc. was merged into Mobilentity.

     In September 2000 the Company entered into an agreement to acquire the patents that are the foundation of the Patent License Agreements, from Visual Access Technologies, Inc., a New York corporation, upon meeting certain conditions including: (i) obtaining additional financing for Mobilentity; (ii) the effectiveness of a registration statement to be filed with the Securities and Exchange Commission; and, (iii) the distribution of 90% of the ownership of Mobilentity by the Company to its shareholders (the "Spin Off"). The Company was not successful in meeting the conditions of the agreement with Visual Access Technologies, Inc. and as a result the Company did not acquire the patents. The licenses for the technology remain in place as per the July 1, 1999 agreement and the Company is continuing with its planned Spin Off of Mobilentity.

     Through the Spin Off, announced February 29, 2001, the Company will create a second public entity to focus exclusively on unified messaging. While the registration has been filed with the Securities and Exchange Commission, it has not yet been declared effective.

     The Company's traditional business consists of a diversified, Hong Kong-based holding company that conducts operations through its subsidiaries primarily in the following separate business segments:

     o    Distribution of semiconductor products in Hong Kong and China:

Market Segment -    Communication, Consumer, Computer, Telecom, Power Supply,
                    Networking and Industrial Products/Applications

Semiconductors -    Modem Semiconductors, Microprocessor, Micro-controller,
                    Power Supply Components, Mixed Signal IC, Low Power
                    Memories, Application Specific IC and some other general purpose IC

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     o Distribution of Golf Carts and related Products. the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong, Macau and China;

o    Organizational Structure

     The Company's principal operating entities are Electrocon Products Limited ("EPL"), Bothgreat Technology Limited ("Bothgreat"), Mobilentity, Inc. ("Mobilentity") and GetGo Ltd. Mobilentity has proceeded in the development of Mail Cards and enabling software for use by customers of providers of voice, e-mail and facsimile messaging devices. As a result of the Company's changing focus, the operating activity of certain other subsidiaries of the Company has diminished and the Company has transferred any remaining activity into other subsidiaries of the Company with active operations. China Electrocon Ltd. ("CEL"), Electrocon Overseas Limited ("EOL") and Electrocon (PRC) Limited ("EPRC") have no operating activity and are dormant.

Electrocon Products Limited

     Electrocon Products Limited, the operating entity through which the Company conducts its semiconductor distribution business, was incorporated under the laws of Hong Kong as a limited liability company in 1978 and became a wholly owned subsidiary of the Company in May 1988. (See "Semiconductor Distribution Business") EPL's total sales were approximately $9,391,000. EPL serves as the agent, distributor and/or representative for various well-known semiconductor suppliers (Texas Instruments, Zilog, TDK Semiconductor Corp, Linfinity and others) and sells the semiconductors mainly to manufacturers located in Hong Kong and China. The Company intends to explore new customers and markets in China to strengthen its market place and increase its revenues.

Bothgreat Technology Limited

     In 1993, EPL acquired 90% of the now-outstanding common stock of Bothgreat, a Hong Kong corporation, from two officers and directors of the Company. EPL subsequently acquired the remaining 10% of Bothgreat. Bothgreat is a distributor of golf course irrigation products, systems and irrigation installation contracts and turf equipment for sales in Hong Kong, Macao and China. During 2000, Bothgreat's total sales were approximately $3,453,000.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Mobilentity, Inc. (formerly Getgo Mail.com USA, Inc.)

     Getgo Mail.com USA, Inc., a British Virgin Islands international business company, was formed in January 2000 as a wholly-owned subsidiary of the Company for the purpose of the development and the marketing and distribution of the Getgo Mail(TM)Card. On December 31, 2000, Getgo Mail.com USA, Inc. was merged into Mobilentity, Inc., a Delaware corporation ("Mobilentity").

     Mobilentity has signed four license agreements with Visual Access Technologies, whereby it has obtained the rights to use intellectual property in the field of visual voice mail messaging protected by US Patent 5,572,576. Getgo, Inc issued Visual Access Technologies 450,000 shares of its common stock valued at approximately $465,625 for these licenses in 1999. The licenses were transferred from the parent to the subsidiary in March 2000 keeping with the philosophy of conducting operations through its subsidiaries

     In the spring of 2000, Mobilentity was advanced $791,000 from Getgo, Inc. for the purpose of designing and building a unified messaging card based on these technologies. Mobilentity incurred development costs for the Getgo Mail(TM) Card of approximately $233,000 and $34,000 in 2000 and 1999, respectively. The prototype for the unified messaging card has been completed and is ready for production.

     Mobilentity has also licensed or acquired significant patents in the areas of high-speed and wireless data transport, visual voice mail unified messaging, and cellular signal amplification technologies. Management believes that the patents the Company has in play are critical to next generation broad-band and wireless technologies, and is positioning these patents appropriately in our business model. The Company is working diligently to add additional intellectual properties to its model, both through further acquisition and internal development.

     In May 2001 Mobilentity executed a non-binding, 120 day term, letter of intent to acquire patents from Robert Hotto, an inventor in San Diego, CA. The terms provide that Mobilentity will issue its common stock in exchange for the patents. As of this date, a definitive binding agreement has not been executed. Management believes that these patents will play an important role to the next generation of both Broadband Internet connectivity, and to high-speed data access through cellular telephones.

     As part of this agreement, Mobilentity will own outright the following US
Patents:

     US Patent 5,864,754 - System and method for radio signal reconstruction using signal processor

     US Patent 5,410,541 and 5,646,940 - System for simultaneous analog and digital communications over an analog channel

     US Patent 5,357,566 - Object-oriented programmable dedicated dialer service and method of programming and calibrating the device

     Right of non-exclusive issuance of US Patent 5,985,481 - Reserve battery assembly and related method of use

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     In addition, Mobilentity will secure a right of first refusal for any new ideas or inventions developed, or created by Robert Hotto with respect to wireless technologies. Mobilentity is also in serious discussions to acquire other patents related to cellular telephone display technology.

     Management believes that the emerging communication markets will embrace Mobilentity's technology in order to provide a clean and uninterrupted data signal to remote devices, and to increase the bandwidth of traditional infrastructures. While Mobilentity's technology is not mandatory, management believes the realized benefit of implementing it new technology is enormous.

     Description of US Patent 5,864,754: This technology allows for more dependable reception of signals to wireless devices and broadband equipment and greatly improves upon existing methods of correcting interference. This is accomplished by cleaning and amplifying the signal while it is arriving at the remote device. Devices that will benefit from this technology include cellular phones, wireless PDA's, and cable modems. The next generation of "smart phones" will include the necessary circuitry to take advantage of this technology.

     Description of US Patent 5,646,940: This technology allows for two signal types, analog and digital, to share one analog line. Mobilentity is targeting the emerging VeDSL (Voice Enhanced DSL) market for deployment of this technology. This technology permits multiple telephone conversations be delivered to a home or small business over one existing physical line without requiring any additional hardware at the remote end. This is significant because numerous studies indicate that homes and small businesses now require several connections to deliver telephone, fax, and Internet services. By enabling the combination of a digital and analog signal over a standard telephone line, it will be possible to deliver multiple telephone line connections over a single line. This will greatly reduce the overall expense to the phone company without sacrificing service to the consumer.

     In March 2001, Mobilentity filed a registration statement with the SEC to spin-off from it's parent Getgo, Inc., Mobilentity has received initial comments back from the SEC and is in the process of completing the answers for submission. Once the Spin-Off is completed, it is expected that Mobilentity will be freely traded on the Nasdaq exchange.

o    Business Overview

Semiconductor Distribution Business

     The Company is engaged in the distribution and sale of semiconductors in Hong Kong and China. The Company acts as the agent, distributor and/or representative for various well-known semiconductor brand names like Texas Instruments, Zilog Inc, TDK Semiconductor Corp, AMI Semiconductor Inc, Nanoamp Solutions, Inc, and Galaxy Power Inc.

     Because of the shift from commodity trading to design-intensive or project-based activities, the Company's customers are now mainly local manufacturers, contract manufacturing service providers, multinational enterprises and/or its joint venture OEMs. The Company is serving its customers with added value in different market segments. The revenues (in percentage by

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


market segment) are 44% in communication equipment, 16% in consumer electronics, 2% in power supplies, 5% in computer, 2% in networking and the remaining 31% in other areas. The Company's semiconductor sales contributed approximately 73% to its operating revenues for the year ended December 31, 2000.

     Management intends to continue its efforts to "design-in" semiconductors into customer projects. The end-products include intelligent home appliances, PDAs, tax collection machines, wireless headsets, IC cards and point-of-sale terminals, security systems, remote metering, portable electronics, switching power supplies, networking and other emerging products. The Company believes that the new direction will create more profits, strengthen the market place, alleviate certain supplier and market segment dependence as well as gain customer satisfaction with value-added service. In order to enhance the Company's competitiveness, customer relationship and profitability, Management will seek new product lines to capture emerging products and provide turnkey or total solutions to better serve customers.

Customers and Marketing

     The Company's semiconductor customers, mainly in Hong Kong and China, are local manufacturers, contract manufacturing service providers, multinational enterprises and/or its joint venture OEMs, traders and global procurement agencies. Semiconductor sales cover different market segments in which the products include point-of-sale terminals, pay telephones, PBX systems (Communication Equipment: 44%), smart card readers, PDAs, portable audio, wireless headsets, battery chargers, security systems (Consumer: 16%), personal computers, computer peripherals (Computer: 6%), Home PNA, LAN, WAN (Networking:
2%), switching power supplies, back-up systems (Power Supply: 2%) and other products (Others: 31%). The Company supplies over 150 customers in Hong Kong and 100 customers in China. Total sales of semiconductor or semiconductors were approximately $9.3 million during 2000 compared to $13.6 million in 1999. The decline in sales was due to the Company rejecting sales with slim profit margin sales together with insufficient recovery of revenue generated from other suppliers in replacement for those drop-off products. (See "Suppliers," below.)

     Although the global semiconductor industry recorded positive results with the growth of over 20% in 2000 as compared with 1999, the Company reflected a decline of 18.5% in 2000.

     The reason for this decline was the change in the Company's marketing strategy, shifting from commodity trading to design-in or project-based activities. Management's belief was that providing added value by offering turn-key or total solutions to customers could achieve the following goals:

     Enhanced the competitiveness,

     Strengthened market share,

     Increased profitability,

     Increased customer satisfaction

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     From the first quarter to the third quarter in 2000 there was shortage of semiconductors which resulted in price escalation. Demand for semiconductors leveled off and then slowed down during the fourth quarter of 2000 and semiconductors prices then began going down.

     The Company forecasts that semiconductor sales will not be robust as long as there is an oversupply in the market. The Company projects that its semiconductor business will encounter a decline in sales.

Suppliers

     In Hong Kong, the Company represents, either as distributor or agent, several of the world's largest semiconductor manufacturers. The following summarizes the purchasing activity with the various manufacturers:

          --------------------------------------------------------
              Year          Texas        Zilog Inc       TDK
                         Instruments
          --------------------------------------------------------
              2000           56%            6%           28%
          --------------------------------------------------------
              1999           33%            41%          16%
          --------------------------------------------------------
              1998           32%            25%          15%
          --------------------------------------------------------
              1997           47%            13%          12%
          --------------------------------------------------------


     The Company represents these manufacturers on a non-exclusive basis in Hong Kong and China.

     Most of the Company's arrangements with its semiconductor suppliers are evidenced by formal distributorship or sales representative agreements that are typically non-exclusive and are for a period of one year. The Company, however, has a three-year contract with TDK Semiconductor Corp. The Company's agreements with its suppliers authorize the Company to represent or carry the product lines of these semiconductor manufacturers in Hong Kong and China. In early 2001 the Company's subsidiary, EPL, became a product reseller for TIKH in China. To date, the Company has not experienced any problems in renewing most agreements, and the Company believes that it has a reasonably stable relationship with its suppliers. The Company has no set return policies with its existing suppliers.

Transportation

     Currently, the Company incurs heavier transportation costs in its semiconductor distribution business because its key customers are located in China. The Company bears all transportation costs on shipments of semiconductors from the Asian factories of its suppliers to its customers in Hong Kong and China. The Company paid approximately $148,000 and $117,000 in transportation costs in 2000 and 1999, respectively, a 26.5% increase.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Competition

     The sale and marketing of semiconductors is a highly competitive business. The Company's major competitors are other authorized distributors and representatives for the same products the Company represents as well as other competing brand names such as Motorola, Toshiba, SGS-Thomson, Philips, Linear Technology, Maxim, NEC, Conexant, Atmel, Vishay, Fairchild, Analog Device, and Samsung. These brand names market and sell their products directly to larger customers, while the Company serves mainly small and medium scale customers. The Company's major competitors in Hong Kong and China are Arrow Group, Avnet Group, Future, WPI, Sunrise, Ingram Micro, MEMEC Group, Excel Point, Wintech, Array, Atek, Gold Insignia and other similar scale companies. The major competitors represent many product lines in which the their superior sales forces and aggressive pricing give them an advantage over the Company. However, the Company's success is based on its product reliability, technical support and excellent customer service rather than its price competitiveness.

     Despite the Company's efforts it may not be able to compete successfully against its competitors, and competitive pressures could have a material adverse effect on the Company's business.

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

     In 2000 Bothgreat's net sales were approximately $3,453,000, with an operating loss of approximately $400,000. No single customer accounted for 10% or greater of the net sales for 2000.

Unified Messaging Business

     On July 1, 1999, the Company entered into a patent license agreement (the "July 1 Agreement") with Visual Access Technologies, Inc. ("VAT"), a New York corporation. Under this agreement, the Company was to receive certain rights to manufacture, use and sell the Getgo Mail(TM) Card and to develop, manufacture, use and sell certain enabling software that operates in conjunction with the Getgo Mail(TM) Card.

     Under the July 1, 1999 Agreement, the Company received the following:

o an exclusive license to manufacture, use and sell Getgo Mail(TM)cards in Asia;

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

     Mobilentity incurred development costs for the Getgo Mail(TM) Card of approximately $233,000 and $34,000 in 2000 and 1999 respectively. The Company has not earned any revenues to date from this product. It is the Company's current plan to first establish a demand for the Getgo Mail(TM) card with commercial customers such as large Internet service providers and then develop a market for an ASIC product that would be designed and built to a customer's specifications and used in that customer's product. There can be no assurance that a demand will develop for an ASIC product that performs the specific function of remote visual access messaging from a server, allowing for the retrieval and linking of voice mail and e-mail messages to a cellular phone, PDA or laptop computer.

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

Competition

     In the unified messaging market and in the areas of high-speed and wireless data transport, visual voice mail unified messaging, and cellular signal amplification technologies, there is considerable competition The Company has not yet marketed its Getgo Mail(TM) Card. The Company has developed a prototype, but has not begun marketing the product. When the Company begins to market this product it anticipates that its competition will be Palm Inc. (Palm Pilot) and other manufacturers of cellular phone products and wap phones, a type of cellular phone that is capable of downloading e-mail from Internet Service Providers.

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

     Despite the Company's efforts it may not be able to compete successfully against its competitors, competitive pressures could have a material adverse effect on the Company's business.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     The resources required to support the development of the Getgo Mail(TM) Card/Unified Messaging business are significant and the Patent License Agreement is indicative of a significant departure from the Company's two historical business segments.

     The Company, through its wholly-owned subsidiary, Mobilentity, Inc (see
Item 4, Organization Structure--Mobilentity) has entered into a non-binding, 120 day term, letter of intent to acquire patents from Robert Hotto, an inventor in San Diego, CA. Such patents, if acquired, will enhance and add to this segment of the Company's business.

     In June, the Company announced that it had signed letters of intent for investments in two software companies:

     Preface Systems, Inc. Preface Systems, Inc. ("Preface") is developing an internet-based solution for payor processing of a significant portion of the more than $30 billion annual health insurance claim transactions. Preface's product will result in a virtually paperless process, one that addresses the current 30 - 35% rejection rate, integrates easily with existing client systems and reduces the estimated $50 billion in annual fraud and handling charges associated with these transactions.

     Management believes that acquiring this equity position in Preface will create shareholder value directly from anticipated increases in Preface's enterprise valuation. Management believes this will occur because of the synergies that will result from the combination of technology and capital infusions that will accelerate Preface's product development. Furthermore, the relationship will allow the Company to further exploit it's own Extensible Mark-up Language ("XML") competency residing in Analytic Solutions, accelerating the development cycle, and reducing the time to market the insurance software product.

     The letter of intent signed by the Company and Preface Systems, Inc. provides for the Company to acquire 2,500,000 shares of Preface's common stock (approximately 2.5% of its total authorized shares) in exchange for $250 and certain consulting services, which have been rendered to Preface by the Company. Preface also agrees to sell the company 10,500,000 shares of its common stock for $3,000,000, contingent upon the Company's ability to raise $3,000,000 in a private placement.

     Analytic Solutions.Com Inc. Analytic Solutions.Com Inc. ("Analytic Solutions") is a provider of custom software solutions to businesses. Since its inception, Analytic Solutions has been retained to provide ongoing services to Chase Manhattan Bank, General Motors Acceptance Corp. (GMAC), State of Colorado Public Employees' Retirement Association, McCracken Financial Systems and First Trust Corp. Services rendered have ranged from architecture and design for the GMAC e-commerce Web site, to development of trading systems for the Chase fixed income trading floor integrating multiple internal and external data sources for the daily mark-to-market and investment analysis of approximately 15,000 fixed income securities spanning 70 separately managed portfolios. Analytic Solutions is a co-developer with Preface Systems of the Preface medical billing product.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     Analytic has also developed work force collaboration software which it calls ProLink, a new product that the Company will co-market for 40% of the software license revenues and 10% of the fee for services revenues. Management believes that there is a substantial demand for this product, which is completed and ready for direct sales into the market place. The sale of ProLink software will create a new profit center within the Company.

     The Company has agreed to purchase as 25% equity position in Analytic Solution's common stock in exchange for a $1,000,000 non-recourse promissory note. The note is to be paid from a portion of the proceeds from the Company's next private placement.

     Both the Analytic Solutions and Preface Systems investments are contingent on the Company's ability to raise significant capital investment in the next four months. If the Company is not successful in raising this capital, these investments will not materialize.

     Government Regulation

     United States export laws impose restrictions on the export and re-export of all U.S.-origin goods and technology, whether shipped directly from the U.S. or from foreign subsidiaries or affiliates of U.S. companies. The primary purpose of these restrictions is to prevent certain strategic goods and technology from being delivered to communist and other "restricted" destinations. Thus, exporters may generally ship U.S.-origin goods and technology only under an export license granted by the United States Department of Commerce and only upon receipt from the importer of certain representations as to the final destination of the goods or technology being shipped. Further, neither the exporter, the importer nor any other person may, without Department of Commerce approval, re-export U.S.-origin goods or technology or foreign products containing U.S.-origin parts or components or based on technical data of U.S.-origin from the authorized destination to any other restricted destination. Since most of the Company's semiconductor suppliers are either U.S. companies or subsidiaries or affiliates of U.S. companies, and its customers use U.S.-origin components, virtually all of the semiconductors sold by the Company are subject to U.S. export laws. U.S. export laws also apply to the components (and end products using these components) obtained from U.S. suppliers for the Company's electronics business.

     The export and import of goods into and out of Hong Kong must be made under a license granted by the Hong Kong government. The Company may also be subject to the import, export and trading laws of other countries where it does or may do business.

     A violation of any export, import or trading law by the Company or any of its affiliates or suppliers that results in the denial of export or trading privileges to any of such parties could have a material adverse effect on the Company and its operations. The Company believes that it is in compliance with all applicable export, import and trading laws and that it has taken all steps necessary to ensure continued compliance with such laws. The Company is also not aware of any denial orders restricting the ability of any of its suppliers from exporting semiconductors or components to the Company. However, there can be no assurance that such an order will not be issued in the future.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

A. Organizational structure.

     The Company has seven wholly-owned subsidiaries:

     o Electrocon Products Limited (EPL) which was organized under the laws of Hong Kong, is responsible for sourcing, sale and distribution of semi conductor and other electronic components;

     o Bothgreat Technology Limited (Bothgreat), which was organized under the laws of Hong Kong, is responsible for sales and distribution of low-tech golf and turf equipment, irrigation systems, and golf carts.

     o Mobilentity, Inc. (Mobilentity) which was organized under the laws of Delaware, is developing unified messaging products, software and services.

     o GetGo Limited (GL), which was organized under the laws of Hong Kong S.A.R., is responsible for research and development support for the mail card project.

     o GetGo Colorado, Inc., which was organized under the laws of Colorado has no current operations.

     o China Electrocon Ltd., which was organized under the laws of Hong Kong, has no operating activity and is dormant

     o Electrocon Overseas Ltd., which was organized under the laws of Hong Kong, has no operating activity and is dormant.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Employees

     As of March 1, 2001, the Company employed 38 persons on a full-time basis, of whom 25 were associated with its semiconductor distribution business, eight were associated with its turf and irrigation equipment business, and three were associated with its unified messaging business. The Company and its subsidiaries are not parties to any material labor contract or collective bargaining agreement.

     Licenses, Franchises, Concessions and Royalty Agreements

     As of December 31, 2000, the Company had no licenses, franchises, concessions or royalty agreements that are material to its business as a whole, except for the distributorship and sales representative agreements with its semiconductor and golf related products suppliers and the Patent License Agreements that its subsidiary Mobilentity has with Visual Access Technologies, Inc.

Certain Foreign Issuer Considerations

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

     The land ownership system in China is similar to Hong Kong, in which all land is owned by the government. The Chinese government and its various government entities grant leases to persons, firms and corporations on the basis of an annual rental payment and other terms and conditions. Such leases are generally freely transferable during their term.

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Property, Plants and Equipment

British Virgin Islands

     The registered office of the Company is located Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such office, through the Company's registered agent, HWR Services Limited. The material properties of the Company and its subsidiaries, both owned and leased, are described below.

Hong Kong

     Commercial Property. Since October 1989, the Company's principal executive offices have been located in the Prosperity Centre, Kwai Chung, Hong Kong. This facility, consisting of approximately 7,500 square feet, houses the Company's executive offices and warehouse space. The Company leases the space through EPL from an unaffiliated company for a base rent of approximately $6,250 per month and additional expenses of approximately $2,936 per month in maintenance and other fees. The lease expires on September 6, 2003.

     Residential Property. Since 1991, the Company has provided a director, Mr. Edward Ting, with a leased accommodation in Hong Kong for his use. (Mr. Ting resigned as a director in July 2000 but remains active in the Company as a major shareholder.) This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement. See Item 6 B, "Compensation" and Item 7, "Major Shareholders and Related Party Transactions." It is anticipated this lease will continue.

     Since October 1998, the Company has provided a former director and an officer, Mr. Clement Cheung, with leased accommodation for his use at a monthly rental of approximately $1,600. The term of the lease is from October 1, 1998 to September 30, 2000. The lease was renewed for two years (September 30, 2002) at a monthly rental of $1,500. See Item 11, "Compensation of Officers and Directors," Item 13, "Interest of Management in Certain Transactions," and Note 12 to the Financial Statements included herewith.

China

     The Company leases a commercial property consisting of approximately 1,762 square feet at Bellview Tower, Lo Hu District, Shenzhen City, Guangdong Province, China, which it uses for its China liaison office. The property is owned by Mr. Edward Ting, the Company's former CEO. The Company pays a monthly rent of approximately $2,821 pursuant to a three-year lease which expires May 31, 2003. See Item 13, "Interest of Management in Certain Transactions."

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Adequacy of Facilities.

     The Company believes that the Company's manufacturing complex will be adequate for its reasonably foreseeable needs.

Item 5. Operating and Financial Review and Prospects.

     The following discussion and analysis should be read in conjunction with
Item 3, "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

Overview

     During 2000, the Company derived its revenues from two primary areas of operations, namely distribution and sales of semiconductors in Hong Kong and China, and the distribution, sale, and installation of turf and irrigation equipment in China, Hong Kong and Macau. Also, during 2000, the Company began development of its unified messaging business.

     Semiconductor Business. The Company is currently an agent and distributor for a number of well-known suppliers of semiconductors through EPL. In 2000, as in previous years, the Company purchased the majority of its semiconductors from Texas Instruments Hong Kong ("TI HK"). The Company's distribution and representation agreement with TDK is exclusive for a period of three years, while other vendors are non-exclusive and renew their contracts with the Company annually. These agreements authorize the Company to represent or carry the product lines of these semiconductor manufacturers in Hong Kong and China. The Company now sells to over 150 small and medium-size Hong Kong customers and approximately 110 small and medium-size Chinese customers. Net sales in 2000 from this business segment were approximately $9,391,000.

     Turf and Irrigation Equipment Business. The Company commenced its business of distributing and selling turf and irrigation equipment in China in 1993. The products include Rain Bird irrigation systems and John Deere and Club Car golf cart and utility vehicles. The Company supplies Rain Bird irrigation systems to golf courses in Hong Kong and Macau, and sells golf and turf equipment to over 65 golf courses in Hong Kong, China and Macau. In 1997, the Company was also appointed as a non-exclusive John Deere Agricultural Dealer, selling their agricultural equipment and parts in China. Net sales in 2000 from this business were approximately $3,453,000.

     Unified Messaging Business. The Company began development of its working prototype of the Getgo Mail(TM) Card in 1999. Mobilentity incurred development costs for the Getgo Mail(TM) Card of approximately $233,000 and $34,000 in 2000 and 1999 respectively. The Company has not earned any revenues to date from this Development costs of the Company are included with other selling, general and administrative expenses of the Company.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


A.   Operating Results

     The following table sets forth selected income data as a percentage of net revenue for the fiscal years indicated.

                                                Year ended December 31,
                                       ----------------------------------------
Income Statement Data                  1998             1999             2000
                                       ----             ----             ----

Net revenue                           100.0%           100.0%           100.0%
Cost of sales                         (83.2)           (82.2)           (81.7)
Gross profit                           16.8             17.8             18.3
Selling, administrative and
general expenses                      (17.9)           (25.0)           (45.2)
Loss on disposal of business           --               (0.3)            (0.0)
Loss from operating                    (1.1)            (7.1)           (26.9)
Other income (expense), net            (1.8)            (1.2)             2.4
Loss before income tax                 (2.9)            (8.3)           (24.5)
Income tax expense (benefit)           (0.1)            (0.3)            (0.3
Net loss                               (3.0)            (8.0)           (24.8)

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net revenue. Net revenue from different industry segments were as follows:

                                      1999            2000           % Change
                                      ----            ----           --------

Semiconductor business            $13,612,926      $9,391,932           (31)%
Unified Messaging Business                  0               0              0%
Turf and irrigation
  equipment business                4,007,417       3,452,782           (14)%
                                    ---------       ---------       ---------
                                  $17,620,343     $12,844,714           (27)%

     The Company's semiconductor distribution business continued to feel the impact of the Asian financial crisis and too much production capacity in 2000. Although the microprocessor market was expected to rebound in the Asia Pacific region during the fourth quarter of 1998, the global impact of weak Asian economies resulted in the key semiconductor markets not strengthening until the last quarter of 1999. The oversupply of manufacturing capacity kept average selling prices low and eroded revenue growth. As a result, our revenues from the semiconductor distribution business for 2000 were down $4,220,994, (31%) from 1999's sales of $13,612,926.

     The golf industry in the region incurred declining revenues. However, the declines in revenues from the irrigation installation projects were partially offset by increased revenue from equipment distribution from the Company's other distributor contracts. As a result of these factors, our overall revenue from this segment in 2000 was down $554,635 (14%) from 1999.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     The unified messaging segment of the business is still in the development stage and has not generated any revenues.

     Gross Profits. Gross profits from the different industry segments were as follows:

                                   1999             2000           % Change
                                   ----             ----           --------

Semiconductor business           $1,932,851       $1,383,668           (28)%
Unified Messaging Business       $        0       $        0              0%
Turf and irrigation equipment
   business                      $1,210,339          963,642           (20)%
                                 ----------       ----------       ---------
                                 $3,143,190       $2,347,310           (25)%

     The decline in gross profits was attributable to the decline in sales, the margins remained relatively constant in the semiconductor business and declined in the turf and irrigation business. The margin decline in the turf and irrigation business arose from competitive factors.

     Selling, administrative and general expenses. Selling, administrative and general expenses were $5,810,737 in 2000 compared to $4,349,782 in 1999, representing a 45% increase. The increase was primarily was due $1,318,625 in compensation expense charged to operations arising from the fair value of employee and non-employee stock options granted during 2000. The Company also incurred product development expenses of approximately 233,000 in connection with the development of the Getgo Mail(TM) cards as compared with $34,000 in 1999. The Company reduced other general and administrative expenses by approximately $80,000 through increased operating efficiency.

     Other income (expenses), net. The details of other income (expenses), net are as follows:

                                                  Year Ended December 31,
                                                 1999                 2000
------------------------------------------------------------------------------
Interest income                                220,875                162,484
------------------------------------------------------------------------------
Interest expense                              (515,164)              (356,062)
------------------------------------------------------------------------------
Share of losses of an affiliated                (2,234)                     0
company
------------------------------------------------------------------------------
Other income                                    85,309                504,431
------------------------------------------------------------------------------

     Interest expenses, net of interest income, decreased by $100,711 from 1999 to 2000 primarily as a result of decreases in short-term borrowing rates and short-term borrowing.

     Other income increased by $419,122 or 491% principally because the Company collected certain receivables previously charted to operations as bad debts in the amount of $291,434, foreign exchange gains of $151,488 increased the income and was not present in 1999, other income decreased by $23,800 in 2000.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Net revenue. Net revenue from different industry segments were as follows:

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


                                       1998             1999          % Change
                                       ----             ----          --------

Semiconductor business             $16,698,983       13,612,926         -18.5%
Turf and irrigation
  equipment business                 5,639,605        4,007,417         -28.9%
                                     ---------        ---------      ----------
                                   $22,338,588      $17,620,343         -21.1%

     Our semiconductor business continued to feel the impact of the Asian financial crisis and too much production capacity in 1999. Although the microprocessor market was expected to rebound in the Asia Pacific region during the fourth quarter of 1998, the global impact of weak Asian economies resulted in the key semiconductor markets not strengthening until the last quarter of 1999. The oversupply of manufacturing capacity kept average selling prices low and eroded revenue growth. As a result, our revenues from the semiconductor distribution business for 1999 were $13,612,926, down 18.5% from 1998.

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

     Management believes that inflation has not had a material effect on its business between 1999 and 2000. All of the Company's manufacturing is being done in China, and China is experiencing deflation. If that trend continues, the Company could incur decreased labor costs with regard to its Chinese operations, resulting in lower production costs. Although the costs to the Company of components used in the manufacture of its products have been relatively stable, management believes that any possible significant increase in material costs would affect the entire electronics industry and thus would not have a negative material impact on the Company's competitive position.

Taxation

     Under current British Virgin Islands law, the Company is not subject to tax on its income. The Company's subsidiaries in the U.S. are subject to U.S. income taxes but those subsidiaries have not achieved profitability yet. Most of the Company's profits accrue in Hong Kong, where the corporate tax rate is currently 16%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to GetGo by its subsidiaries. Therefore, the Company's overall effective tax rate may be lower than that of most United States corporations; however, such could be materially and adversely affected by changes in the tax laws applicable to the Company.

     The Company's U.S. source income and expense is subject to U.S. Federal and State Income Taxes; the current Federal corporate rate is 34% and the state rates vary with the state ranging from 4.63% in Colorado to 9% in New Jersey.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Mobilentity, Inc. a wholly-owned subsidiary had U.S. and New Jersey income tax loss carryforward in the amount of $700,000 expiring in 2020. GetGo, Inc. had U.S. and Colorado income tax loss carryforward in the amount of $960,000 expiring in 2020.

Exchange Rates

     Sales to international customers are made directly from the Company to its customers. The Company sells all of its products in United States dollars and pays for its material components principally in United States and Hong Kong dollars. Most factory expenses incurred by the Company are paid in Chinese renminbi. Because the Hong Kong dollar is pegged to the United States dollar, the only material foreign exchange risk to the Company arises from potential fluctuations in the Chinese renminbi; however, the Chinese renminbi was very stable in the past fiscal year and it is unlikely that there will be material fluctuations in the coming year. The Company does not currently engage in hedging transactions, and does not intend to do so in the future.

B.   Liquidity and Capital Resources.

     Over the last three years, the Company's cumulative use of cash in operating activities amounted to $1,670,249. In the same period the Company generated cash from financing activities in the amount of $1,759,413 and generated $ 384,366 in cash flow from its investing activities. The net result of the three years cumulative activity is to increase cash by $473,530.

     In 2000, the Company used $1,491,826 in operating activities. The company generated $1,680,820 from its financing activities. The Company used funds for the purchase of property, plant and equipment amounting to $79,962 and generated funds in the amount of $71,795 from the decrease in the golf club membership. These resulted in $8,167 being used in investing activities. The components of the financing activities consist of the Company using $112,760 and $1,695,389 for repayments of its obligations to a director and short-term borrowings, respectively, and generated funds by decreasing its restricted cash by $1,845,169, the Company has received proceeds of a private stock placement of $1,644,358. The total activities resulted in a net increase in cash of $ 180,827.

     Currently, the Company does not have any material commitments for capital expenditures.

     The Company is not aware of any commitments, contingencies or events within its control that may significantly change its ability to generate sufficient cash from internal or external sources to meet its needs.

     Management believes that the Company's current cash reserves, together with cash generated from operations, will enable it to fund the operations of its semiconductor and turf and irrigation equipment businesses until at least December 2001. However, additional funding is needed to continue the development of the Getgo Mail Card and to execute the business plan of the unified messaging business. Accordingly, management is currently seeking opportunities to raise additional capital through the issuance of additional common stock or incurring

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


additional debt. The Company has no commitments for any future financing and there can be no assurance that the Company will be able to obtain additional financing in the future from either debt or equity financings, bank loans or other sources on acceptable terms or at all. If available, any additional equity financings may be dilutive to the Company's stockholders and any debt financings may contain restrictive covenants and additional debt service requirements, which could adversely affect the Company's operating results. During 2001, the Company is focusing on improving the operating performance of its semiconductor and turf and irrigation equipment businesses and deferring further investment in its unified messaging business until additional funding is obtained. If the Company is unable to obtain necessary financing, it may be required to significantly curtail its activities.

Foreign Currency Exchange.

     Uncertainty in world economies and the expectations for higher U.S. interest rates caused a gradual strengthening of the U.S. dollar during the period. Most of the Company's total revenue was derived from sales in Asia. The net income effect of foreign currency exchange rate fluctuations versus the U.S. dollar on the Asian operation was minimal.

C.   Research & Development, Patents and Licenses etc.

     As of December 31, 2000, except for the patent rights acquired under the Patent License Agreements, the Company does not hold and has not applied for any patents or trademarks in the United States or other countries.

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


D.       Trend Information.

     In 2000, global semiconductor sales rose for the 2nd consecutive year and reached $222 billion. That figure was achieved even though sales began to slacken in the fourth quarter, leading to an uncertain picture for 2001. According to a recent report released by the Semiconductor Industry Association, global semiconductor sales in May 2001 dropped 7.3% to $12.7 billion and were lower than May 2000. Hence, the Company is not anticipating significant growth in this area and is seeking opportunities to diversify its business.

     The Company intends to invest in and acquire enterprises with a proprietary intellectual property that enhances the users' experience with technology. This places GetGo squarely in the position of developing core competencies in XML programming and content creation, one of the most notable trends in IT/internet/broadband technology today. The ability of XML to handle extremely complex data sets will make it de facto an international standard programming and architecture tool. Enterprises worldwide are looking to capture enormous sets of legacy data into a web-enabled, more user-friendly environment. The trend is for XML to provide that solution set, and the Company's equity position with Analytic Solutions and its ProLink work force collaboration software establishes a toe-hold in that domain.

     The health care industry, and especially claims processing, involve huge amounts of data archiving and processing and XML is becoming a major solution for health care IT professionals. The current IT trend is to capture and web-enable health care data, much of which has never been automated beyond the occasional Excel spreadsheet. Working with Preface Systems and the payer software product allows the Company to take advantage of this trend and participate in this rapidly-growing business environment.

     Trends related to entertainment, content, and programming for the new media environment, as represented by the Internet, include higher demand for high quality, short subject streaming media. As bandwidth constraints are being overcome, the trend is for short-subject entertainment, including "edu-tainment" for educational, entertaining short subjects, and "adver-tainment" for advertisements built with entertaining qualities. The ability to create, build, and stream short-subject programming is a trend expected to rapidly accelerate during the coming years.

     A final significant industry trend to which the Company's management team is sensitive is the recurring revenue model and profit orientation of the technology industry. By procuring software agreements by which we have revenue sharing of 40% of software license fees and 10% of fee-for-services revenue, in exchange for marketing and sales support and expertise, it is possible to create additional profit centers within Getgo, Inc as an operating company, not limited to just equity growth as a holding company. This trend toward hybrid revenue and value models can be expected to continue for many years.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Item 6. Directors, Senior Management, and Employees.

A.   Directors and Senior Management

     The current directors and executive officers of the Company are identified below. The directors are elected at the annual meeting of shareholders and each serves until his successor takes office or until his earlier death, resignation or removal. The officers serve at the pleasure of the Board of Directors of the Company.


Name                            Age         Position with the Company
----                            ---         -------------------------

Derrin R. Smith Ph.D.           45          President, Chief Executive Officer,
                                            a directory and Chairman of the
                                            Board of Directors

Henry F. Schlueter,             50          Secretary, Director

Les Bates                       58          Interim Chief Financial Officer

Mark S. Raimer                  53          Director

Clement  W. K. Cheung           45          Chief Financial Officer -GetGo Asia

     DERRIN R. SMITH, PH.D. became the President, Chief Executive Officer, a director and Chairman of the Board of the Company on July 4, 2000. Dr. Smith has over 17 years of experience developing and directing strategic high technology programs and enterprises. This background includes domestic and international (Asia, South America and Middle East) activities for both government and the private sector. Prior to joining the Company, Dr. Smith operated his own private company, DRS Sciences, Inc. from 1992 to the present. DRS Sciences, Inc. is engaged primarily in providing consulting services in the design and development of computer software, the integration of such software with the hardware platforms utilized by his clients and investment banking services for high technology ventures. In June 1998, Dr. Smith's company entered into an agreement with CeBourn Ltd., an investment banking firm specializing in telecommunications, software and high technology, under which Dr. Smith served as CeBourn's chief economist. Dr. Smith devoted his time substantially full time to CeBourn Ltd. under this agreement from May 1998 to May 2000. Prior to commencing active operations of his own company, Dr. Smith was employed by M.I.T.R.E. Corporation in various capacities. Concurrently with the above positions, Dr. Smith provided consulting services to several companies.

     HENRY F. SCHLUETER has served as Assistant Secretary of the Company since October 6, 1988. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar. Mr. Schlueter received his law degree from the University of Wyoming College of Law in 1978.

     LES BATES has been retained as interim CFO to manage and assist with the Company's accounting and finance functions. Mr. Bates is an experienced CPA and CFO with experience working with both public and private companies. He was a Senior Accountant for Coopers Lybrand, audit manager for Seidman & Seidman, and CFO for a private company in the media duplication and manufacturing industry and a company in the oil and gas exploration industry. Mr. Bates has been involved in the design software applications used privately. Mr. Bates has extensive experience providing valuations for mergers and acquisitions.

     MARK S. "Skip" RAIMER is an experienced senior technology executive with a background that emphasizes operations, technology and successful fund-raising. Raimer's accomplishments include developing a voice Biometric software package for Internet use, as a Chief Operations Officer for Sentry Systems, also directing the team through two rounds of venture capital fund raising; directing integrated logistic support for Geotek Technologies, and he was director of resource and program management for information systems at Time Warner Communications. In these capacities he was responsible for all phases of program and resource management, including supervising large-scale software development efforts using structured tools and methods and overseeing their implementation, operation, and sustainment. He is currently Vice President of Support Services for Authentor Systems, Inc., an enterprise he helped to raise over $8,000,000 of private equity investment. As a US Army Signal Corps Lt. Colonel, he served as Chief of Integration (J-6N) for US Space Command at the North American Aerospace Defense Command (NORAD); and was Chief of Communications in the Sinai for the Multinational Peacekeeping Forces and Observers. Colonel Raimer has extensive international experience in eastern Europe, including Romania; as well as Asia and the Middle East.

     CLEMENT W. K. CHEUNG is a former Secretary/Treasurer and member of the Company's board of directors. Mr. Cheung resigned his seat on the Company's board of directors on July 19, 2000 to provide vacancies for new investors. He joined the Company's subsidiary, EPL in 1990 as an accounting and administrative manager. He currently serves the Company as its Chief Financial Officer for its Asian operations. Prior to joining the Company, Mr. Cheung was the controller for Econ Electronics Limited, which was acquired by the Company in 1990.

     No family relationship exists among any of the named directors and executive officers. Except as described herein, no arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

B.   Compensation.

     The aggregate amount of compensation paid by GetGo and its subsidiaries during the year ended December 31, 2000 to all directors and officers as a group for services in all capacities was approximately $205,500 including compensation in the form of housing (in the amount of $19,500) in Hong Kong for its Chief Financial Officer -GetGo Asia, Mr. Cheung, consistent with the practice of other companies in Hong Kong.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2000.

Directors

     Directors do not receive any additional monetary compensation for serving as directors of the Company. All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

C.   Board Practices

     Messrs. Henry F. Schlueter and Mark S. Raimer are members of the Company's Audit Committee. The Audit Committee's responsibilities include recommending to the board the selection of its independent auditors, reviewing the arrangements and the scope of the independent audit and reviewing all financial statements. The Company does not yet have a compensation committee.

D.   Technical Advisory Board

     The Company's board of directors has appointed a Technical Advisory Board ("TAB"). The GETGO Advisory Board provides the Company with expert analysis and proactive insight on a wide variety of technical topics including: equipment, broadband services, software methodology, next generation delivery, and support systems, among other things. With the rapidly changing requirements of the broadband, convergence market place, the quarterly meetings of the technical Advisory Board will help to keep GETGO targeting companies with an appropriate level of technological leadership for our toolkit, core technology enterprises. The following individuals have agreed to serve on the Advisory Board:

     STEVE PEARSE is Chairman and CEO of Inara Networks Inc. and was previously CEO of Cyras Systems Inc. He brings more than 17 years of experience in executive management from some key companies in the data telecommunications industry, including Nortel, Bay Networks, Time Warner, Sprint and AT&T. He is the only CEO in the optical infrastructure industry who has held executive positions at both carrier companies and equipment manufacturers. Mr. Pearse also played a significant leadership role during the Bay Networks/Nortel merger.

     Prior to joining Cyras, Pearse was executive vice president and general manager of Nortel Networks' Internet/Telecom Business Group. He was responsible for leading the worldwide development and management of Bay Networks' products and services, supporting the Internet, telecommunications, routers, data-over-cable and remote access markets. As vice president of technology planning at Sprint, Pearse was responsible for designing the world's first cross-country SONET and ATM network. Also during his career at Sprint, he paved the way for the company's pioneering deployment of WDM technology and he managed the operations of the world's largest X.25 and Frame Relay networks. Pearse has also held executive and senior-level positions with Time Warner Communications and AT&T.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     He holds a M.B.A. from the Sloan School of Management at M.I.T, a M.S. in Electrical Engineering from the Stevens Institute of Technology, and a B.S. in Mechanical Engineering from the Georgia Institute of Technology, where he was a GM scholar.

     ROBERT SCHULTZ held senior management positions with General Motors Corporation (GM) and its electronics and aviation affiliate, GM Hughes Electronics (GM Hughes), until his retirement in 1993. He served as Vice Chairman of GM and as Chairman and Chief Executive Officer of GM Hughes from 1990 to 1993. Prior to that, he held various senior corporate positions at GM, and from 1981 to 1984 he served as General Manager of General Motors' Delco Electronics Division. He is currently a member of the Board of Trustees of California Institute of Technology, the Board of Directors of Delco Remy International, a publicly held producer of OEM and aftermarket electrical devices for the automotive industry, and the Board of Directors of MCT Corporation. MCT is operating and developing cellular phone systems in Russia and Central Asia.

     In September 1992, Robert Schultz was inducted into the National Academy of Engineering in recognition of his professional achievements. Mr. Schultz attended Michigan State University where he received a Master's degree in Business Administration in 1969 and a B.S. in Mechanical Engineering in 1953.

     AARON FLECK began his investment career in 1988, when he founded Aaron Fleck Associates LLC ("AFA"). A registered investment advisor, he has served as its Chief Investment Officer, a role, that since April 1999, he shares. AFA had assets under management at April 30, 1999 of $299,300,000. In his role at AFA, Fleck developed the firm's expertise in the cable, cellular, broadcasting, media, entertainment, Internet and general technology sectors. He is also currently a member of the Fleck Group, which is an investor in @Ventures, a subsidiary of CMGI. He is also associated with Sandler Capital and the organizer and partner of Enter Media Growth Fund, CF Global Growth Fund, AFA Management Partners LP, the Fleck T.I.M.E. Fund and the Fleck T.I.M.E. Offshore Fund. Mr. Fleck also serves on several prominent advisory boards including; the Advisory Council for the Central Asia Caucasus Institute, the National Committee for the National Jewish Hospital, and the National Committee at the Kennedy Center for Performing Arts.

     He is a graduate of Ohio State University and the University of Michigan School of Law. He was a practicing attorney from 1948-1962.

     RICK COLEMAN is Chairman and CEO Vroom Technologies, Inc., headquartered in Englewood, Colorado, a leading provider of sales and marketing effectiveness solutions for the telecommunications industry. Previously, Mr. Coleman was the founder and President of Rocky Mountain Venture Services, specializing in planning and launching new businesses and new ventures in existing businesses. He has also served as Executive Vice President and Chief Operating Officer at MetroNet Communications. In this capacity, he was responsible for all aspects of operations and provided the planning and leadership necessary to grow from a

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


privately held regional private line reseller to Canada's first fully integrated national communications company. Prior to joining MetroNet, Coleman was President of U S West Long Distance and had complete responsibility for building the subsidiary from start-up.

     He earned his MBA degree in 1981 and holds a B. S. Degree in Management from the United States Air Force Academy in 1978. He is also a graduate of the USAF Communications Systems Officer School, and Harvard University's Strategic Marketing Management Program.

     BRUCE ELLIOT is Chief Operating Officer for Cayenta Incorporated. He is a professional accountant with over 28 years experience in computer technology as well as general and financial management. He has extensive consulting experience with large multi-national corporations, medium sized companies and public sector entities. Elliot founded SFG Technologies Inc. in 1980 as a computer consulting, timesharing and software house. As President & CEO of SFG Technologies, Bruce led the company from its inception to the point where it was a major supplier of utilities and municipal enterprise solutions. He was responsible for all aspects of the operation and executive functions. He managed SFG until it was acquired by Caventa in December 1999. Prior to 1980, Elliot worked from 1975 to 1980 as a Financial Systems Manager selecting, developing and implementing worldwide ERP solutions for Cominco Limited. Cominco is one of the largest integrated lead/zinc producers in the world with extensive global operations. He obtained a Bachelors Degree in Commerce and Administration from the University of Victoria, Wellington New Zealand in 1972. He is an Associated Chartered Accountant and a Certified General Accountant.

     MOHAMMAD FAHIM was most recently the Chief Information Officer and Senior Vice President, Information Systems and Services at ICG Communications. While at ICG he was responsible for managing all of ICG's information systems, including the network and billing systems. Prior to joining ICG, he was senior vice president and chief information officer at Enron Energy Services, where he built and managed the entire Information Systems organization leading the entry into the competitive energy markets. Mr. Fahim also spent two years at MCI Telecommunications where he was executive director and vice president of Network Systems Development and was responsible for the planning, development and support of MCI's Operational Support systems for Long Distance, Data, Local and Managed Services. In addition, Mr. Fahim headed the Information Systems organization for Time Warner Telecommunications, where he was responsible for deploying the systems platform enabling Time Warner's entry into the CLEC marketplace. Mr. Fahim also spent eight years at Sprint Corporation in both the Long Distance and Local Telephone divisions as group manager of Technology Planning, manager of Network Management Applications Development and network and software engineer.

     He received a master's degree in Computer Science from the University of Missouri, Kansas City with an emphasis in telecommunications and computer networks. He also received a Bachelor of Science in computer Engineering from Iowa State University, Ames, Iowa.

     VIC AHMED is currently the President of Vroom Technologies, Inc. (formerly WorldWerx, Inc.). Before launching WorldWerx, Ahmed successfully launched another startup CresSoft Inc. eight years ago. The initial funding of less than $1 million was provided by an industrial conglomerate and he was able to build up a team of over 200 professionals and revenues of over $10 million during his tenure as CEO.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     His formal education includes a B.S.C. degree in Systems Engineering (System Science and Mathematics) and a B.S.C. degree in Computer Science from Washington University in St Louis and management courses in business schools including Stanford University and Lums Business School in Pakistan. He has had white papers published and has had international coverage in leading magazines for work done by him. He has even reviewed and commented on books from software gurus such as David Taylor.

     GEORGE MOORE is the Chief Operating Officer for zCabos.com, an international business-to-business exchange. Prior to joining zCabos.com he was Vice President of Mergers and Acquisitions at High Speed Access (HSAC), a NASDAQ traded broadband cable modem service company funded by Vulcan Ventures (Paul Allen - cofounder of Microsoft). Moore also spent four Years at ANTEC, a $650 million technology integrator in the cable and broadband technology industry in several capacities. Initially, he served as a Senior Vice President of Business Development responsible for developing sales, wireless, and Internet strategies. Later, he was promoted to President of Antec Materials Management, a division responsible for managing over $1 billion in materials and products owned by TeleCommunications, Inc. (TCI) and PrimeStar.

     Prior to ANTEC, Moore was President and Director of The Bear Group, Inc., a technology subsidiary of the Kumahira Group, a $450 million Japanese security and technology corporation where he was responsible for the development of an advanced signature verification (Biometric) security product that recognized and verified Japanese signatures for electronic funds transfers. He also worked at Prudential Investment Corporation as the Assistant to the Chairman and strategic analyst. Moore has extensive experience on the Internet business development, having founded iCool.net, an urban lifestyle website. He was also one of the original architect's of Shaquille O'Neal's new Internet footwear and apparel company, DUNK.net.

     He is a graduate of the United States Naval Academy with a B.S. degree in Engineering and Mandarin Chinese. He served as a naval aviator, Aviation Electronics division officer and Line Division Officer at the Navy Fighter Weapons School (Topgun). He is an honor graduate of the Monterey Defense Language Institute for Japanese and holds a graduate certificate degree from the Japanese Naval Strategic Staff College located in Tokoyo, Japan. He also holds a Masters degree in Business Administration from the Harvard Graduate School of Business. Mr. Moore is fluent in Japanese and speaks Chinese conversationally.

     WILLIAM LEVANT III currently serves as Managing Director for The Broe Companies, Inc. in Denver, CO. a $750 million portfolio company where he is responsible for all investment firm corporate acquisitions. Additionally, Levant directs the operations of the transportation services group, has recently started a new rail services group with 25% operating margins, and manages the newly formed Minority Business Enterprise (MBE) joint venture.

     A senior financial executive with 10 years of broad-based experience in mergers and acquisitions and divestitures, Levant has worked as Vice President - Mergers & Acquisitions for US Industries, a $3 billion public US conglomerate

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


where he was instrumental in developing the successful acquisition strategies for six companies and directed the negotiations for a $60 million divestiture accomplished in three weeks. Prior to US Industries, he worked at Hanson PLC and Price Waterhouse.

     He received a Bachelor of Science degree in Finance from the University of Colorado in 1989. He is a Chartered Financial Analyst.

     RICH RODRIGUEZ has over 30 years experience in telecommunications leadership, engineering, operations, sales, consulting and academia. His most recent efforts include Chief Architect for Lucent Technologies' North American Cable Network Solutions organization, and creating the strategic client consulting organization. This group creates business and infrastructure plans for cable television providers and competitive local exchange providers nationally. Rich has supported AT&T Local Services, Time Warner, ICG, MediaOne, HSAC, Comcast, Adelphia and RCN with his executive management expertise over the past 8 years.

     Rich redesigned AT&T's switching network after divestiture reducing expenses by $20,000,000 yearly. He later led the engineering task force transitioning AT&T's national network to digital technology in the late 1980s. Rich has provided engineering, operations and educational and consulting services, network and software-based operations center design and implementation, staffing for competitive local exchange carriers and cable television companies. Over his career, he has designed and turned up for service, four 4ESS switches, 43 5ESS switches, 3 DMS150 switches, 2 SS7 Signal Transfer Points and 2 EADAS/NM systems, DSL and Voice over IP networks. He has built national telephone and cable telephone networks for AT&T, TCG, Time Warner and ICG.

     Rich has been active in academia since 1981. He helped develop the undergraduate telecommunications program at Golden Gate University in San Francisco, California while rising to Senior Adjunct Professor. He now teaches at the University of Denver in the Computer Information Systems Division, the Telephony Division and the Daniels College of Business.

     He has taught graduate and undergraduate classes in switching theory, data communications networking, management of telecommunications, legal environment of telecommunications, local area networks and the history and philosophy of telecommunications in the United States. He has developed and taught classes for AT&T, Digital Equipment Corporation, Pacific Gas & Electric, Pacific Telephone, Teleport Communications Group, US West, ICG Communications, NGT, Drug Enforcement Agency, General Services Administration, Internal Revenue Service, U.S. Department of the Treasury, Women in Cable Television, American Management Systems and the Daniels College of Business.

     Rich received his Certification as a Telecommunications Professional from St. Mary's College. He earned a Masters of Science in Telecommunications Management from Golden Gate University, a Bachelor of Science in Organizational Behavior and Labor Law from Southern Illinois University, an Associate in Arts in Business Administration from Kaskaskia College and a Certificate in Electronics Technology from Cleveland Institute of Electronics.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     MICHAEL LEBLOND is Vice President-Telecom Business, at WebEx Communications, Inc., an Internet infrastructure company focused on real-time Web-based communications. He initially started with WebEx in a consulting role when their revenue was less than $2 million. Shortly thereafter he joined Senior Management, used his extensive personal network to assist the company in securing funding for a key round, and was part of the Executive team that took the company public. WebEx is forecasted to achieve $70 plus million dollars in revenue in 2001. His high-tech career started with Wang Laboratories in the 1970's growing with them from a $200 million company to a $3 billion company. Mr. LeBlond then joined Apple Computer for a span of nine years holding various roles including Director Business Development in both Apple's Technology Licensing Division and in their Corporate Development and Strategic Planning Group. He successfully structured strategic alliances with major Communication and High Technology companies like AT&T, NTT, France Telecom and Sun Microsystems. Moving from Apple to Sun Microsystems he took a role in Product Management at their Microelectronics Division with responsibility for their Java Semiconductors and Smart Card Core. Mr LeBlond's strengths are his broad understanding of the high technology and communications industries over his 23 year career, and his ability to translate into and structure strategic alliances. He was interviewed for a published article in Teleconferencing Magazine last fall. He also serves on the board of Denver Leadership Foundation, a non-profit organization assisting the disadvantaged including a major tutoring program called Whiz Kids for inner-city children. He holds an MBA from the University of Denver.

E.   Employees

     At December 31, 2000 the Company employed 38 persons, compared with 34 persons at December 31, 1999, 7 employees in the United States (2 in 1999), 24 employees in Hong Kong (22 in 1999), and 7 employees in China (10 in 1999.) The Company's employees are not covered by collective bargaining agreements. The Company considers its global labor practices and employee relations to be good.

F.   Share Ownership

     The following table shows the number of shares of common stock beneficially owned by the Company's directors and executive officers as of June 30, 2001:

                                 Shares of Common     Percent
     Name                             Stock           Of Class       Options
     ----                             -----           --------       -------

     Derrin Smith PhD.(1)             None              -0-          850,000

     Henry F. Schlueter (1)           49,000            .46%         350,000

     M. S. "Skip" Raimer              None              -0-          None

     Les Bates                        None              -0-          None

     Clement W. K. Chueng             718,663           6.78%        60,000

     All officers and directors
     As a group                       767,673          16.88%        1,230,000

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


(1) Does not include the shares subject to an option and lock-up. See "Change in Control and Lock-up" below in Item 7 for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are subject to an option and are listed above as beneficially owned by Edward Ting and his affiliates.

Stock Options

     The Company has granted options to employees and directors. A description of the options granted by the Company is as follows:

     In August 1999, the Company granted to various employees and individuals options to purchase 588,500 shares of common stock of the Company. These options vest and expire over a four-year period. Twenty-five percent of the options vested and became exercisable September 1, 1999 at an exercise price of 1.00 per share and expired on December 31, 2000. Twenty-five percent of the options vest and become exercisable January 1, 2001 at an exercise price of $1.30 per share and expire on December 31, 2001. Twenty-five percent of the options vest and become exercisable January 1, 2002 at an exercise price of $1.65 per share and expire on December 31, 2002. The final twenty-five percent of the options vest and become exercisable January 1, 2003 at an exercise price of $2.00 per share and expire on December 31, 2003. Mr. Edward Ting received 160,000 of the options and Mr. Clement Cheung received 120,000 of the options. The right to acquire these shares is cumulative and may not be assigned. These options expire upon termination of employment with the Company.

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

     In November 1999, the board of directors granted Mr. Chris Mendrop, a former director and officer, an option to purchase 50,000 shares of the Company's common stock. The options expire November 10, 2004 and are exercisable at $2.00 per share.

     In November of 1999, the board of directors granted Mr. Chris Mendrop an option to purchase 75,000 shares of the Company's common stock. The option expires August 11, 2009 and are exercisable at $0.50 per share. Mr. Mendrop was an officer and a director of the Company until February 22, 2001.

     In 1999 the board of directors granted Henry F. Schlueter, currently an officer and director an option to purchase an additional 100,000 shares of the Company's common stock, in connection with his legal work for the Company. The options expire August 11, 2009 and are exercisable at $0.50 per share. Mr. Schlueter is also counsel for the Company.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     On June 1, 2000, the Company granted an option to the President of Mobilentity, Inc., in connection with his employment agreement, to purchase 125,000 shares of the Company's common stock at $0.001 per share. The Company also granted an option to purchase 75,000 shares of its common stock at $0.001 per share upon receipt by the parent or subsidiary of one or more customer purchase orders in excess of $250,000 for the GetGoMail card product. Stock compensation relating to this agreement was charged to operations in the amount of $218,625. The options expire ten years from date of grant.

     In July 2000, the board of directors granted Dr. Derrin Smith, President and Chairman, an option to purchase 100,000 shares of the Company's common stock. The options vested immediately and expire December 31, 2005 and are exercisable at $2.00 per share. Also in July 2000, the board of directors granted Dr. Smith an additional option to purchase 2,000,000 shares of the Company's common stock. These additional options vest as follows: 250,000 vested on December 31, 2000 and are exercisable at $2.00 per share; 250,000 vested on March 31, 2001 and are exercisable at $2.00 per share; 250,000 vested on June 30, 2001 and are exercisable at $3.00 per share; 250,000 vest on September 30, 2001 and are exercisable at $3.00 per share; 250,000 vest on December 31, 2001 and are exercisable at $4.00 per share; 250,000 vest on March 31, 2002 and are exercisable at $4.00 per share; 250,000 vest on June 30, 2002 and are exercisable at $5.00 per share; and 250,000 vest on September 30, 2002 and are exercisable at $5.00 per share. These options were granted to Dr. Smith in connection with his employment with the Company effective July 4, 2000.

     In August 2000, the Company granted ten year stock warrants to a Henry F. Schlueter, an officer and director, to purchase 200,000 shares of common stock at a price of $1.93 per share. These options expire 10 years from the date of grant.

     In October 2000, the Company established an Incentive Stock Option Plan to provide additional incentive to key employees and encourage their stock ownership. To date no options have been granted under the plan. All officers and employees of the Company are eligible to participate in the plan. The directors reserved 5,000,000 shares of the Company's common stock for issuance upon exercise of the options. The plan provides that the exercise price of each option shall not be less than the fair market value (as defined) of the Company's common stock on the date of grant. The options shall have a term of no more than 10 years. The plan has a 10 years term but may be terminated at any time by the compensation committee administering the plan, or by the Board of Directors.

     In December 2000, the Company granted ten-year stock warrants to Kevin Fallon, a former director and consultant to purchase 200,000 shares of common stock at a price of $ 2.00 per share. These options expire 10 years from the date of grant.

     In December 2000, the Company granted stock options to the members of the Company's Technical Advisory Board to purchase 350,000 shares of common stock at a price of $1.50 per share. These options expire 4 years from the date of grant.



GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of December 31, 2000, the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially 5% or more of the common stock of the Company outstanding as of such date. Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

     Name                                           Amount Owned
     ----                              ----------------------------------------
                                        Shares of         Options/Warrants to         Percent of
                                       Common Stock       Purchase Common Stock         Class(1)
                                       ------------       ---------------------         --------
     Group consisting of                3,173,872                540,000                 33.33%
     Edward Ting, Viola Ting
     and David Nominees Limited (1)

     Judah Klausner                       800,462                   None                  7.55%

     Derrin Smith (2)                        None                850,000                  7.42%

     Clement Cheung (3)                   718,633                 60,000                  7.30%

     Henry F. Schlueter (4)                49,000                350,000                  3.64%

(2) Of these shares, 826,250 are owned outright by Mr. Edward Ting, a principal shareholder and former officer and director of the Company, 911,250 shares are owned by David Nominees for the benefit of Edward Ting, 305,000 Shares are owned by three entities for which Mr. Ting may be deemed to be a beneficial owner. The options to acquire 540,000 shares are immediately exercisable. See "Change in Control and Lock-up" below for information with respect to 2,903,872 shares that are subject to an option.

(3) Does not include options to acquire 1,250,000 shares of the Company's common stock that are not immediately exercisable and will vest on a 250,000 share per quarter basis. See "Change in Control and Lock-up" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are subject to an option and are listed above as beneficially owned by Edward Ting and his affiliates.

(3) Includes 53,500 shares owned directly by Mr. Cheung, and 665,163 shares that have been included in both Mr. Ting's and Mr. Cheung's beneficial ownership. Also includes options to acquire 30,000 shares of the Company's common stock that are immediately exercisable

(4) See "Change in Control and Lock-up" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are subject to an option and are listed above as beneficially owned by Edward Ting and his affiliates.

                                       43

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Change in Control and Lock-Up

     Effective as of August 22, 2000, Edward Ting and certain of his affiliates entered into a voting trust agreement with Derrin R. Smith and Henry F. Schlueter. Pursuant to the terms of the voting trust agreement, Mr. Ting and certain of his affiliates agreed to transfer 2,903,872 of the shares of common stock under their control to the voting trust for a period of five years. Messrs. Smith and Schlueter are the trustees of the voting trust and as such will exercise full voting rights with respect to those shares. As a result they have the voting control over approximately 27.39% of the Company's common stock through the voting trust; according, a change in control of the Company has occurred. Additionally, Mr. Ting and certain of his affiliates granted Messrs. Smith and Schlueter options to purchase 2,613,872 shares of the Company's common stock for a five year period at 80% of the average closing price of the common stock for the 30 days preceding the exercise date per share. Furthermore, Mr. Ting and certain of his affiliates have entered into an agreement in which they have agreed to "lock-up" 2,903,572 shares for a twenty-four month period. Under the lock-up agreement, Mr. Ting and certain of his affiliates have agreed that they will not sell, pledge, hypothecate, or otherwise dispose of the shares that are subject of the lock-up without the written consent of Mr. Smith.

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

     Of the 10,442,947 shares of common stock outstanding as of December 31, 2000, 7,860,218 were held in the United States by 1,412 holders of record.

B.   Related Party Transactions

     The Company's founder, Edward Ting served as an officer and director from 1992 until July 2000. From 1992 until present, the Company provided a Mr. Ting, with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement and because of Mr. Ting's continued activities in China on behalf of the Company, Management intends to continue to lease this property.

     Since October 1998, the Company has provided its Chief Financial Officer -GetGo Asia and former officer and board member, Mr. Clement Cheung, with leased accommodation in Hong Kong for his use. This property is located in the Chai Wan District, Hong Kong, and consists of approximately 726 square feet. The monthly rental rate is approximately $1,500 per month. The term of the lease expired on September 30, 2000 and has been renewed for two additional years.

     The Company leases a commercial property in Belleview Tower, Lo Hu District, Shenzhen City, China from Edward Ting. The Company pays a monthly rent of approximately $2,821 renewable annually. Rent paid by the Company to Mr. Ting amounted to $33,846 in each of 2000, 1999, and 1998.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     In 2000, the Company granted options and warrants to purchase 3,377,500 shares of common stock of the Company to certain officers, employees and others. Of these options, the Company granted options to the directors to purchase 2,300,000 shares of its common stock.

     In 2000, the Company paid Schlueter & Associates, P.C. a total of $35,000 in legal fees. So far in 2001 Schlueter & Associates, P.C. has been paid $75,000 fees in connection with the spin-off of Mobilentity, Inc. Schlueter & Associates, P.C.'s principal, Henry F. Schlueter, is a member of the board of directors of the Company and an officer.

     In 2000, the Company paid Kevin Fallon $20,000 in consulting fees and $20,000 was paid to Mr. Fallon to date in 2001. Mr. Fallon was a member of the Board of Directors from July 19, 2000 until February 22, 2001.

     During 2000, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

C.   Interests of Experts and Counsel

              Not Applicable

Item 8. Financial Information

A.   Consolidated Statements and other Financial Information

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

Legal Proceedings.

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


Item 9. The Offer and Listing.

A.   Offer and Listing Details.

     The Company's Common Stock is traded only in the United States over-the-counter market. The Common Stock has been quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") under the trading symbol "GTGO."

     The table set forth below presents the annual high and low market prices per share of common Stock as reported by NASDAQ for the last five years, the quarterly high and low market prices for the past two years, and the monthly high and low market prices for the most recent six months. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

                   Period                               High             Low
                   ------                               ----             ---
Last Five Fiscal Years
     January 1, 1996 to December 31, 1996             $ 3.438          $ 0.875
     January 1, 1997 to December 31, 1997             $ 3.688          $ 0.500
     January 1, 1998 to December 31, 1998             $ 2.063          $ 0.188
     January 1, 1999 to December 31, 1999             $ 4.063          $ 0.125
     January 1, 2000 to December 31, 2000             $ 4.875          $ 0.125

Last Two Fiscal Years
     January 1, 1999 to March 31, 1999                $ 0.375          $ 0.125
     April 1, 1999 to June 30, 1999                   $ 1.469          $ 0.156
     July 1, 1999 to September 30, 1999               $ 4.063          $ 0.375
     October 1, 1999 to December 31, 1999             $ 2.500          $ 1.000
     January 1, 2000 to March 31, 2000                $ 4.875          $ 1.094
     April 1, 2000 to June 30, 2000                   $ 2.938          $ 1.219
     July 1, 2000 to September 30, 2000               $ 3.875          $ 1.750
     October 1, 2000 to December 31, 2000             $ 3.250          $ 1.375
     January 1, 2001 to March 31, 2001                $ 2.469          $ 0.625

Most Recent Six Months
     December 2000                                    $ 2.313          $ 1.438
     January 2001                                     $ 2.438          $ 1.500
     February 2001                                    $ 2.469          $ 0.875
     March 2001                                       $ 1.063          $ 0.625
     April 2001                                       $ 0.625          $ 0.310
     May 2001                                         $ 1.450          $ 0.400

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


B. Plan of Distribution

     Not Applicable

C. Markets

     Company's common stock is listed on the "NASDAQ" SmallCAP market.

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the Warrant Agent for the warrants is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Item 10. Additional Information

A.   Share Capital

     Not Applicable

B.   Memorandum and Article of Incorporation

     GetGo Inc. is registered at HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands and has been assigned company number 5557 by the Registrar of International Business Companies. The object or purpose of the Company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association ("Memorandum"). As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or acting as a bank or insurance company. The Company does not believe these restrictions materially affect its operations.

     Paragraph 60 of the Company's Articles of Association (the "Articles") provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested however, if the agreement or transaction cannot be approved by resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the members. Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

     The authorized share capital of the Company is $6,000,000 consisting of 100,000,000 common shares with a par value of $0.01 each and 5,000,000 shares of preferred stock with a par value of $1.00. Holders of the Company's common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the Company's common shares do not have cumulative voting rights in the election of directors. All of the Company's common shares are equal to each other with respect to liquidation and dividend rights. Holders of the Company's common shares are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available under British Virgin Islands law. In

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


the event of the Company's liquidation, all assets available for distribution to the holders of the Company's common shares are distributable among them according to their respective holdings. Holders of common shares have no preemptive rights to purchase any additional, unissued common shares. Paragraph 85 of the Articles allows the Company to deduct from any shareholder's dividends amounts owing to the Company by such shareholder. Paragraph 13 provides that the Company may redeem shares on such terms and in such manner as the directors may determine.

     The preferred shares may be issued from time to time by the Board of Directors in their sole descredtion without approval of the members in one or more series. The description of shares of each series of Preferred Stock, including designations, powers, rights, qualifications, limitations, restrictions, conversion and other rights, voting powers, limitations ato distributions, qualifications and terms and conditions of redemption shall be as fixed in resolutions adopted by the Board of directors and filed with the Registrar of Companies as required by British Virgin Isands law form time to time prior to the issuance of any shares of such series.

     Paragraph 12 of the Articles provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restriction, whether in regard to dividend, voting, return of capital or otherwise as the directors may from time to time determine.

     Paragraph 14 of the Articles provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of any other class or series of shares which may be affected by such variation.

     Paragraph 14 of the Memorandum provides that the Memorandum and Articles of the Company may be amended by a resolution of members or a resolution of directors. Hence, the Company's Board of Directors without shareholder approval may amend the Memorandum and Articles. This includes amendments to increase or reduce the Company's authorized capital stock. The Board of Director's ability to amend the Memorandum and Articles without shareholder approval could have the effect of delaying, deterring or preventing a change in control of GetGo Inc., including a tender offer to purchase the Company's common shares at a premium over the then current market price.

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 27 to 46 of the Articles and under the International Business Companies Act. The directors may convene meeting of the members of he Company at such times and ins such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 30 percent of the votes of the outstanding voting shares in the Company.

     British Virgin Islands law and the Company's Memorandum and Articles impose no limitations on the right of nonresident or foreign owners to hold or vote such securities or the Company.

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


     There are no provisions in the Memorandum or Articles governing the ownership threshold above which shareholder ownership must be disclosed.

     Material Contracts

     There are no material contracts other than those entered into in the ordinary course of business.

C.   Exchange Controls

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

D.   Taxation

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

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


E.   Dividends and Paying Agents

     As a condition to one of its credit facilities with the HK Chinese Bank, the Company must receive written consent form the HK Chinese Bank before it may distribute dividends.

F.   Statement By Experts

          Not Applicable

G.   Documents on Display

          Not Applicable

H.   Subsidiary Information

          Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          Not Applicable

Item 12. Description of Securities Other Than Equity Securities

          Not Applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None

Item 15. Reserved

Item 16. Reserved

                                    PART III

Item 17. Financial Statements

          Not Applicable

Item 18. Financial Statements.

          The following Financial Statements are filed as part of this Annual
          Report:

          Index to Consolidated Financial Statements

GETGO INC.
----------
(Formerly GetGo Mail.com Inc.)


          Report of Independent Accountants

          Consolidated Balance Sheets as of December 31, 2000 and 1999

          Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998

          Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998

          Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998

          Notes to Consolidated Financial Statements

Item 19. Exhibits

          No exhibits are filed as a part of this Annual Report.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            GETGO INC.


Date: July 16, 2001                         By:  /s/  Derrin R. Smith, Ph.D.
                                               --------------------------------
                                                      Derrin R. Smith, Ph.D.,
                                                      President and Chairman
                                                      of the Board

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

Consolidated Financial Statements
---------------------------------
For the years ended December 31, 2000, 1999 and 1998



CONTENTS                                                               PAGE (S)
--------                                                               --------


Independent Auditors' Report                                             F-1


Consolidated Balance Sheets at December 31, 2000 and 1999              F-2 - F-3


Consolidated Statements of Operations for the years
  ended December 31, 2000, 1999 and 1998                                 F-4


Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 2000, 1999 and 1998                           F-5


Consolidated Statements of Cash Flows for the years
  ended December 31, 2000, 1999 and 1998                               F-6 - F-7


Notes to Consolidated Financial Statements                            F-8 - F-25

INDEPENDENT AUDITORS' REPORT
----------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GETGO INC.
--------------------------------------------------------
(Formerly Getgo Mail.Com Inc.)

We have audited the accompanying consolidated balance sheets of Getgo Inc. (formerly Getgo Mail.Com Inc.) and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring net losses raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Hong Kong
July 12, 2001



GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                          December 31,
                                                                   -----------------------
                                                                       2000        1999
                                                                   ----------   ----------
ASSETS
Current assets
  Cash and cash equivalents                                        $  688,362   $  507,535
  Restricted cash (Note 7)                                          1,883,285    3,728,454
  Accounts receivable:
    - Trade, less allowance for doubtful accounts of
         $1,060,874 (1999: $643,182)                                1,374,831    1,977,581
    - Others                                                           98,167      287,274
  Inventories (Note 3)                                              1,700,624    1,636,567
  Costs in excess of billings on construction contracts (Note 4)        2,800       61,368
  Prepaid expenses and deposits                                        56,764       85,454
                                                                   ----------   ----------

Total current assets                                                5,804,833    8,284,233

Property and equipment, net (Note 5)                                  329,407      323,281

Investments in Golf Club memberships, at cost                         396,846      494,154

Intangible assets (Note 6)                                            400,194      438,996
                                                                   ----------   ----------

Total assets                                                       $6,931,280   $9,540,664
                                                                   ==========   ==========





GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                           December 31,
                                                                       2000            1999
                                                                   ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Short-term borrowings (Note 7)                                   $  3,183,890    $  4,683,717
  Bank loan - due within one year (Note 7)                                 --           166,145
  Current portion of obligation under capital lease (Note 8)              1,115            --
  Accounts payable and accrued expenses
    - Trade                                                           1,198,213       1,835,817
    - Other                                                             318,515         246,401
  Billings in excess of costs on construction contracts (Note 4)           --            51,183
  Amount due to a former director (Note 11)                             161,374         274,134
  Income taxes payable (Note 10)                                         33,334            --
                                                                   ------------    ------------

Total current liabilities                                             4,896,441       7,257,397

Bank loan - due after one year (Note 7)                                    --            29,417

Obligation under capital lease - due after one year (Note 8)              3,904            --
                                                                   ------------    ------------

Total liabilities                                                     4,900,345       7,286,814
                                                                   ------------    ------------


Stockholders' equity
  Preferred stock, $1.00 per value, authorized 5,000,000
   shares; none issued on outstanding                                      --              --
  Common stock, authorized 100,000,000 shares;
    issued and outstanding 2000: 10,422,947 shares and
    1999: 9,210,920 shares (Note 1)                                     104,229             921
  Additional paid-in capital                                         10,643,192       7,783,517
  Accumulated deficit                                                (8,679,142)     (5,493,244)
  Accumulated other comprehensive loss                                  (37,344)        (37,344)
                                                                   ------------    ------------

Total stockholders' equity                                            2,030,935       2,253,850
                                                                   ------------    ------------

Total liabilities and stockholders' equity                         $  6,931,280    $  9,540,664
                                                                   ============    ============


See notes to consolidated financial statements.




GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                            Year ended December 31,
                                                --------------------------------------------
                                                    2000            1999            1998
                                                ------------    ------------    ------------

Net revenue                                     $ 12,844,714    $ 17,620,343    $ 22,338,588
Cost of sales                                    (10,497,404)    (14,477,153)    (18,587,796)
                                                ------------    ------------    ------------

Gross profit                                       2,347,310       3,143,190       3,750,792
Selling, administrative and general expenses      (5,810,737)     (4,349,782)     (4,003,868)
Loss on disposal of a business                          --           (49,255)           --
                                                ------------    ------------    ------------

Loss from operations                              (3,463,427)     (1,255,847)       (253,076)
Interest income                                      162,484         220,875         224,438
Interest expense                                    (356,052)       (515,164)       (537,310)
Equity in loss of an affiliated company                 --            (2,234)       (121,296)
Other income (Note 9)                                504,431          85,309          37,845
                                                ------------    ------------    ------------

Loss before income taxes                          (3,152,564)     (1,467,061)       (649,399)
Income tax (expense) benefit (note 10)               (33,334)         45,472         (23,906)
                                                ------------    ------------    ------------

Net loss                                        $ (3,185,898)   $ (1,421,589)   $   (673,305)
                                                ============    ============    ============


Basic loss per share                            $      (0.32)   $      (0.18)   $      (0.09)
                                                ============    ============    ============

Weighted average number of shares outstanding      9,923,617       7,978,465       7,370,009
                                                ============    ============    ============


See notes to consolidated financial statements.





GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)


                                                   Common stock                                        Accumulated        Total
                                              ----------------------    Additional                        other           stock-
                                                Shares                   paid-in       Accumulated    comprehensive       holders'
                                              outstanding    Amount      capital         deficit           loss           equity
                                              -----------   --------   ------------    ------------    ------------    ------------

Balance at January 1, 1998
As previously stated                            7,160,420   $    716   $  5,942,627    $ (3,398,350)   $    (37,344)   $  2,507,649
Stock issued on purchase of
  business (Note 1)                               300,000         30        206,370            --              --           206,400
Issuance of warrants                                 --         --           75,000            --              --            75,000
Loss for the year                                    --         --             --          (673,305)           --          (673,305)
                                              -----------   --------   ------------    ------------    ------------    ------------

Balance at December 31, 1998                    7,460,420        746      6,223,997      (4,071,655)        (37,344)      2,115,744
Issuance of stock for
  purchase of patent licenses (Note 1)            450,000         45        465,580            --              --           465,625
Issuance of stock to legal
  advisor and consultants (Note 1)                435,000         43        221,332            --              --           221,375
Stock issued in settlement of loan from
  a director (Note 1)                             200,000         20         99,980            --              --           100,000
Issuance of stock bonus to employees
  (Note 1)                                         95,500         10         42,010            --              --            42,020
Stock issued on exercise of
  warrants (Note 1)                               250,000         25        274,975            --              --           275,000
Issuance of stock and warrants
  pursuant to private placement (Note 1)          320,000         32        330,643            --              --           330,675
Issuance of stock options to legal
  advisor and  consultants (Note 13)                 --         --          125,000            --              --           125,000
Loss for the year                                    --         --             --        (1,421,589)           --        (1,421,589)
                                              -----------   --------   ------------    ------------    ------------    ------------

Balance at December 31, 1999                    9,210,920        921      7,783,517      (5,493,244)        (37,344)      2,253,850
Issuance of stock and warrants pursuant to
  private placement (Note 1)                      680,000         68        799,821            --              --           799,889
Issuance of stock pursuant to
  private placements (Note 1)                     399,667         40        592,582            --              --           592,622
Issuance of stock pursuant to
  private placement (Note 1)                        5,333          1          7,907            --              --             7,908
Issuance of stock pursuant to
  a private placement (Note 1)                    100,000         10        195,532            --              --           195,542
Issuance of stock pursuant to
  a private placement (Note 1)                     27,027          3         48,394            --              --            48,397
Issuance of stock options to employees
  (Note 13)                                          --         --          218,625            --              --           218,625
Issuance of stock options to consultants
  and legal advisor (Note 13)                        --         --        1,100,000            --              --         1,100,000
Change of par value of common stock (Note 1)         --      103,186       (103,186)           --              --              --
Loss for the year                                    --         --             --        (3,185,898)           --        (3,185,898)
                                              -----------   --------   ------------    ------------    ------------    ------------

Balance at December 31, 2000                   10,422,947   $104,229   $ 10,643,192    $ (8,679,142)   $    (37,344)   $  2,030,935
                                              ===========   ========   ============    ============    ============    ============


See notes to consolidated financial statements.



GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2000           1999           1998
                                                            -----------    -----------    -----------
Cash flows from operating activities:

Net loss                                                    $(3,185,898)   $(1,421,589)   $  (673,305)

Adjustments to reconcile net loss
  to net cash (used in) provided by operating activities:
    Issuance of stock options to employees (Note 13)            218,625           --             --
    Issuance of stock options to consultants and
      legal advisor (Note 13)                                 1,100,000        125,000           --
    Issuance of stock bonus to employees                           --           42,020           --
    Issuance of stock to consultants and legal advisor             --          221,375           --
    Issuance of warrants                                           --             --           75,000
    Share of loss of an affiliated company                         --            2,234        121,296
    Depreciation and amortization                                97,343         98,610        149,230
    Loss (gain) on disposal of property and equipment            20,872        188,406        (31,786)
    Loss on disposal of business                                   --           49,255           --
    Loss on disposal of investments in Golf Club
      memberships                                                25,513           --             --
    Provision for doubtful accounts                             709,126        431,154         31,836
    Deferred income taxes                                          --          (45,472)        23,906
    Provision for obsolete stock                                166,667         78,590        106,807
  Changes in assets and liabilities:
    Accounts receivable                                          82,731      1,580,630      1,058,502
    Inventories                                                (230,724)       710,091        862,845
    Costs in excess of billings on construction contracts        58,568         92,440       (153,808)
    Prepaid expenses and deposits                                28,690        (71,679)       (19,496)
    Accounts payable and accrued expenses                      (532,156)    (2,015,515)    (1,765,676)
    Billings in excess of costs on construction contracts       (51,183)       (23,048)       (75,830)
    Amount due from affiliated company                             --           28,243           --
    Prepaid income taxes                                           --             --           41,311
                                                            -----------    -----------    -----------

Net cash (used in) provided by operating activities          (1,491,826)        70,745       (249,168)
                                                            -----------    -----------    -----------

Cash flows from investing activities:
  Additions to property and equipment                           (79,962)       (38,536)       (68,050)
  Proceeds from disposal of golf club membership                 71,795           --             --
  Proceeds from disposal of property and equipment                 --           93,150        338,214
  Purchase of business, net of cash acquired                       --             --          100,557
  Disposal of business, net of cash disposed of                    --          (32,802)          --
                                                            -----------    -----------    -----------

Net cash (used in) provided by investing activities              (8,167)        21,812        370,721
                                                            -----------    -----------    -----------


See notes to consolidated financial statements.


GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
-------------------------------------------------------------------------------------------------------
(Amounts stated in United States Dollars)

                                                                        Year ended December 31,
                                                              -----------------------------------------
                                                                  2000           1999           1998
                                                              -----------    -----------    -----------

Cash flows from financing activities:
  Decrease in short-term borrowings and bank loan              (1,695,389)      (797,579)      (285,023)
  Decrease (increase) in restricted cash                        1,845,169        227,931       (242,011)
  Stock issued on private placement (Note 1)                    1,644,358        330,675           --
  Repayment of advances from a director                          (112,760)          --         (127,639)
  Advances from a director                                           --          164,143        134,991
  New bank loans                                                     --          195,562           --
  Loan from a related party                                          --             --          500,000
  Payment of obligations under capital leases                        (558)        (9,744)       (12,713)
                                                              -----------    -----------    -----------

Net cash provided by (used in) financing activities             1,680,820        110,988        (32,395)
                                                              -----------    -----------    -----------

Net increase in cash and cash equivalents                         180,827        203,545         89,158
Cash and cash equivalents at beginning of year                    507,535        303,990        214,832
                                                              -----------    -----------    -----------

Cash and cash equivalents at end of year                      $   688,362    $   507,535    $   303,990
                                                              ===========    ===========    ===========

Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest paid                                               $   356,052    $   515,164    $   556,014
  Income taxes refund                                                --             --          (41,311)

Non cash transactions:
  Capital lease obligations                                         5,577           --             --
  Stock issued for purchase of business                              --             --          206,400
  Stock issued in settlement of loan from a director                 --          100,000           --
  Stock issued on exercise of warrants settled by
    reduction in loan payable                                        --          275,000           --
  Golf Club memberships acquired in lieu of settlement
     of accounts receivable                                          --           84,099        313,000
  Reduction of loan from a director on disposal of business          --          150,000           --
  Stock issued to purchase two patent licenses                       --          465,625           --
                                                              ===========    ===========    ===========

Purchase of business:
  Fair value of assets acquired                               $      --      $      --      $   121,037
  Stock issued                                                       --             --         (206,400)
  Cash received                                                      --             --           44,411
  Goodwill on purchase                                               --             --          116,204
                                                              -----------    -----------    -----------

  Liabilities assumed                                         $      --      $      --      $    75,252
                                                              ===========    ===========    ===========

Disposal of business:
  Fair value of assets disposed of                            $      --      $  (208,807)   $      --
  Consideration by means of directors' loan set off                  --          150,000           --
  Loss on disposal                                                   --           49,255
                                                              -----------    -----------    -----------

  Liabilities disposed of                                     $      --      $    (9,552)   $      --
                                                              ===========    ===========    ===========


See notes to consolidated financial statements.

                                                 F-7

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Amounts stated in United States Dollars)


1.   ORGANIZATION AND ACTIVITIES

     The Company was formed under the name of Electrocon International, Inc. in March 1988 as an International Business Company under the laws of the British Virgin Islands. The Company subsequently changed its name to Getgo Mail.Com Inc. on October 14, 1999 and to Getgo Inc. on December 21, 2000.

     In connection with the name change on December 21, 2000, the Company changed its par value from $0.0001 to $0.01, increased its authorized common stock from 20,000,000 to 100,000,000 shares and created a new class of stock, $1.00 par value preferred.

     The Company is a diversified, Hong Kong-based holding company which conducts operations through its subsidiaries, all wholly-owned, primarily in three separate operating business segments: 1) the distribution of semiconductor products primarily computer chips, to small and medium-sized manufacturers located in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") and in other regions of the PRC, 2) the distribution of golf carts, irrigation products and systems, fertilizer and turf equipment to golf clubs in Hong Kong and in other regions of the PRC and, 3) the unified messaging business.

     The unified messaging business was established during 1999, when Company acquired certain patent rights for the development, manufacture, use and sale of web mail cards and enabling software for use by customers of providers of voice, email data and facsimile messaging services. In March 2000, the Company transferred its patent rights to its wholly-owned subsidiary, Mobilentity, Inc. (a U.S. corporation) in exchange for promissory notes from the subsidiary and the subsidiary's common stock. The Company began development of the working prototype of the Getgo MailTM Card and incurred development costs of $34,018 in 1999 and $233,155 in 2000. The Company had not placed the card into production at December 31, 2000 and has not yet earned any revenues from this new business segment.

     On April 10, 1998, the Company acquired the entire interest in Flownet Irrigation Service Company ("Flownet"), an unincorporated business in Hong Kong, for a total consideration of $161,989, which was satisfied by the issue of 300,000 shares of Common stock less a cash adjustment received of $44,411. The major activity of the acquired business is the provision of irrigation engineering services. The acquisition has been accounted for as a purchase and accordingly, the assets and liabilities of the acquired business have been recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired, in the amount of $116,204 has been recorded as goodwill and is amortized over 5 years. On August 2, 1999, the Company disposed of the entire interest in Flownet to a company beneficially owned by Mr. Edward Ting, a former Chief Executive Officer and a shareholder of the Company, for a total consideration of $150,000, resulting in a loss of $49,255. The total consideration was remitted to Mr. Ting in partial payment of the amount due to him.

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

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

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

     On November 11, 1999, the Company issued 250,000 shares of common stock upon exercise of warrants held by a director at $1.10 per share. Settlement of the exercise price of the warrants was made by the reduction in the amount of $275,000 of loan due to him by the Company.

     On November 11, 1999, the Company offered through a private placement, 500,000 units each consisting of two shares of its common stock and one warrant at a price of $2.75 per unit. Each warrant is exercisable to purchase one share of common stock at $3.50 per share and is exercisable until November 30, 2000. On December 16, 1999, the Company sold 160,000 units each consisting of two shares of its common stock and one warrant and received net proceeds of $330,675. On March 14, 2000 the Company sold 340,000 units each consisting of two shares of its common stock and one warrant and received net proceeds of $799,889.

     During the period from July 15, 2000 to July 28, 2000, the Company issued 399,667 shares of its common stock at $1.50 per share pursuant to private placements and received net proceeds of $592,622.

     On September 15, 2000, the Company issued 5,333 shares of its common stock at $2.00 per share pursuant to private placement and received net proceeds of $7,908.

     On December 12, 2000, the Company issued 100,000 shares of its common stock at $2.25 per share pursuant to private placement and received net proceeds of $195,542.

     On December 13, 2000, the Company issued 27,027 shares of its common stock at $1.85 per share and received net proceeds of $48,397.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The Company has experienced recurring net losses of 3,185,898, $1,421,589 and $673,305 during the years ended December 31, 2000, 1999 and 1998, respectively. A significant portion of the loss in 2000 relates to the unified messaging business, which is in the development stage. This business segment will require additional capital to execute its business plan. These factors raise significant doubt about the Company's ability to continue as a going concern. Management is currently seeking opportunities to raise additional capital through the issuance of additional common stock or incurring additional debt. The Company has no commitments for any future financing and there can be no assurance that the Company will be able to obtain additional financing in the future. During 2001, the Company is focusing on improving the operating performance of its semiconductor and turf and irrigation equipment businesses and deferring further investment in its unified messaging business until additional funding is obtained.

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

     Summary of Significant Accounting Policies
     ------------------------------------------

     Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

     Inventories - Inventories, which are comprised of electronic components and spare parts held for resale, are stated at the lower of cost or market value. Cost is calculated using the weighted-average method.

     Construction contracts - Construction contracts are stated at cost incurred plus estimated profit earned, less provision for any foreseeable losses and progress billings. Cost includes direct materials, direct labor and allocated overhead expenses. Where construction costs incurred plus aggregate estimated profits less foreseeable losses exceed the progress billings, the excess is shown in the balance sheet under current assets. For contracts where progress billings exceed construction costs incurred plus aggregate estimated profits less foreseeable losses, the excess amount is shown in the balance sheet under current liabilities.

     Investments in affiliates - Investments in affiliated companies are recorded on the equity method due to ownership interest of 20 percent to 50 percent. The Company's investment in an affiliate as of December 31, 2000 and 1999 was zero. The Company's share of undistributable losses not recorded amounted to approximately $800,000 and $8,300 for the years ended December 31, 2000 and 1999, respectively.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Summary of Significant Accounting Policies - continued
     ------------------------------------------------------

     Property and equipment - Property and equipment is stated at cost less accumulated depreciation. The costs of major improvements are capitalized whereas the costs of maintenance and repairs are expensed in the year incurred. Depreciation and amortization are provided on the declining balance method.

     Furniture, fixtures and office equipment      15% - 25%
     Motor vehicles                                25%
     Leasehold improvements                        15%

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

     Net loss per share - Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average of common shares outstanding for the period.

     At December 31, 2000, 1999 and 1998, the Company had securities outstanding which could potentially dilute basic loan per share in the future. Diluted loss per share has not been presented since the impact of such securities would have been anti-dilutive. The effect of the instruments noted below on outstanding common shares is as follows:

                                              Year ended December 31,
                                      -------------------------------------
                                         2000          1999          1998
                                      ---------     ---------     ---------

     Outstanding options              4,351,000     1,713,500          --
     Warrants                           900,000       160,000       250,000
                                      ---------     ---------     ---------

                                      5,251,000     1,873,500       250,000
                                      =========     =========     =========


     Revenue recognition - The Company recognizes revenue from the sale of goods and services at the time title passes to buyer (upon shipment of products) and provides an allowance for estimated costs associated with returns of non-conforming products. Profits from construction contracts which are expected to last for over one year are recognized under the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Estimated profit is recognized only when a contract is more than 20% completed at the balance sheet date. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Summary of Significant Accounting Policies - continued
     ------------------------------------------------------

     Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

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

     Stock-based compensation - The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", for stock-based compensation and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Concentration of credit risk - The Company sells to customers located in Hong Kong and other regions of the PRC. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

     Comprehensive income - Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Since the Company did not have any items of comprehensive loss other than net loss in the years reported, the net loss reported in the accompanying consolidated statements of operations is equivalent to total comprehensive loss.

     Recent changes in accounting standards - In March 2000, the Financial Accounting Standards Board ("FASB") has issued an interpretation ("FIN") No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN No. 44 is effective on July 1, 2000 and there was no significant impact on the consolidated financial statements of the Company on adoption of FIN No. 44.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Summary of Significant Accounting Policies - continued
     ------------------------------------------------------

     Derivative instruments - In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This SFAS establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities and requires recognition of all derivative instruments as assets or liabilities and requires measurement of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which deferred the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133". The Company adopted SFAS No. 133, as amended by SFAS No. 138, effective January 1, 2001. The Company's adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.


3.   INVENTORIES

     The components of inventories included the following:

                                                         December 31,
                                                 --------------------------
                                                    2000            1999
                                                 ----------      ----------

     Finished goods                              $1,700,624      $1,533,105
     Raw materials and spare parts                     --           103,462
                                                 ----------      ----------

                                                 $1,700,624      $1,636,567
                                                 ==========      ==========


4.   COSTS IN EXCESS OF BILLINGS ON CONSTRUCTION CONTRACTS

                                                        December 31,
                                                --------------------------
                                                    2000           1999
                                                -----------    -----------

     Costs incurred on uncompleted contracts    $   606,699    $   641,618
     Add: Estimated profit                          397,075        502,194
                                                -----------    -----------

                                                  1,003,774      1,143,812
     Less: Progress billings                     (1,000,974)    (1,133,627)
                                                -----------    -----------

                                                $     2,800    $    10,185
                                                ===========    ===========


     Included in the accompanying balance sheets under the following captions:

                                                                December 31,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------

     Cost in excess of billings on construction contracts  $  2,800    $ 61,368
     Bills in excess of costs on construction contracts        --       (51,183)
                                                           --------    --------

                                                           $  2,800    $(10,185)
                                                           ========    ========

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


5.   PROPERTY AND EQUIPMENT, NET

                                                             December 31,
                                                       ----------------------
                                                          2000         1999
                                                       ---------    ---------
     Cost
     Furniture, fixtures and office equipment          $ 638,069    $ 587,224
     Motor vehicles                                      184,898      208,852
     Leasehold improvements                              112,592      115,714
                                                       ---------    ---------

     Total                                               935,559      911,790
     Less: Accumulated depreciation and amortization    (606,152)    (588,509)
                                                       ---------    ---------

                                                       $ 329,407    $ 323,281
                                                       =========    =========


     Included in property and equipment are the following assets acquired under capital leases:

                                                         December 31,
                                                    ---------------------
                                                      2000          1999
                                                    -------       -------
     Cost
     Furniture and office equipment                 $ 5,577       $  --
     Less: Accumulated depreciation                  (2,231)         --
                                                    -------       -------

                                                    $ 3,346       $  --
                                                    =======       =======

6.   INTANGIBLE ASSETS

                                                         December 31,
                                                  ------------------------
                                                     2000           1999
                                                  ---------      ---------

     Patent licenses                              $ 465,625      $ 465,625
     Less: Accumulated amortization                 (65,431)       (26,629)
                                                  ---------      ---------

                                                  $ 400,194      $ 438,996
                                                  =========      =========

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


7.   SHORT-TERM BORROWINGS AND BANK LOAN

     The outstanding amounts at the balance sheet dates represent bank loans, overdrafts and trust receipts loan balances with various banks. The facilities and the amounts utilized at the balance sheet dates included the following:

                                                           December 31,
                                                    ------------------------
                                                       2000          1999
                                                    ----------    ----------

     Bank loans                                     $     --      $1,150,000
     Overdrafts                                      1,800,000     1,000,000
     Trust receipts                                  3,500,000     3,350,000
                                                    ----------    ----------

     Total credit facilities granted                $5,300,000    $5,500,000
                                                    ==========    ==========

     Total credit facilities utilised               $3,183,890    $4,879,279
                                                    ==========    ==========

     Weighted average interest rate on borrowings
       at end of year                                     11.3%         11.5%
                                                    ==========    ==========


     The Company maintains bank credit lines in Hong Kong for use in its operations in Hong Kong and other regions of the PRC. As of December 31, 2000, the Company had approximately $1,000,000 of unused credit facilities. Interest rates are generally based on the banks' prime lending rates, and cost of funds and the credit lines are normally subject to annual review. At December 31, 2000, the above banking facilities were secured by bank deposits of approximately $1,883,000. In addition, at December 31, 2000, a former director has pledged personal bank deposits of approximately $983,000 to a bank as collateral for facilities provided to the Company. No charges have been made in respect of the provision of the collateral.


8.   OBLIGATION UNDER CAPITAL LEASE

     Obligation under capital lease included of the following:

                                                              December 31,
                                                          ------------------
                                                            2000       1999
                                                          -------    -------
     Capital lease at 7.25% per annum, due in
       installments to June 2005                          $ 5,019    $  --
     Less: Current portion of obligation under
       capital lease                                       (1,115)      --
                                                          -------    -------

                                                          $ 3,904    $  --
                                                          =======    =======

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


9.   OTHER INCOME

                                               Year ended December 31,
                                         ----------------------------------
                                           2000         1999         1998
                                         --------     --------     --------

     Bad debts written back              $291,434     $   --       $   --
     Other                                212,997       85,309       37,845
                                         --------     --------     --------

                                         $504,431     $ 85,309     $ 37,845
                                         ========     ========     ========


10.  INCOME TAXES

     Under current law, the Company's income is not subject to taxation in the British Virgin Islands. The Hong Kong subsidiaries' income tax provision has been calculated by applying the Hong Kong statutory income tax rate of 16% for the years ended December 31, 2000, 1999 and 1998, respectively, to the subsidiaries' estimated taxable income which was earned in or derived from Hong Kong during the respective years. Each company in Hong Kong files a separate tax return and tax losses are available only against that company's taxable income. The Company is not subject to income tax in other regions of the PRC.

     The provision for income taxes represents Hong Kong taxation as follows:

                                                Year ended December 31,
                                            -------------------------------
                                              2000       1999        1998
                                            --------   --------    --------

     Current provision                      $ 33,334   $   --      $   --
     Deferred tax charge (credit)               --      (45,472)     23,906
                                            --------   --------    --------

     Total income tax expense (benefit)     $ 33,334   $(45,472)   $ 23,906
                                            ========   ========    ========


     A reconciliation of income tax provision (credit) to the amount computed by applying the Hong Kong statutory income tax rates to loss before income taxes in the consolidated statements of operations is as follows:

                                                  Year ended December 31,
                                          -------------------------------------
                                             2000          1999          1998
                                          ---------     ---------     ---------

     Hong Kong statutory tax rate                16%           16%           16%

     Income tax at Hong Kong statutory
       rate on pre-tax loss               $(504,410)    $(234,730)    $(103,904)
     Change in deferred tax asset
       valuation allowance                  562,819       223,965        96,143
     Other                                  (25,075)      (34,707)       31,667
                                          ---------     ---------     ---------

                                          $  33,334     $ (45,472)    $  23,906
                                          =========     =========     =========

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


10.  INCOME TAXES - continued

     At the balance sheet date, the major components of deferred income tax assets (liabilities) are as follows:

                                                 Year ended December 31,
                                              ----------------------------
                                                  2000             1999
                                              -----------      -----------

     Tax loss carryforwards                   $ 1,049,614      $   488,137
     Depreciation                                 (36,947)         (38,289)
     Valuation allowances                      (1,012,667)        (449,848)
                                              -----------      -----------

     Deferred income tax liability            $      --        $      --
                                              ===========      ===========


     At December 31, 2000, the Company had Hong Kong tax losses of $1,910,088 which are available for carryforward indefinitely. Mobilentity, Inc. a wholly-owned subsidiary had U.S. income tax loss carryforwards in the amount of $700,000 expiring in 2020. GetGo Inc. had U.S. income tax loss carryforwards in the amount of $960,000 expiring in 2020.


11.  RELATED PARTY TRANSACTIONS

     Related party transactions not described elsewhere in these financial statements are as follows:

     a) Since 1992, the Company has provided a former director, Mr. Edward Ting, with leased accommodation on a monthly basis for his use at a monthly rental of approximately $2,000. Mr. Ting resigned as director on July 17, 2000.

     b) Mr. Ting advanced the Company on an interest free basis, $164,143 in 1999 and $134,991 in 1998. At December 31, 2000 and 1999, the Company
          owed Mr. Edward Ting an amount of $161,374 and $274,134, respectively. The loan advances have no fixed repayment terms.

     c) Since October 1998, the Company has provided a former director, Mr. Clement Cheung, with leased accommodation for his use at a monthly rental of approximately $1,500. The term of the lease expired on September 30, 2000 and has been renewed for two additional years. Mr. Cheung resigned as a director on July 19, 2000.

     d) The Company leases residential accommodation from a former director at a monthly rental of approximately $2,821 under a lease which is renewable on an annual basis. Rental expense amounted to $33,846 in each of 1999 and 1998, respectively.

     e) The Company paid consultancy fee of $109,006 and $20,000 in 2000 to a legal firm and a consultancy firm, respectively, whose partners are or were directors of the Company.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


12.  OPERATING LEASE COMMITMENTS

     The Company leases premises under operating leases expiring through September 2003. Rental expense under operating leases was $174,306 in 2000, $172,519 in 1999 and $170,788 in 1998. As of December 31, 2000, future minimum rental payments under operating leases were as follows:

     2001                                         $ 45,590
     2002                                           38,615
     2003                                           16,667
                                                  --------

     Total minimum lease payments                 $100,872
                                                  ========


13.  STOCK-BASED COMPENSATION

     The Company periodically grants stock options and stock purchase warrants to directors, officers and certain employees. Historically, these grants have generally provided for the granting of stock options and stock purchase warrants having an exercise price not less than the fair value of the Company's common stock on the date of grant. Such stock options and stock purchase warrants generally become exercisable on or within four years of the grant date and expire one to ten years from the date of grant.

     On June 1, 2000, the Company granted an option to an executive of one of its subsidiaries, in connection with an employment agreement, to purchase 125,000 shares of the Company's common stock at $0.001 per share, which was below the fair value of the company's common stock . Stock compensation relating to this agreement was charged to operations in the amount of $218,625. The options vested immediately and expire ten years from date of grant.

     On October 25, 2000, the Company established an Incentive Stock Option Plan to provide additional incentive to key employees and encourage their stock ownership. To date no options have been granted under the plan. All officers and employees of the Company are eligible to participate in the plan. The directors reserved 5,000,000 shares of the Company's common stock for issuance upon exercise of the options. The plan provides that the exercise price of each option shall not be less than the fair market value (as defined) of the Company's common stock on the date of grant. The options shall have a term of no more than 10 years. The plan has a 10 years term but may be terminated at any time by the compensation committee administering the plan, or by the Board of Directors.

     The Company also grants stock options and stock purchase warrants to consultants and legal advisors for services rendered. Such options and stock purchase warrants generally become exercisable at grant date and expire one to ten years from the date of grant. The Company recorded compensation expense of $1,100,000, $125,000, and $Nil for the years ended December 31, 2000, 1999 and 1998, respectively, relating to these grants based on the estimated fair value of the options and warrants granted. The estimated fair value was determined during the Black-Scholes Model.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


13.  STOCK-BASED COMPENSATION - continued

     The following table summarizes the Company's activity relating to stock options and stock purchase warrants:

                                                                     Weighted
                                                    Number            average
                                                  of shares       exercise price
                                                  ----------      --------------

     January 1, 1998                                 741,672          $   1.50
     Expired                                        (741,672)             1.50
                                                  ----------          --------

     December 31, 1998                                  --                --
     Options granted                               1,713,500              1.25
     Warrants granted                                160,000              3.50
                                                  ----------          --------

     December 31, 1999                             1,873,500              1.45
                                                  ----------          --------

     Options granted                               2,637,500              2.95
     Warrants granted                                740,000              2.67
                                                  ----------          --------

                                                   3,377,500              2.89
                                                  ----------          --------

     December 31, 2000                             5,251,000          $   2.39
                                                  ==========          ========


     The weighted-average fair value at date of grant for stock options and stock purchase warrants during 1999 and 2000 were $0.50, and $1.59, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                          2000           1999
                                                          ----           ----

     Expected life in years                               7.80           6.76
     Interest rate                                        6.20%          5.4%
     Volatility                                            109%           80%
     Dividend yield                                        --             --

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


13.  STOCK-BASED COMPENSATION - continued

     Additional information on options outstanding at December 31,2000 is as follows:

                                                                                  Exercisable
          Warrants & options outstanding as of December 31, 2000            as of December 31, 2000
     -----------------------------------------------------------------   -----------------------------
                                    Weighted average      Weighted                        Weighted
     Range of           Number          remaining          average         Number          average
     exercise prices  outstanding   contractual life   exercise prices   exercisable   exercise prices
     ---------------  -----------   ----------------   ---------------   -----------   ---------------
     $0.001 - $.99       300,000          5.24              $0.22          300,000          $0.22
     $1.00 - $1.99     1,703,875          5.70               1.14        1,703,875           1.14
     $2.00 - $2.99     1,247,125          5.60               2.00          997,125           2.00
     $3.00 - $5.00     2,000,000          4.41               3.88          500,000           3.88
                       ---------       -------            -------        ---------        -------

                       5,251,000          5.16              $2.36        3,501,000          $1.73
                       =========       =======            =======        =========        =======

     The Company has accounted for the stock options granted to employees using the intrinsic value method. Had the Company adopted the fair value based method of accounting for stock options provided under SFAS No.123, "Accounting for Stock-Based Compensation", proforma net loss and loss per share would have been approximately $4,697,552 and $0.47 for year ended December 31, 2000 and $1,977,072 and $0.25 for year ended December 31, 1999, respectively. The effect on net loss and loss per share is insignificant for year ended December 31, 1998.


14.  EMPLOYEE BENEFIT PLAN

     The employees of the entities located in Hong Kong are covered under a defined contribution plan covering all full-time monthly-paid permanent employees. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on length of service. As of August 27, 1999, the Company terminated its defined contribution plan and distributed all its assets to eligible employees. The expense related to the plan was $20,666 in 1999 and $26,037 in 1998. No expense related to the above plan was paid by the Company in 2000.

     In light of the introduction of the Mandatory Provident Fund ("MPF") Scheme by the MPF Legislation in Hong Kong effective on December 1, 2000, the Company has participated in an approved MPF scheme with HSBC Provident Fund Trustee (Hong Kong) Ltd., the trustee to provide defined contribution scheme to existing and new employees. All Hong Kong employees of the Company are required to participate in the MPF scheme and the expense related to the plan was $1,888 in 2000.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


15.  SUPPLEMENTARY INFORMATION

     Movements on allowances for doubtful accounts included as following:

                                    Balance at   Charged to                    Balance
                                     beginning    cost and      Recovery         at
                                      of year     expenses      of debts     end of year
                                    ----------   ----------   ------------   -----------
     Year ended December 31, 2000   $  643,182   $  709,126   $   (291,434)  $1,060,874
                                    ==========   ==========   ============   ==========


     Year ended December 31, 1999   $  212,028   $  431,154   $       --     $  643,182
                                    ==========   ==========   ============   ==========


     Year ended December 31, 1998   $  180,192   $   31,836   $       --     $  212,028
                                    ==========   ==========   ============   ==========


16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, investment in Golf Club membership, accounts payable, short-term borrowings and the bank loan are reasonable estimates of their fair value.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


17.  SEGMENT INFORMATION

     The Company's operations comprise the distribution of electronic components in Hong Kong, the distribution of golf equipment and installation of golf course irrigation and drainage systems in Hong Kong and in other regions of the PRC, and its unified messaging business (see Note 1). The primary measure of operating results used by management is operating income (loss). The geographical and business segment information for the years ended December 31, 2000, 1999 and 1998 are shown as follows:

     Geographical segments
                                                                     Other
                                                                  regions of
                                      Hong Kong        USA          the PRC       Total
                                     -----------   ------------   -----------   ----------

     Year ended December 31, 2000:
     Net revenues                    $ 8,878,150   $       --     $ 3,966,564   $12,844,714
     Total assets                      6,103,826        826,523           931     6,931,280
     Long-lived assets                   621,968        465,799        38,680     1,126,447
                                     ===========   ============   ===========   ===========


     Year ended December 31, 1999:

     Net revenues                    $13,612,926   $       --     $ 4,007,417   $17,620,343
     Total assets                      7,309,720           --       2,230,944     9,540,664
     Long-lived assets                   714,037           --         542,394     1,256,431
                                     ===========   ============   ===========   ===========


     Year ended December 31, 1998:

     Net revenues                    $10,557,498   $       --     $11,781,090   $22,338,588
     Total assets                      8,741,455           --       3,727,308    12,468,763
     Long-lived assets                   646,157           --         532,922     1,179,079
                                     ===========   ============   ===========   ===========




GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


17.  SEGMENT INFORMATION - continued

     Business segments
                                      Distribution    Distribution
                                      and sale of   and installation
                                     semiconductors     of golf         Unified
                                     and electronic    equipment       messaging
                                      spare parts     and systems       products          Total
                                      ------------    ------------    ------------    ------------
     Year ended December 31, 2000:

     Net revenues                     $  9,391,932    $  3,452,782    $       --      $ 12,844,714
     Operating loss                       (147,309)       (478,590)     (1,518,903)     (2,144,802)
     Total assets as of December 31      4,988,415       1,116,342         826,523       6,931,280
     Capital expenditure                    85,539            --              --            85,539
     Depreciation and amortization          31,003          19,693          46,647          97,343
                                      ============    ============    ============    ============


     Year ended December 31, 1999:

     Net revenues                     $ 13,612,926    $  4,007,417    $       --      $ 17,620,343
     Operating loss                       (750,090)       (331,771)       (173,986)     (1,255,847)
     Total assets as of December 31      7,268,189       1,975,190         297,285       9,540,664
     Capital expenditure                    36,435           2,101         465,625         504,161
     Depreciation and amortization          68,648          29,711             251          98,610
                                      ============    ============    ============    ============


     Year ended December 31, 1998:

     Net revenues                     $ 16,698,983    $  5,639,605    $       --      $ 22,338,588
     Operating income (loss)                91,266        (344,342)           --          (253,076)
     Total assets as of December 31      9,138,068       3,330,695            --        12,468,763
     Capital expenditure                    18,798          49,252            --            68,050
     Depreciation and amortization          97,453          51,777            --           149,230
                                      ============    ============    ============    ============

     Operating loss in the table above is exclusive of $1,318,625 of stock compensation for the year ended December 31, 2000 as such amount was not included by management in measuring operating performance of the business segments.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)

(Amounts stated in United States Dollars)


17.  SEGMENT INFORMATION - continued

     Major customers and suppliers

     One single customer, Zhonig Xing Telecom, Co. Ltd. accounted for approximately 17% of the total sales on distribution and sale of semi-conductors and electronic spare parts for the year ended December 31, 2000. Another customer, Skyworth (Group) Co. accounted for 10% or more of the total sales for the year ended December 31, 1999. No single customer accounted for 10% or more of total sales for the year ended December 31, 1998.

     The Company's principal suppliers are Texas Instruments Asia Limited ("TI") and Zilog Inc. and TDK Semiconductor Corporation which the percentage of total purchases of semiconductors and electronic spare parts shown as follows:

     Year                          TI          Zilog Inc.        TDK
     ----                          --          ----------        ---

     2000                          58%              6%           27%
     1999                          33%             41%           16%
     1998                          32%             25%           15%


18.  SUBSEQUENT EVENTS

     The Company, pursuant to a private offering memorandum dated January 8, 2001, offered 3,400,000 units at $1.50 per unit each consisting of one share of $0.01 par value common stock and a warrant for one share of common stock. On January 17 and 24, 2001, the Company sold 75,000 units and 45,000 units, respectively. The Company received net proceeds of $99,267 and $58,250 net of offering costs.

     In March 2001, the Company's wholly-owned subsidiary, Mobilentity, Inc., filed with the Securities and Exchange Commission a registration statement that would allow it to spin-off from the Company. The registration has not yet been declared effective. If the registration is declared effective, it is expected that Mobilentity's common stock will be traded on the Nasdaq stock exchange.

     During the first half of fiscal 2001, the Company has announced letters of intent to acquire an equity ownership in various software companies and to acquire patents complementary to its unified messaging business segment. The transactions are expected to occur in the second half of fiscal 2001, contingent upon certain events, one of which is the ability of the Company to raise additional capital.

GETGO INC.
----------
(Formerly Getgo Mail.Com Inc.)


18.  SUBSEQUENT EVENTS - continued

     A summary of such planned transactions is as follows:

     In May 2001, Mobilentity executed a non-binding, 120 day term, letter of intent to acquire patents from Robert Hotto, an inventor in San Diego, CA. The terms provide that Mobilentity will issue its common stock in exchange for the patents. As of July 12, 2001, a definitive binding agreement has not been executed.

     The letter of intent signed by the Company and Preface Systems, Inc. ("Preface") provides for the Company to acquire 2,500,000 shares of Preface's common stock (approximately 2.5% of its total authorized shares) in exchange for $250 and certain consulting services, which have been rendered to Preface by the Company. Preface also agrees to sell the company 10,500,000 shares of its common stock for $3,000,000, contingent upon the Company's ability to raise $3,000,000 in a private placement. Preface is developing an internet - based solution for payer processing of health insurance claim transactions.

     The Company has agreed to purchase as 25% equity position in Analytic Solutions.Com Inc.'s ("Analytic Solutions") common stock in exchange for a $1,000,000 non-recourse promissory note. The note is to be paid from a portion of the proceeds from the Company's next private placement. Analytic Solutions is a provider of custom software solutions to businesses.